QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.1

Notice of Meeting, Invitation to Shareholders and Management Proxy Circular,
dated February 28, 2014

SUNCOR ENERGY INC.

MANAGEMENT PROXY CIRCULAR

Notice of 2014 Annual General Meeting
To be held on April 29, 2014

CONTENTS
1	Invitation to Shareholders
2	About this Management Proxy Circular

3	Voting and Proxies: Questions and Answers

6	Business of the Meeting
6	Financial Statements
6	Election of Directors
14	Appointment of Auditors
15	Advisory Vote on Approach to Executive Compensation

16	Board of Directors Compensation

23	Executive Compensation
23	Letter to Shareholders
26	Compensation Discussion and Analysis
57	Compensation Disclosure of Named Executive Officers
64	Termination Agreements and Change of Control Arrangements

67	Indebtedness of Directors, Executive Officers and Senior Officers

67	Summary of Incentive Plans

73	Directors' and Officers' Insurance

73	Corporate Governance

74	Additional Information

74	Advisories

A-1	Schedule A: Directors' Outstanding Option-Based Awards

B-1	Schedule B: Named Executive Officers' Outstanding Option-Based Awards

C-1	Schedule C: Corporate Governance Summary

D-1	Schedule D: Position Description for Independent Board Chair

E-1	Schedule E: Director Independence Policy and Criteria

F-1	Schedule F: Board Terms of Reference

NOTICE OF ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF SUNCOR ENERGY INC.

The annual general meeting of shareholders of Suncor Energy Inc. (the "Corporation") will be held on April 29, 2014, in the Empire Ballroom at the Fairmont Hotel Macdonald, 10065 – 100th Street N.W., Edmonton, Alberta, at 10:30 a.m. Mountain Daylight Time ("MDT").

The meeting will have the following purposes:

•
to receive the consolidated financial statements of the Corporation for the year ended December 31, 2013 together with the auditors' report thereon;

•
to elect directors of the Corporation to hold office until the close of the next annual meeting;

•
to appoint auditors of the Corporation to hold office until the close of the next annual meeting;

•
to consider and, if deemed fit, approve an advisory resolution on the Corporation's approach to executive compensation; and

•
to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement.

The accompanying management proxy circular provides detailed information relating to the matters to be dealt with at the meeting and forms part of this notice.

Shareholders are encouraged to express their vote in advance by completing the enclosed form of proxy. Detailed instructions on how to complete and return proxies are provided on pages 3 to 5 of the accompanying management proxy circular. To be effective, the completed form of proxy must be received by our transfer agent and registrar, Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, at any time prior to 10:30 a.m. MDT on April 25, 2014.

Shareholders may also vote their shares by telephone or through the internet using the procedures described in the enclosed form of proxy.

Shareholders registered at the close of business on March 3, 2014 will be entitled to receive notice of and vote at the meeting.

By order of the Board of Directors of Suncor Energy Inc.

Janice B. Odegaard
Senior Vice President, General Counsel and Corporate Secretary
February 28, 2014
Calgary, Alberta

INVITATION TO SHAREHOLDERS

Dear Shareholder:

On behalf of the board of directors (the "Board" or "Board of Directors"), management and employees of Suncor Energy Inc. (the "Corporation"), we invite you to attend our annual general meeting of shareholders on April 29, 2014, to be held in the Empire Ballroom at the Fairmont Hotel Macdonald, 10065 – 100th Street N.W., Edmonton, Alberta, at 10:30 a.m. Mountain Daylight Time.

The items of business to be considered at this meeting are described in the Notice of Annual General Meeting of Shareholders of Suncor Energy Inc. and accompanying management proxy circular. The contents and the sending of this management proxy circular have been approved by the Board of Directors.

Your participation at this meeting is very important to us. We encourage you to vote by following the instructions enclosed with this management proxy circular. Following the formal portion of the meeting, management will review the Corporation's operational and financial performance during 2013 and provide an outlook on priorities for 2014 and beyond. You will also have an opportunity to ask questions and to meet the directors and executives.

Many of our public documents, including our 2013 Annual Report, are available in the Investor Centre on our web site located at www.suncor.com. We encourage you to visit our web site during the year for information about the Corporation, including news releases and investor presentations. To ensure you receive all the latest news on the Corporation, including the speeches of senior executives, you can use the 'email alerts' subscribe feature on the Corporation's web site. Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

We look forward to seeing you at the meeting.

Yours sincerely,

John Ferguson Chairman of the Board	Steven W. Williams President and Chief Executive Officer

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    1

ABOUT THIS MANAGEMENT PROXY CIRCULAR

We are sending you this management proxy circular because you are a shareholder of record of common shares of Suncor Energy Inc. on March 3, 2014. You are invited to attend the annual general meeting of shareholders of Suncor Energy Inc. to be held in the Empire Ballroom at the Fairmont Hotel Macdonald, 10065 – 100th Street N.W., Edmonton, Alberta, on April 29, 2014, at 10:30 a.m. Mountain Daylight Time ("MDT") for the purposes indicated in the Notice of Annual General Meeting.

Suncor's management proxy circular includes important information regarding the matters to be acted upon at the annual general meeting, and our compensation practices for and compensation of the board of directors of Suncor (the "Board" or "Board of Directors") and Suncor's Named Executive Officers (as defined on page 26) for the year ended December 31, 2013.

This management proxy circular is dated February 28, 2014, and all information contained in this management proxy circular is given as of such date, unless stated otherwise.

In this management proxy circular, references to "Suncor", the "Corporation", the "company", "our" or "we" mean Suncor Energy Inc., its subsidiaries, partnerships and joint venture investments, unless the context otherwise requires.

 Forward-Looking Information and Risks
This management proxy circular contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in Suncor's Management's Discussion and Analysis for the year ended December 31, 2013 (the "MD&A"), and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Advisories section of this management proxy circular for information on the material risk factors and assumptions underlying our forward-looking information.
The company's financial and operational performance is potentially affected by a number of factors, including but not limited to, the factors described in the Advisories section of this management proxy circular.
 Non-GAAP Financial Measures
Certain financial measures in this management proxy circular – namely operating earnings, cash flow from operations ("CFOPS"), return on capital employed ("ROCE") and Oil Sands cash operating costs – are not prescribed by generally accepted accounting principles ("GAAP"). Refer to the Advisories section of this management proxy circular. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
 Measurement Conversions
Suncor converts certain natural gas volumes to thousands of barrels of oil equivalent per day ("mboe/d") on the basis of one barrel ("bbl") for every six thousand cubic feet ("mcf") of natural gas. Any figure presented in mboe/d may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one bbl of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

2   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

VOTING AND PROXIES: QUESTIONS AND ANSWERS

This management proxy circular is furnished in connection with the solicitation by or on behalf of the management of Suncor of proxies to be used at the annual general meeting of shareholders of Suncor. It is expected that solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means by Suncor employees or agents. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Suncor common shares and normal handling charges will be paid for such forwarding services.

Your vote is very important to us. We encourage you to exercise your vote to ensure your shares are represented.

To be valid, completed proxy forms must be dated, completed, signed and deposited with our transfer agent, Computershare Trust Company of Canada ("Computershare"): (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. Additionally, you may vote by using the internet at www.investorvote.com or by calling 1-866-732-VOTE (8683). Your proxy instructions must be received in each case no later than 10:30 a.m. MDT on April 25, 2014. Please read the following for commonly asked questions and answers regarding voting and proxies.

Q.  Am I entitled to vote?

A.  You are entitled to vote if you are a holder of Suncor common shares as of the close of business on March 3, 2014, the record date for the meeting. Each Suncor common share is entitled to one vote. A simple majority of votes (50% plus one vote) cast at the meeting in person or by proxy is required to approve all matters. The list of registered shareholders maintained by Suncor will be available for inspection after March 3, 2014, during usual business hours at the offices of Computershare, 600, 530 – 8th Avenue SW, Calgary, Alberta, T2P 3S8 and will be available at the meeting.

Q.  What am I voting on?

A.  You will be voting on:

•
the election of directors of the Corporation until the close of the next annual meeting;

•
the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation until the close of the next annual meeting; and

•
the advisory resolution on the Corporation's approach to executive compensation disclosed in this management proxy circular.

Q.  What if amendments are made to these matters or if other matters are brought before the meeting?

A.  If you attend the meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the securities represented by proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The persons named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual General Meeting and to other matters that may properly come before the meeting. As of the date of this management proxy circular, our management knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

Q.  Who is soliciting my proxy?

A.  The management of Suncor is soliciting your proxy. Solicitation of proxies is done primarily by mail, supplemented by telephone or other contact, by our employees or agents at a nominal cost, and all of these costs are paid by Suncor.

Q.  How can I vote?

A.  If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by completing your proxy form through any of the methods described above.

If your shares are not registered in your name but are held by a nominee, please see below.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    3

Q.  How can a non-registered shareholder vote?

A.  If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your shares. Your nominee will have provided you with a package of information, including these meeting materials and either a proxy or a voting form. Carefully follow the instructions accompanying the proxy or voting form.

Q.  How can a non-registered shareholder vote in person at the meeting?

A.  Suncor does not have access to all the names of its non-registered shareholders. Therefore, if you are a non-registered shareholder and attend the meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the meeting, insert your name in the space provided on the proxy form or voting form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of Computershare upon arrival at the meeting.

Q.  Who votes my shares and how will they be voted if I return a proxy?

A.  By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder.

The shares represented by your proxy must be voted or withheld from voting according to your instructions in the proxy. If you properly complete and return your proxy but do not specify how you wish the votes cast, your shares will be voted or withheld from voting as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxies received by management will be voted:

•
FOR the election of directors from those nominees set out in this management proxy circular;

•
FOR the appointment of PricewaterhouseCoopers LLP as auditors; and

•
FOR the approach to executive compensation disclosed in this management proxy circular.

Q.  Can I appoint someone other than the individuals named in the enclosed proxy form to vote my shares?

A.  Yes, if you are a registered holder, you have the right to appoint the person or company of your choice, who does not need to be a shareholder, to attend and act on your behalf at the meeting. If you wish to appoint a person other than the names that appear, then strike out those printed names appearing on the proxy form and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important to ensure that any other person you appoint is attending the meeting and is aware that his or her appointment to vote your shares has been made. Proxyholders should, upon arrival at the meeting, present themselves to a representative of Computershare.

Q.  What if my shares are registered in more than one name or in the name of my company?

A.  If the shares are registered in more than one name, all those registered must sign the form of proxy. If the shares are registered in the name of your company or any name other than yours, you may be required to provide documentation that proves you are authorized to sign the proxy form.

Q.  Can I revoke a proxy or voting instruction?

A.  If you are a registered shareholder and have returned a proxy, you may revoke it by:

1.
completing and signing a proxy bearing a later date, and delivering it to Computershare; or

2.
delivering a written statement, signed by you or your authorized attorney to:

(a)
the Corporate Secretary of Suncor Energy Inc. at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3 at any time up to and including the last business day prior to the meeting, or the business day preceding the day to which the meeting is adjourned; or

(b)
to the Chairman of the meeting prior to the start of the meeting.

If you are a non-registered shareholder, contact your nominee.

4   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

Q.  Is my vote confidential?

A.  Your proxy vote is confidential. Proxies are received, counted and tabulated by our transfer agent, Computershare. Computershare does not disclose the results of individual shareholder votes unless: they contain a written comment clearly intended for management; in the event of a proxy contest or proxy validation issue; or if necessary to meet legal requirements.

Q.  How many common shares are outstanding?

A.  As of February 24, 2014, there were 1,471,230,059 common shares outstanding. We have no other class or series of voting shares outstanding.

As of February 24, 2014, there was no person who, to the knowledge of our directors and officers, beneficially owned, or controlled or directed, directly or indirectly, common shares carrying 10% or more of the voting rights attached to all outstanding common shares.

Q.  What is electronic delivery?

A.  Electronic delivery is voluntary e-mail notification sent to shareholders when documents such as our annual report, quarterly reports and this management proxy circular are available on our web site. If you wish, you may elect to be notified by e-mail when documentation is posted on our web site. Electronic delivery will save paper, reduce our impact on the environment and reduce costs.

Q.  How can I ask for electronic delivery?

A.  If you are a registered shareholder, go to the Investor Communication web site at www.InvestorDelivery.com and follow the instructions on the screen.

You will need your Control Number and your PIN number (you will find them on the proxy form provided in your package).

Non-registered holders can sign up for mailings (not proxy materials) through www.computershare.com/mailinglist.

Q.  What if I have other questions?

A.  If you have a question regarding the meeting, please contact Computershare at 1-877-982-8760 or visit www.computershare.com.

Webcast of Meeting

The meeting may also be viewed via webcast on www.suncor.com starting at 10:30 a.m. MDT on April 29, 2014. Shareholders may view the meeting and ask questions on line, but will not be able to vote via the webcast.

Shareholder Proposals

Eligible shareholders should direct any proposals they plan to present at the 2015 annual general meeting to our Corporate Secretary. To be included in our 2015 management proxy circular, the proposal must be received at Suncor Energy Inc. at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3 by November 29, 2014.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    5

BUSINESS OF THE MEETING

Financial Statements

The audited consolidated financial statements for the year ended December 31, 2013 and the report of the auditors thereon will be placed before the meeting. These audited consolidated financial statements form part of our 2013 Annual Report. Copies of the 2013 Annual Report may be obtained from the Corporate Secretary upon request and will be available at the meeting. The full text of the 2013 Annual Report is available on Suncor's web site at www.suncor.com and has been filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Election of Directors

Number of Directors. Suncor's articles stipulate there shall be not more than 15 nor fewer than eight directors. The Board is currently composed of 13 non-employee directors, including Mr. John Ferguson, our chairman of the Board, and one member of management, Steven W. Williams, our President and Chief Executive Officer ("CEO"). After almost 19 years of service to Suncor, Mr. Ferguson, our current chairman of the Board, will be retiring from the Board this year and will not stand for re-election. Suncor has benefitted greatly from Mr. Ferguson's unwavering commitment and sound business judgment as well as his focus on good governance and sustainability. Mr. Ferguson brought a strong spirit of collaboration, discipline and integrity to Board discussions and the Board would like to thank Mr. Ferguson for his significant contributions to the company. In accordance with our by-laws, the Board has determined that 13 directors will be elected at the meeting. Following the annual general meeting, and assuming that all proposed nominees for director are elected as contemplated in this management proxy circular, the Board will be composed of 12 non-employee directors, and Mr. Williams. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of the nominees whose names appear on pages 7 to 13. Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee at their discretion unless the proxy specifies the common shares are to be withheld from voting in the election of directors.

Majority Voting for Directors. The Board has adopted a policy that requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall submit his or her resignation to the Governance Committee of the Board for consideration promptly following the meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for directors is equal to the number of directors to be elected. The Governance Committee shall consider the resignation and shall provide a recommendation to the Board. The Board will consider the recommendation of the Governance Committee and determine whether to accept it within 90 days of the applicable meeting and a news release will be issued by Suncor announcing the Board's determination, including, if applicable, the reasons for rejecting the resignation. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

Shareholders should note that, as a result of the majority voting policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.

6   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

The Persons Nominated for Election as Directors Are:

Mel E. Benson 65

Calgary, Alberta, Canada

Director from April 19, 2000 to present

Independent

Mel Benson is president of Mel E. Benson Management Services Inc., an international consulting firm working in various countries with a focus on First Nations/corporate negotiations. Mr. Benson is also part owner of the private oil and gas company Tenax Energy Inc. and sits on the board of the Fort McKay Group of Companies, a community trust organization, as well as ECM Energy Services, Inc., based in Phoenix, Arizona. Mr. Benson retired from Exxon International and Imperial Oil Canada in 2000 after a long career as an operations manager and senior member of project management. While based in Houston, Texas, Mr. Benson worked on international projects based in Africa and the former Soviet Union. Mr. Benson recently became a member of the community advisory board for the Alberta Land Institute through the University of Alberta. Mr. Benson is a member of Beaver Lake Cree Nation, located in northeast Alberta.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	7 of 7	100%

Environment, Health, Safety and Sustainable Development	5 of 5	100%

Human Resources and Compensation	5 of 5	100%

Annual General Meeting Voting Results				Other Public Company Boards

Year	Votes in Favour		Votes Withheld		None

2013	953 029 805	(96.74%)	32 095 787	(3.26%)

2012	973 069 024	(97.63%)	23 630 075	(2.37%)

Securities Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs(3)	Shares and DSUs ($)(4)	Meets Target	Current Status

2013	17 548	63 419	80 967	3 015 211	Yes	5.6x

2012	17 548	55 319	72 867	2 383 480

2011	17 548	47 231	64 779	1 903 207

Total Value of Equity ($)(6)(7)

2013	2012	2011

3 015 211	2 383 480	1 903 207

Dominic D'Alessandro 67

Toronto, Ontario, Canada

Director from November 12, 2009 to present

Independent

Dominic D'Alessandro was president and chief executive officer of Manulife Financial Corporation from 1994 to 2009 and is currently a director of CGI Group Inc. and Canadian Imperial Bank of Commerce ("CIBC")(8). For his many business accomplishments, Mr. D'Alessandro was recognized as Canada's Most Respected CEO in 2004 and CEO of the Year in 2002, and was inducted into the Insurance Hall of Fame in 2008. Mr. D'Alessandro is an Officer of the Order of Canada and has been appointed as a Commendatore of the Order of the Star of Italy. In 2009, he received the Woodrow Wilson Award for Corporate Citizenship and in 2005 was granted the Horatio Alger Award for community leadership. Mr. D'Alessandro is a FCA, and holds a Bachelor of Science from Concordia University in Montréal. He has also been awarded honorary doctorates from York University, the University of Ottawa, Ryerson University and Concordia University.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	7 of 7	100%

Audit	7 of 7	100%

Governance (Chair)	5 of 5	100%

Annual General Meeting Voting Results				Other Public Company Boards

Year	Votes in Favour		Votes Withheld		Canadian Imperial Bank of Commerce(8)

2013	974 577 629	(98.92%)	10 647 965	(1.08%)	CGI Group Inc.

2012	989 780 353	(99.31%)	6 916 497	(0.69%)

Securities Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs(3)	Shares and DSUs ($)(4)	Meets Target	Current Status

2013	10 000	41 185	51 185	1 906 129	Yes	3.5x

2012	10 000	31 886	41 886	1 370 091

2011	10 000	22 483	32 483	954 351

Total Value of Equity ($)(6)(7)

2013	2012	2011

1 906 129	1 370 091	954 351

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    7

W. Douglas Ford 70

Bonita Springs, Florida, USA

Director from April 29, 2004 to present

Independent

W. Douglas Ford was chief executive, refining and marketing for BP p.l.c. ("BP") from 1998 to 2002 and was responsible for the refining, marketing and transportation network of BP as well as the aviation fuels business, the marine business and BP shipping. Mr. Ford currently serves as a director of USG Corporation ("USG")(9) and Air Products and Chemicals, Inc. He is also a member of the board of trustees of the University of Notre Dame.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	7 of 7	100%

Human Resources and Compensation	5 of 5	100%

Governance	5 of 5	100%

Annual General Meeting Voting Results				Other Public Company Boards

Year	Votes in Favour		Votes Withheld		Air Products and Chemicals, Inc.

2013	953 883 813	(96.82%)	31 341 779	(3.18%)	USG Corporation(9)

2012	971 268 147	(97.45%)	25 430 951	(2.55%)

Securities Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs(3)	Shares and DSUs ($)(4)	Meets Target	Current Status

2013	Nil	76 320	76 320	2 842 157	Yes	5.3x

2012	Nil	66 523	66 523	2 175 967

2011	Nil	56 798	56 798	1 668 725

Total Value of Equity ($)(6)(7)

2013	2012	2011

2 956 717	2 512 847	1 925 685

John D. Gass 61

Palm Coast, Florida, USA

Director from February 3, 2014 to present(10)

Independent

John Gass is former vice president, Chevron Corporation, a major integrated oil and gas company, and former president, Chevron Gas and Midstream, positions he held from 2003 until his retirement in 2012. He has extensive international experience, having served in a diverse series of operational positions in the oil and gas industry with increasing responsibility throughout his career. Mr. Gass serves as a director of Southwestern Energy Co. and Weatherford International Ltd. He is also on the board of visitors for the Vanderbilt School of Engineering and is a member of the advisory board for the Vanderbilt Eye Institute. Mr. Gass graduated from Vanderbilt University in Nashville, Tennessee, with a bachelor's degree in civil engineering. He also holds a master's degree in civil engineering from Tulane University in New Orleans, Louisiana. A resident of Florida, he is a member of the American Society of Civil Engineers and the Society of Petroleum Engineers.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	N/A	N/A

Annual General Meeting Voting Results			Other Public Company Boards

Year	Votes in Favour	Votes Withheld	Southwestern Energy Co.

2013	N/A	N/A	Weatherford International Ltd.

2012	N/A	N/A

Securities Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs(3)	Shares and DSUs ($)(4)	Meets Target	Current Status

2013	153	N/A	153	5 698	N/A	N/A

Total Value of Equity ($)(6)(7)

2013

5 698

8   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

Paul Haseldonckx 65

Essen, Germany

Director from July 24, 2002 to present(11)

Independent

Paul Haseldonckx was a member of the management board of Veba Oel AG ("Veba"), Germany's largest downstream oil and gas company, including Aral AG gas stations in Europe. Mr. Haseldonckx represented Veba's interests at the board of the Cerro Negro joint venture, an in situ oil sands development including an upgrader, during the construction and early production phase. Mr. Haseldonckx holds a Master of Science and has completed Executive Programs at INSEAD, Fontainebleau and IMD, Lausanne.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	7 of 7	100%

Audit	7 of 7	100%

Environment, Health, Safety and Sustainable Development (Chair)	5 of 5	100%

Annual General Meeting Voting Results				Other Public Company Boards

Year	Votes in Favour		Votes Withheld		None

2013	974 116 283	(98.87%)	11 109 310	(1.13%)

2012	990 141 986	(99.34%)	6 555 065	(0.66%)

Securities Held as at December 31

			Total Common Shares,	Total Value of Common Shares DSUs	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs and RSUs(2)	DSUs and RSUs(3)	and RSUs ($)(4)	Meets Target	Current Status

2013	12 217	33 383	45 600	1 698 144	Yes	3.1x

2012	12 154	27 204	39 358	1 287 400

2011	12 103	20 933	33 036	970 598

Total Value of Equity ($)(6)(7)

2013	2012	2011

1 698 144	1 287 400	970 598

John R. Huff 67

Houston, Texas, USA

Director from January 30, 1998 to present

Independent

John Huff is chairman of Oceaneering International Inc., an oilfield services company. He also serves as a director of KBR Inc. and as a director of Hi Crush Partners LP.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	7 of 7	100%

Environment, Health, Safety and Sustainable Development	5 of 5	100%

Human Resources and Compensation	5 of 5	100%

Annual General Meeting Voting Results				Other Public Company Boards

Year	Votes in Favour		Votes Withheld		Hi Crush Partners LP

2013	952 176 794	(96.65%)	33 048 799	(3.35%)	KBR Inc.

2012	973 365 937	(97.66%)	23 333 601	(2.34%)	Oceaneering International Inc.

Securities Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs(3)	Shares and DSUs ($)(4)	Meets Target	Current Status

2013	43 174	100 601	143 775	5 354 181	Yes	9.9x

2012	43 107	90 293	133 400	4 363 514

2011	43 058	80 240	123 298	3 622 495

Total Value of Equity ($)(6)(7)

2013	2012	2011

5 634 261	4 897 514	4 294 895

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    9

Jacques Lamarre 70

Montréal, Québec, Canada

Director from November 12, 2009 to present

Independent

Jacques Lamarre is past president and chief executive officer of SNC-Lavalin, a position he held from May 1996 until his retirement in May 2009. Mr. Lamarre is an Officer of the Order of Canada and a founding member and past chair of the Commonwealth Business Council. He is also past chair of the board of directors of the Conference Board of Canada and a founding member of the World Economic Forum's Governors for Engineering & Construction. Currently, he serves as a director of PPP Canada Inc. and is a member of the Engineering Institute of Canada, Engineers Canada and the Ordre des ingénieurs du Québec. Mr. Lamarre holds a Bachelor of Arts and a Bachelor of Arts and Science in Civil Engineering from Université Laval in Quebec City. He also completed Harvard University's Executive Development Program. In addition, Mr. Lamarre holds honorary doctorates from the University of Waterloo, the University of Moncton and Université Laval. Among others, he has previously served on the board of the Royal Bank of Canada.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	7 of 7	100%

Audit	7 of 7	100%

Environment, Health, Safety and Sustainable Development	5 of 5	100%

Annual General Meeting Voting Results				Other Public Company Boards

Year	Votes in Favour		Votes Withheld		None

2013	975 568 699	(99.02%)	9 656 675	(0.98%)

2012	975 488 859	(97.87%)	21 210 241	(2.13%)

Securities Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs(3)	Shares and DSUs ($)(4)	Meets Target	Current Status

2013	28 000	40 586	68 586	2 554 143	Yes	4.7x

2012	11 280	31 535	42 815	1 400 479

2011	11 280	22 297	33 577	986 492

Total Value of Equity ($)(6)(7)

2013	2012	2011

2 554 143	1 400 479	986 492

Maureen McCaw 59

Edmonton, Alberta, Canada

Director from April 27, 2004 to present(11)

Independent

Maureen McCaw is past executive vice-president (Edmonton) of Leger Marketing, formerly Criterion Research Corp., a company she founded in 1986. Ms. McCaw holds a Bachelor of Arts from the University of Alberta and an Institute of Corporate Directors certification (ICD.D). In addition to being president of Tinnakilly Inc. and a managing partner at Prism Ventures, Ms. McCaw is a director of the Canadian Broadcasting Corporation, the Edmonton International Airport, and a member of the Alberta Securities Commission. Ms. McCaw also serves on a number of Alberta boards and advisory committees, including the Nature Conservancy of Canada (Alberta) and the Epcor Community Essentials Council and is past chair of the Edmonton Chamber of Commerce.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	7 of 7	100%

Environment, Health, Safety and Sustainable Development	5 of 5	100%

Human Resources and Compensation	5 of 5	100%

Annual General Meeting Voting Results				Other Public Company Boards

Year	Votes in Favour		Votes Withheld		None

2013	954 512 538	(96.88%)	30 713 054	(3.12%)

2012	974 157 776	(97.74%)	22 539 074	(2.26%)

Securities Held as at December 31

	Common		Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Shares (1)(12)	DSUs(2)	Shares and DSUs(3)(12)	Shares and DSUs ($)(4)(12)	Meets Target	Current Status

2013	5 306	48 590	53 896	2 007 087	Yes	3.7x

2012	5 211	40 742	45 953	1 503 123

2011	5 141	32 844	37 985	1 115 999

Total Value of Equity ($)(6)(7)(12)

2013	2012	2011

2 007 087	1 503 123	1 115 999

10   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

Michael W. O'Brien 69

Canmore, Alberta, Canada

Director from April 26, 2002 to present

Independent

Michael O'Brien served as executive vice president, corporate development, and chief financial officer of Suncor Energy Inc. before retiring in 2002. Mr. O'Brien is lead director of Shaw Communications Inc. In addition, he is past chair of the board of trustees for the Nature Conservancy Canada, past chair of the Canadian Petroleum Products Institute and past chair of Canada's Voluntary Challenge for Global Climate Change. He has previously served on the boards of Teresen Inc., Primewest Energy Inc. and CRA International.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	7 of 7	100%

Audit (Chair)	7 of 7	100%

Governance	5 of 5	100%

Annual General Meeting Voting Results				Other Public Company Boards

Year	Votes in Favour		Votes Withheld		Shaw Communications Inc.

2013	974 884 375	(98.95%)	10 341 218	(1.05%)

2012	989 687 813	(99.30%)	7 011 926	(0.70%)

Securities Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs(3)	Shares and DSUs ($)(4)	Meets Target	Current Status

2013	26 808	57 563	84 371	3 141 976	Yes	5.8x

2012	26 808	50 863	77 671	2 540 618

2011	26 808	44 216	71 024	2 086 685

Total Value of Equity ($)(6)(7)

2013	2012	2011

3 256 536	2 829 818	2 514 125

James W. Simpson 69

Calgary, Alberta, Canada

Director from July 28, 2004 to present(11)

Independent

James Simpson is past president of Chevron Canada Resources (oil and gas). He serves as lead director for Canadian Utilities Limited and is on its Corporate Governance, Nomination, Compensation and Succession Committee, as well as being the chairman for its Audit Committee and Risk Review Committee. Mr. Simpson holds a Bachelor of Science and Master of Science, and graduated from the Program for Senior Executives at M.I.T.'s Sloan School of Business. He is also past chairman of the Canadian Association of Petroleum Producers and past vice chairman of the Canadian Association of the World Petroleum Congresses.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	7 of 7	100%

Governance	5 of 5	100%

Human Resources and Compensation (Chair)	5 of 5	100%

Annual General Meeting Voting Results				Other Public Company Boards

Year	Votes in Favour		Votes Withheld		Canadian Utilities Limited

2013	953 653 612	(96.80%)	31 571 981	(3.20%)	CU Inc.

2012	973 898 045	(97.71%)	22 801 053	(2.29%)

Securities Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs(3)	Shares and DSUs ($)(4)	Meets Target	Current Status

2013	4 736	43 023	47 759	1 778 545	Yes	3.3x

2012	4 736	36 637	41 373	1 353 311

2011	4 736	28 693	33 429	982 144

Total Value of Equity ($)(6)(7)

2013	2012	2011

1 778 545	1 353 311	982 144

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    11

Eira M. Thomas 45

West Vancouver, British Columbia, Canada

Director from April 27, 2006 to present

Independent

Eira Thomas is a Canadian geologist with over 20 years of experience in the Canadian diamond business, including her previous roles as vice president of Aber Resources, now Dominion Diamond Corp., and as founder and CEO of Stornoway Diamond Corp. Currently, Ms. Thomas is chief executive officer and a director of Kaminak Gold Corporation, and a director of Lucara Diamond Corp. and Dundee Precious Metals Inc. ("Dundee")(13) She also serves on the board of the Prospectors and Developers Association of Canada.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	7 of 7	100%

Audit	7 of 7	100%

Governance	5 of 5	100%

Annual General Meeting Voting Results				Other Public Company Boards

Year	Votes in Favour		Votes Withheld		Dundee Precious Metals Inc.(13)

2013	850 383 417	(86.31%)	134 842 176	(13.69%)	Kaminak Gold Corporation

2012	991 373 989	(99.47%)	5 322 862	(0.53%)	Lucara Diamond Corp.

Securities Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs(3)	Shares and DSUs ($)(4)	Meets Target	Current Status

2013	4 000	52 392	56 392	2 100 038	Yes	3.9x

2012	4 000	45 803	49 803	1 629 056

2011	4 000	37 759	41 759	1 226 879

Total Value of Equity ($)(6)(7)

2013	2012	2011

2 100 038	1 629 056	1 226 879

Steven W. Williams 58

Calgary, Alberta, Canada

Director from December 1, 2011 to present

Non-independent Management

Steve Williams has served as the President of Suncor Energy Inc. since December 2011 and as Chief Executive Officer of Suncor Energy Inc. since May 2012. Mr. Williams is a fellow of the Institution of Chemical Engineers and is a member of the Institute of Directors. He is also one of twelve founding CEOs in Canada's Oil Sands Innovation Alliance (COSIA), a member of the Canadian Council of Chief Executives and a member of the Business Advisory Council, School of Business at the University of Alberta.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	7 of 7	100%

Annual General Meeting Voting Results				Other Public Company Boards

Year	Votes in Favour		Votes Withheld		None

2013	977 334 459	(99.20%)	7 891 133	(0.80%)

2012	991 601 460	(99.49%)	5 098 278	(0.51%)

Securities Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs(3)	Shares and DSUs ($)(4)	Meets Target	Current Status

2013	385 914	40 216	426 130	15 869 085	Yes	2.4x

2012	222 221	39 355	261 576	8 556 143

2011	215 672	38 733	254 405	7 474 419

Total Value of Equity ($)(6)(7)

2013	2012	2011

21 980 745	13 645 243	11 386 119

12   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

Michael M. Wilson 62

Bragg Creek, Alberta, Canada

Director from February 3, 2014 to present(10)

Independent

Michael Wilson is former president and chief executive officer of Agrium Inc., a retail supplier of agricultural products and services and a wholesale producer and marketer of agricultural nutrients, which is headquartered in Calgary, a position he held from 2003 until his retirement in 2013. He previously served as executive vice president and chief operating officer. Mr. Wilson has significant experience in the petrochemical industry, serving as president of Methanex Corporation, and holding various positions with increasing responsibility in North America and Asia with Dow Chemical Company. Mr. Wilson has a bachelor's degree in chemical engineering from the University of Waterloo and currently serves on the boards of Agrium Inc. ("Agrium")(14), Celestica Inc. and Finning International Inc. He is also the chair of the Calgary Prostate Cancer Foundation.

Suncor Board and Board Committees	Meeting Attendance

Board of Directors	N/A	N/A

Annual General Meeting Voting Results			Other Public Company Boards

Year	Votes in Favour	Votes Withheld	Agrium Inc.(14)

2013	N/A	N/A	Celestica Inc.

2012	N/A	N/A	Finning International Inc.

Securities Held as at December 31

			Total Common	Total Value of Common	Share Ownership Target(5)
Fiscal Year	Common Shares(1)	DSUs(2)	Shares and DSUs(3)	Shares and DSUs ($)(4)	Meets Target	Current Status

2013	10 000	N/A	10 000	372 400	N/A	N/A

Total Value of Equity ($)(6)(7)

2013

372 400

(1)
Reflects the number of Suncor common shares, excluding fractional amounts, beneficially owned, or controlled or directed, directly or indirectly, by the director as at December 31 of the year reported. Subsequent to December 31, 2013, Mr. Gass acquired an additional 45 Suncor common shares, Mr. Haseldonckx acquired an additional 16 Suncor common shares, excluding fractional amounts, and Ms. McCaw acquired an additional 25 Suncor common shares, excluding fractional amounts. As at February 24, 2014, there had been no other changes to the share ownership of the directors from December 31, 2013.

(2)
Reflects deferred share units ("DSUs") granted to the directors and, in the case of Mr. Haseldonckx, also restricted share units ("RSUs") held by Mr. Haseldonckx, being 4,203 RSUs in 2013, 4,114 RSUs in 2012 and 4,050 RSUs in 2011. DSUs and RSUs are not voting securities and exclude fractional amounts. DSUs were granted pursuant to the Suncor Deferred Share Unit Plan (the "DSU Plan") and the closed Petro-Canada Deferred Share Unit Plan (Non-Employee Directors of Petro-Canada) (the "PCCDSU Plan"). RSUs were granted pursuant to the closed Petro-Canada Restricted Share Unit Plan (Non-Employee Directors of Petro-Canada) (the "PCRSU Plan"). See "Board of Directors Compensation – Equity Based Compensation" on page 19 and "Summary of Incentive Plans – Closed Plans" on page 71 of this management proxy circular. Subsequent to December 31, 2013, each of Messrs. Gass and Wilson were each granted an award of 5,960 DSUs upon their appointment to the Board effective February 3, 2014.

(3)
In the case of Mr. Haseldonckx, includes RSUs, excluding fractional amounts.

(4)
Reflects the number of Suncor common shares and DSUs, and in the case of Mr. Haseldonckx, RSUs, held by the director multiplied by the closing price on the Toronto Stock Exchange (the "TSX") of a Suncor common share on December 31 of the year reported (December 31, 2013 ($37.24), December 31, 2012 ($32.71) and December 31, 2011 ($29.38)).

(5)
Current status reflects the multiple of the share ownership target met by the director as at December 31, 2013. See "Board of Directors Compensation – Share Ownership Guidelines" on page 17 of this management proxy circular for non-employee directors and "Compensation Discussion and Analysis – Our Approach to Executive Compensation – Executive Share Ownership Guidelines" on page 36 of this management proxy circular for Mr. Williams. Messrs. Gass and Wilson have five years to attain the $540,000 share ownership target.

(6)
Reflects the value of all Suncor common shares, DSUs and RSUs held calculated in accordance with footnote (4) and options held calculated in accordance with footnote (7).

(7)
Directors' options for non-employee directors include only options granted on or prior to December 31, 2008, as Suncor discontinued grants effective January 1, 2009 for non-employee directors. The value of options held by each non-employee director reflects the 'in-the-money' amount of the options – the difference between the closing price on the TSX of a Suncor common share on December 31 for the year reported (December 31, 2013 ($37.24), December 31, 2012 ($32.71) and December 31, 2011 ($29.38)) and the exercise price of each applicable option – as reported in Schedule A of this management proxy circular. Options granted to Mr. Williams were granted to him in his capacity as an executive officer of Suncor.

(8)
Mr. D'Alessandro has indicated that he will not stand for re-election as a director of CIBC at CIBC's next annual meeting.

(9)
Mr. Ford has indicated that he will not stand for re-election as a director of USG at USG's next annual meeting.

(10)
Messrs. Gass and Wilson were appointed to the Board effective February 3, 2014. Accordingly, information as to meeting attendance for 2013, annual general meeting voting results for 2013 and 2012, DSU and RSU holdings as at December 31, 2013 and share ownership target as at December 31, 2013 is not applicable to them.

(11)
Mr. Haseldonckx, Ms. McCaw and Mr. Simpson served on the Petro-Canada Board of Directors as follows: Mr. Haseldonckx, July 24, 2002 to July 31, 2009; Ms. McCaw, April 27, 2004 to July 31, 2009; and Mr. Simpson, July 28, 2004 to July 31, 2009.

(12)
Ms. McCaw's Suncor common shares and values based on this number have been restated for 2012 and 2011.

(13)
Ms. Thomas has indicated that she will not stand for re-election as a director of Dundee at Dundee's next annual meeting scheduled for May 7, 2014.

(14)
Mr. Wilson has indicated that he will not stand for re-election as a director of Agrium at Agrium's next annual meeting.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    13

Cease Trade Orders, Bankruptcies, Penalties or Sanctions. No proposed director is, as at the date hereof, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company (including Suncor) that (a) was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the proposed director was acting in that capacity, or (b) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity.

No proposed director is, as at the date hereof, or has been in the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Ford, a current and proposed director of Suncor, who is currently a director of USG Corporation, which was in bankruptcy protection until June 2006, and who was also a director of United Airlines (until February 2006), which was in Chapter 11 bankruptcy protection until February 2006.

No proposed director is, as at the date hereof, or has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

No proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

Management and the Board propose that PricewaterhouseCoopers LLP be appointed as Suncor's auditors until the close of the next annual general meeting. PricewaterhouseCoopers LLP have been Suncor's auditors for more than five years.

Fees paid and payable to PricewaterhouseCoopers LLP for the years ended December 31, 2012 and 2013 are detailed below.

($ thousands)	2012	2013

Audit Fees	5 904	6 108

Audit-Related Fees	429	519

Tax Fees	50	50

All Other Fees	125	60

Total	6 508	6 737

The nature of each category of fees is as follows:

Audit Fees. Audit Fees were paid, or are payable, for professional services rendered by the auditors for the audit of Suncor's annual financial statements, or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Audit-Related Fees were paid for professional services rendered by the auditors for the review of quarterly financial statements and for the preparation of reports on specified procedures as they relate to audits of joint arrangements and attest services not required by statute or regulation.

Tax Fees. Tax Fees for corporate tax filings and tax planning were paid in a foreign jurisdiction where Suncor has limited activity.

All Other Fees. All Other Fees were subscriptions to auditor provided and supported tools.

All services described beside the captions "Audit Fees", "Audit-Related Fees", "Tax Fees" and "All Other Fees" were approved by the Audit Committee in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X under the U.S. Securities and Exchange Act of 1934, as amended (the "Exchange Act"). None of the fees described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X under the Exchange Act.

14   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

Advisory Vote on Approach to Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles that the Board has used to make executive compensation decisions.

We hope you will carefully review the "Letter to Shareholders" beginning on page 23 and our "Compensation Discussion and Analysis" beginning on page 26 of this management proxy circular before voting on this matter. We encourage any shareholder who has comments on our approach to executive compensation to forward these comments to the chair of the Human Resources and Compensation Committee (the "HR&CC") c/o the Corporate Secretary, Suncor Energy Inc. P.O. Box 2844, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3E3. The "Compensation Discussion and Analysis" section discusses our compensation philosophy and approach to executive compensation, what our Named Executive Officers are paid and how their level of compensation is determined. This disclosure has been approved by the Board on the recommendation of the HR&CC.

At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:

"Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular of Suncor Energy Inc. delivered in advance of its 2014 annual meeting of shareholders."

As this is an advisory vote, the results will not be binding upon the Board. However, in considering its approach to compensation in the future, the Board will take into account the results of the vote, together with feedback received from shareholders in the course of our engagement activities.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    15

BOARD OF DIRECTORS COMPENSATION

Philosophy and Approach

Philosophy. Compensation of non-employee directors is intended to:

•
enable Suncor to attract highly qualified individuals with the capability to meet the demanding responsibilities of Board members; and

•
closely align non-employee directors' interests with shareholder interests.

Approach. The Governance Committee reviews Board compensation levels annually to ensure Suncor's approach to Board compensation is competitive at the median of the Suncor Compensation Peers (as defined below), and takes into account governance and best practice trends.

Total compensation for non-employee directors consists of annual retainers, meeting fees and an annual equity award provided in the form of DSUs. The Governance Committee engages Towers Watson to benchmark compensation for non-employee directors and the chairman of the Board and provide information on compensation governance and best practice trends for directors and the chairman of the Board. This information is used by the Governance Committee in determining the compensation of non-employee directors, including the chairman of the Board, recommended annually to the full Board for approval.

Structure

Suncor's North American energy peers, identified on page 35 of this management proxy circular (the "Suncor Compensation Peers") for benchmarking Suncor's director compensation structure, are the same companies used for benchmarking senior executive compensation. Suncor's rank, as compared to the Suncor Compensation Peers, in relation to revenues, market capitalization and assets, is also provided for on page 26 of this management proxy circular.

The following tables display the compensation structure for 2013 for all non-employee directors, including the chairman of the Board. The total compensation structure for the Board's non-employee directors and the chairman of the Board did not change from 2012 to 2013.

Compensation Structure for Non-Employee Directors (Excluding chairman of the Board)	($)

Retainer and Fees

Annual Retainer(1)	50 000

Annual Committee Chair Retainer:

Audit Committee	25 000

HR&CC	15 000

Environment, Health, Safety and Sustainable Development ("EHS&SD") Committee and Governance Committee	10 000

Annual Committee Member Retainer:

Audit Committee	6 000

EHS&SD Committee, Governance Committee and HR&CC	5 000

Board Meeting Fee and Committee Meeting Fee	1 500

Travel within continental North America (Per Round Trip)(2)	1 500

Travel originating from outside continental North America (Per Round Trip)(3)	3 000

Annual Equity

Annual DSU target value(4)	180 000

16   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

Compensation Structure for chairman of the Board(5)	($)

Retainer and Fees

Annual Retainer(1)	250 000

Travel within continental North America (Per Round Trip)(2)	1 500

Travel originating from outside continental North America (Per Round Trip)(3)	3 000

Annual Equity

Annual DSU target value(4)	280 000

(1)
Annual retainer is payable as elected by the non-employee director. Each year, a non-employee director may elect to receive his or her fees in 100% cash, 50% cash and 50% DSUs or 100% DSUs. All non-employee directors must receive at least 50% of their annual retainer and meeting fees in DSUs until the share ownership guideline level has been met.

(2)
Provides for travel from principal residence within continental North America to attend Board, committee or orientation meetings.

(3)
Provides for travel from principal residence outside North America to attend Board, committee or orientation meetings.

(4)
The number of DSUs to be awarded in 2013 was set by the Board at the beginning of 2013 based on target values for non-employee directors (other than the chairman of the Board) of $180,000 (which equaled 5,540 DSUs) and the chairman of the Board of $280,000 (which equaled 8,540 DSUs). DSUs are awarded in equal quarterly installments.

(5)
No other compensation was payable to the chairman of the Board for 2013.

Committee Membership. The following table sets forth the current committee members, all of whom are non-employee directors.

Committee Members(1)	Audit Committee	Governance Committee	EHS&SD Committee	HR&CC

Mel E. Benson			✓	✓

Dominic D'Alessandro	✓	Chair

W. Douglas Ford		✓		✓

Paul Haseldonckx	✓		Chair

John R. Huff			✓	✓

Jacques Lamarre	✓		✓

Maureen McCaw			✓	✓

Michael W. O'Brien	Chair	✓

James W. Simpson		✓		Chair

Eira M. Thomas	✓	✓

(1)
Messrs. Gass and Wilson will be appointed to Board committees at a future date.

Share Ownership Guidelines. One way non-employee directors demonstrate their commitment to Suncor's long-term success and alignment with shareholders is through share ownership. The Board has established share ownership guidelines of $1,400,000 for the chairman of the Board and $540,000 for all other non-employee directors, which must be attained by each director within five years of when he or she is first elected or appointed. Suncor common shares and DSUs count toward the share ownership guideline, and in the case of Mr. Haseldonckx, the RSUs granted to him under the PCRSU Plan also counts toward the share ownership guideline.

As at February 24, 2014, all non-employee directors, including the chairman of the Board, met the share ownership guidelines. In the case of Messrs. Gass and Wilson, each new director has five years to attain the $540,000 share ownership level.

"A substantial share ownership requirement of more than $500,000 for non-employee directors demonstrates alignment with shareholders' interests."

Share ownership guidelines are reviewed periodically based on survey data. The current share ownership guideline level was determined to be appropriate for 2014.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    17

Total Compensation

Total Compensation Summary. The following table provides information on the total compensation paid to the non-employee directors for the year ended December 31, 2013.

($)

Name(1)	Total Fees Paid	Share-Based Awards(2)	Total Compensation(3)

Mel E. Benson	87 000	188 499	275 499

Dominic D'Alessandro	100 500	188 499	288 999

John T. Ferguson	256 000	290 574	546 574

W. Douglas Ford	91 500	188 499	279 999

Paul Haseldonckx	102 000	188 499	290 499

John R. Huff	91 500	188 499	279 999

Jacques Lamarre	92 500	188 499	280 999

Maureen McCaw	91 500	188 499	279 999

Michael W. O'Brien	110 000	188 499	298 499

James W. Simpson	97 000	188 499	285 499

Eira M. Thomas	95 500	188 499	283 999

Total	1 215 000	2 175 564	3 390 564

(1)
Mr. Williams, Suncor's President and CEO, did not receive compensation for serving as a member of the Board. Please refer to page 58 of this management proxy circular for specifics of the compensation provided to Mr. Williams for the year ended December 31, 2013. Messrs. Gass and Wilson are not represented in the foregoing table as they were appointed to the Board effective February 3, 2014.

(2)
Share-based awards consist of DSUs, which are granted annually and awarded in equal quarterly installments. Grant date fair market value is based on the average of the day's high and low price of a Suncor common share on the TSX for the trading day immediately preceding the date of each quarterly award ($30.48, $31.14, $37.27, $37.21). DSUs cannot be redeemed by non-employee directors until they cease to hold office.

(3)
Suncor does not provide stock options, pension benefits, non-equity incentives or other compensation to non-employee directors.

Fees Paid. The following table provides a detailed breakdown of the fees paid to our non-employee directors for the year ended December 31, 2013. Fees are paid quarterly.

($)

Name(1)	Retainer Fee	Committee Retainer Fee	Committee Chair Retainer Fee	Board Attendance Fee	Committee Attendance Fee	Travel Fees	Total Fees Paid(2)	Fees Taken in DSUs	Fees Taken in Cash

Mel E. Benson	50 000	10 000	—	10 500	15 000	1 500	87 000	43 500	43 500

Dominic D'Alessandro	50 000	6 000	10 000	10 500	18 000	6 000	100 500	100 500	—

John T. Ferguson	250 000	—	—	—	—	6 000	256 000	128 000	128 000

W. Douglas Ford	50 000	10 000	—	10 500	15 000	6 000	91 500	91 500	—

Paul Haseldonckx	50 000	6 000	10 000	10 500	16 500	9 000	102 000	—	102 000

John R. Huff	50 000	10 000	—	10 500	15 000	6 000	91 500	91 500	—

Jacques Lamarre	50 000	11 000	—	10 500	16 500	4 500	92 500	92 500	—

Maureen McCaw	50 000	10 000	—	10 500	15 000	6 000	91 500	45 750	45 750

Michael W. O'Brien	50 000	5 000	25 000	10 500	18 000	1 500	110 000	—	110 000

James W. Simpson	50 000	5 000	15 000	10 500	15 000	1 500	97 000	—	97 000

Eira M. Thomas	50 000	11 000	—	10 500	18 000	6 000	95 500	—	95 500

Total	750 000	84 000	60 000	105 000	162 000	54 000	1 215 000	593 250	621 750

(1)
Messrs. Gass and Wilson are not represented in the foregoing table as they were appointed to the Board effective February 3, 2014.

(2)
Amounts reflect aggregate value of fees paid in cash and/or DSUs.

18   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

Equity Based Compensation

Annual DSU Grant. Non-employee directors participate in the Suncor Deferred Share Unit Plan (previously defined herein as the "DSU Plan"). When redeemed, each DSU pays the holder the then current cash equivalent of the market price per share, as calculated in accordance with the DSU Plan. DSUs are an important component of non-employee director compensation as they provide a stake in Suncor and promote greater alignment between directors and shareholders.

"DSUs, which represent almost 70% of the annual pay for non-employee directors, other than the chairman of the Board for whom they represent over 50%, provide a stake in Suncor's long term success."

Under the DSU Plan, each non-employee director receives an annual DSU grant as part of his or her total compensation. The annual grant of DSUs is awarded in equal quarterly installments. In 2013, non-employee directors, including the chairman of the Board, received an aggregate of 63,940 DSUs. Each non-employee director, other than the chairman of the Board, received 5,540 DSUs. The chairman of the Board received 8,540 DSUs.

For each new non-employee director, the DSU Plan provides for an additional grant equal to the annual grant for the year in which he or she is appointed to the Board. New non-employee directors, including any new chairman of the Board, who join after February of a calendar year, will receive a pro-rated annual DSU grant based on the date they join the Board.

Fees Paid in DSUs. Until share ownership guidelines for non-employee directors are met (see page 17 of this management proxy circular for details), non-employee directors receive one-half or, if they choose, all of their fees (excluding expense reimbursements) in the form of DSUs. The number of DSUs to be credited to the non-employee director's account on each payment date is equal to the number of Suncor common shares that could have been purchased on the quarterly payment date based on the fees allocated to the director. On each dividend payment date for Suncor common shares, an additional number of DSUs, equivalent to the number of Suncor common shares that could have been acquired on that date by notional dividend reinvestment, are credited to the non-employee directors' DSU accounts.

Redemption of DSUs. DSUs are redeemed when a non-employee director ceases to hold office, or on a date elected by that director prior to November 30 of the following calendar year. For directors subject to payment of U.S. federal tax, the redemption period to elect payout of the DSUs they hold commences on the first day of the calendar year following that year in which the non-employee director ceases to be a member of the Board, and ends on November 30 of that same year. However, no redemption will be permitted within the first six months following separation from service by a U.S. taxpayer who is considered a "specified employee". The cash payment at redemption is calculated by multiplying the number of DSUs by the then-current market value of a Suncor common share.

Stock Options. In line with governance best practice, stock option grants to non-employee directors were discontinued after 2008. All stock options that were granted to directors through 2008 vested prior to January 1, 2012. No future stock option grants to non-employee directors are planned. For additional information on stock options held by our non-employee directors, see Schedule A.

Director Equity Compensation Hedging. Pursuant to Suncor's policies, directors are not permitted to engage in short selling in Suncor common shares or purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of Suncor common shares or other securities of Suncor held by the director.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    19

Option-Based and Share-Based Awards. The following table provides certain information about option-based and share-based awards outstanding for our non-employee directors as at December 31, 2013. For further details, including the exercise price and expiration date, of each option-based award held by our non-employee directors as at December 31, 2013, see Schedule A.

	Option-Based Awards		Share-Based Awards

Name(1)	Aggregate number of securities underlying unexercised options	Aggregate value of unexercised 'in-the-money' options(2) ($)	Aggregate market or payout value of vested share-based awards not paid out or distributed(3) ($)

Mel E. Benson	16 000	—	2 361 724

Dominic D'Alessandro	—	—	1 533 729

John T. Ferguson	36 000	280 080	3 988 441

W. Douglas Ford	24 000	114 560	2 842 157

Paul Haseldonckx	—	—	1 243 183

John R. Huff	32 000	280 080	3 746 381

Jacques Lamarre	—	—	1 511 423

Maureen McCaw	—	—	1 809 492

Michael W. O'Brien	24 000	114 560	2 143 646

James W. Simpson	—	—	1 602 177

Eira M. Thomas	24 000	—	1 951 078

Total	156 000	789 280	24 733 431

(1)
Messrs. Gass and Wilson are not represented in the foregoing table as they were appointed to the Board effective February 3, 2014.

(2)
Value of options reported reflects the 'in-the-money' amount (the difference between the closing price on the TSX of a Suncor common share on December 31, 2013 ($37.24) and the exercise price of the option) of the exercisable and non-exercisable options held as at December 31, 2013.

(3)
Consists of DSUs issued under the DSU Plan and the closed PCCDSU Plan, and in the case of Mr. Haseldonckx, includes RSUs issued under the closed PCRSU Plan. All share-based awards held by non-employee directors have vested but cannot be redeemed until they cease to hold office. Calculated based on the closing price on the TSX of a Suncor common share on December 31, 2013 ($37.24).

20   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

Share-Based Awards – Value Vested or Earned During the Year. The following table provides the value vested in relation to share-based awards held by our non-employee directors during the year ended December 31, 2013.

Name(1)	Share-based awards – Value vested during the year(2) ($)

Mel E. Benson	188 499

Dominic D'Alessandro	188 499

John T. Ferguson	290 574

W. Douglas Ford	188 499

Paul Haseldonckx	188 499

John R. Huff	188 499

Jacques Lamarre	188 499

Maureen McCaw	188 499

Michael W. O'Brien	188 499

James W. Simpson	188 499

Eira M. Thomas	188 499

Total	2 175 564

(1)
Messrs. Gass and Wilson are not represented in the foregoing table as they were appointed to the Board effective February 3, 2014.

(2)
Consists of DSUs issued under the DSU Plan, which are granted annually and awarded in equal quarterly installments. Grant date fair market value is based on the average of the day's high and low price of a Suncor common share on the TSX for the trading day immediately preceding the date of each quarterly award ($30.48, $31.14, $37.27, $37.21).

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    21

Director Value at Risk. The following table provides the aggregate equity holdings of our non-employee directors for the years ended December 31, 2012 and 2013 as well as the net change during 2013 and the total value at risk as at December 31, 2013.

	December 31, 2012			December 31, 2013			Net Change During 2013

Name (1)	Shares	Share- based awards (2)	Options	Shares	Share- based awards (2)	Options	Shares	Share- based awards (2)	Options	Total value at risk (3)(4)(5) ($)

Mel E. Benson	17 548	55 319	16 000	17 548	63 419	16 000	—	8 100	—	3 015 211

Dominic D'Alessandro	10 000	31 886	—	10 000	41 185	—	—	9 299	—	1 906 129

John T. Ferguson	59 908	92 631	52 000	60 141	107 101	36 000	233	14 470	(16 000)	6 508 172

W. Douglas Ford	—	66 523	40 000	—	76 320	24 000	—	9 797	(16 000)	2 956 717

Paul Haseldonckx	12 154	27 204	—	12 217	33 383	—	63	6 179	—	1 698 144

John R. Huff	43 107	90 293	48 000	43 174	100 601	32 000	67	10 308	(16 000)	5 634 261

Jacques Lamarre	11 280	31 535	—	28 000	40 586	—	16 720	9 051	—	2 554 143

Maureen McCaw (5)	5 211	40 742	—	5 306	48 590	—	95	7 848	—	2 007 087

Michael W. O'Brien	26 808	50 863	36 000	26 808	57 563	24 000	—	6 700	(12 000)	3 256 536

James W. Simpson	4 736	36 637	—	4 736	43 023	—	—	6 386	—	1 778 545

Eira M. Thomas	4 000	45 803	24 000	4 000	52 392	24 000	—	6 589	—	2 100 038

(1)
Messrs. Gass and Wilson are not represented in the foregoing table as they were appointed to the Board effective February 3, 2014.

(2)
Includes DSUs issued under the DSU Plan and closed PCCDSU Plan and in the case of Mr. Haseldonckx, RSUs issued under the closed PCRSU Plan.

(3)
Value of shares, DSUs and RSUs is calculated based on the closing price on the TSX of a Suncor common share on December 31, 2013 ($37.24).

(4)
Value of options reported reflects the 'in-the-money' amount (the difference between the closing price on the TSX of a Suncor common share on December 31, 2013 ($37.24) and the exercise price of the option) of the exercisable options held as at December 31, 2013.

(5)
Ms. McCaw's Suncor common shares and values based on that number have been restated for 2012.

Looking Ahead to 2014:

In November 2013, the Governance Committee reviewed total compensation benchmark data provided by Towers Watson for 2012, and where available, for 2013, for non-employee directors, including the chairman of the Board, for the Suncor Compensation Peers. The benchmark data showed that Suncor's total compensation for non-employee directors was below the median of the Suncor Compensation Peers.

After consideration, the Governance Committee recommended to the Board that total compensation for non-employee directors for 2014, other than the chairman of the Board, be increased to $300,000, and that the increase will be provided as part of their annual grant of DSUs, to reflect the median total compensation level for the Suncor Compensation Peers. No increase was recommended for the chairman of the Board. This was the first increase recommended in five years. The Board subsequently approved the Governance Committee's recommendations for 2014 non-employee director compensation.

22   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

EXECUTIVE COMPENSATION

Letter to Shareholders

To Our Fellow Shareholders:

As the chair of the Human Resources and Compensation Committee ("HR&CC") and chairman of the Board of Directors (the "Board") of Suncor Energy Inc. ("Suncor"), we would like to share with you how we manage executive compensation at Suncor, and how our programs align with short- and long-term performance.

Suncor's Market for Senior Executives. Suncor is a substantial company with global operations and multiple business units. We are the largest energy company by market capitalization in Canada, and the fifth largest in North America. Given the size and scope of Suncor, we compete with comparable energy companies across North America for top executive talent. To this end, we look to a group of Canadian and U.S. energy companies when we benchmark competitive pay levels for our senior executive team. Consistent with our approach to benchmarking pay for our senior executives, we measure ourselves against a similar group of North American energy companies, on relative shareholder returns under our performance share unit ("PSU") plan. This approach aligns with our pay philosophy, ensuring that we provide competitive pay and that Suncor's performance directly impacts the ultimate pay realized by our senior executives.

Responsible Management of Executive Compensation: Changes in 2013. Suncor's strong pay-for-performance philosophy underpins the design of our programs and is most directly demonstrated in the proportion of at risk mid- and long-term incentives provided to our executives in their total direct compensation. The performance of our executives is evaluated annually against goals that are set through a rigorous process entrenched in continuous improvement.

In our 2013 management proxy circular, we communicated that we made some important changes to our compensation programs in 2012. We added return on capital employed to our annual incentive plan as a corporate measure, in addition to our existing measure, cash flow from operations. We refined the design of our PSU program for grants beginning in 2013, changing the determination of the PSU vesting level from percentile rank to company group rank for relative shareholder return. This change simplified the way we measure performance, while maintaining a minimum company rank threshold that must be achieved for any of the PSUs to vest.

From a governance perspective, we also communicated in our 2013 management proxy circular that we implemented a claw back policy that is consistent with the types of claw back policies that have been adopted by other large Canadian issuers. Please see pages 29 and 33 of our management proxy circular for further information regarding our claw back policy. We continue to monitor market, legal and regulatory practices regarding claw back policies for possible future enhancements.

A review of our compensation programs, governance practices and market trends during 2013 did not identify the need for any significant changes. More information on Suncor's compensation programs and governance practices can be found beginning on page 26 of our management proxy circular.

Supporting Strong Performance. Suncor's senior executive compensation program is designed to support and reinforce achieving safe and reliable operations, environmentally and socially responsible practices, industry leading returns and the attraction and retention of skilled employees.

In 2012 and 2013, Suncor demonstrated continued strong performance in key operational excellence areas and in total shareholder return ("TSR"). The charts below display Suncor's improvement over time in two important areas: Suncor's Recordable Injury Frequency, a key safety measure, as compared to Canadian Association of Petroleum Producers ("CAPP") industry data; and Suncor's TSR (which includes dividend reinvestment) for 2012 and 2013 compared to the median of our peer group used for benchmarking senior executive compensation and to the TSX and TSX Energy indices. We specifically focus on 2012 and 2013 TSR to reflect performance during Mr. Williams' tenure as President and CEO.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    23

Our focus on operational excellence and on improving shareholder return resulted in a 13.1% TSR in 2012 and 16.3% TSR in 2013. In addition, Suncor increased its dividend by 18% in the second quarter of 2012 and by 54% in the second quarter of 2013. Our two-year TSR was better than 70% of the issuers in our peer group. In February 2014, Suncor announced a further 15% increase to its dividend.

2013 President and CEO Pay Outcomes. In 2013, Mr. Williams' total direct compensation (which includes his actual salary + actual bonus + the grant date fair value of his annual mid- to long-term incentive awards) was $12.9 million, up 26.5% from $10.2 million for 2012 following his appointment to CEO in May 2012. It is important to note that part of this increase was due to the move in 2013 to begin valuing equity awards on an accounting basis (e.g., using a Black Scholes valuation for stock options in line with Suncor's financials) versus a binomial valuation basis used in prior years. More information on the impact of the change to an accounting valuation of equity awards from the binomial valuation methodology used prior to 2013 is provided in the notes to the summary compensation table beginning on page 58 of our management proxy circular. The increase also reflects Mr. Williams' exceptional performance rating by the Board and a full year at the annual incentive target level for President and CEO as compared to eight months in 2012.

Approximately 90% of the President and CEO's 2013 total direct compensation varied with performance and over 70% was provided in the form of mid- to long-term incentives, tying a substantial portion of the President and CEO's compensation to increasing shareholder value.

Long Term Pay and Performance Alignment. Over the 2011 to 2013 period, aggregate realizable total direct compensation of our Named Executive Officers ("NEOs"), identified on page 26 of our management proxy circular, was approximately 20% lower than the value reported in the summary compensation table in our management proxy circulars over the same period. Although we have seen improved operational performance and shareholder returns in the past two years, the 2011 annual PSU award generated a payout lower than target and the 2011 stock option award held by the NEOs has yet to deliver value, reflecting the pay and performance alignment in our mid- to long-term incentive plans.

While the NEOs have realized increasing short-term incentive compensation from improving operational performance, the aggregate realizable value of the annual mid- to long-term incentive compensation is 29% below the expected value for the 2011 to 2013 period. The realizable value of the annual mid- and long-term incentive compensation is generally in line with Suncor's share price performance over this period and demonstrates Suncor's pay-for-performance philosophy and alignment with shareholder interests.

24   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

Closing. Your Board, with the support of the HR&CC, is committed to ensuring that Suncor's senior executive compensation is aligned with our shareholders' interests and supports Suncor's long-term competitiveness. We believe the improving year-over-year operational results will continue to deliver increasing shareholder value.

The compensation structure the Board has put in place for Suncor's senior executives fits our industry, and is appropriately linked to our strategy to build long-term shareholder value. We have always welcomed shareholder feedback on Suncor's business operations, policies and practices, including executive compensation, and we respectfully welcome it once again.

Sincerely,

James Simpson Chair of the Human Resources & Compensation Committee	John Ferguson Chairman of the Board

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    25

COMPENSATION DISCUSSION AND ANALYSIS

2013 Named Executive Officers

The persons (the "NEOs" or "Named Executive Officers") who are the focus of the Compensation Discussion and Analysis and who appear in the compensation tables are:

STEVEN W. WILLIAMS	S.W. WILLIAMS	PRESIDENT AND CHIEF EXECUTIVE OFFICER

STEPHEN D.L. REYNISH	S.D.L. REYNISH	EXECUTIVE VICE PRESIDENT, STRATEGY & CORPORATE DEVELOPMENT AND INTERIM CHIEF FINANCIAL OFFICER(1)

BART W. DEMOSKY	B.W. DEMOSKY	FORMER CHIEF FINANCIAL OFFICER(2)

MARK S. LITTLE	M.S. LITTLE	EXECUTIVE VICE PRESIDENT, UPSTREAM(3)

MICHAEL R. MACSWEEN	M.R. MACSWEEN	EXECUTIVE VICE PRESIDENT, MAJOR PROJECTS

BORIS J. JACKMAN	B.J. JACKMAN	FORMER EXECUTIVE VICE PRESIDENT, REFINING AND MARKETING(4)

(1)
Mr. Reynish was Executive Vice President, Oil Sands Ventures in 2013 and was appointed Interim Chief Financial Officer on December 9, 2013. Effective January 1, 2014, Mr. Reynish became Executive Vice President, Strategy & Corporate Development and remains Interim Chief Financial Officer. Mr. Reynish received no additional compensation for acting in the capacity of Interim Chief Financial Officer in 2013.

(2)
Mr. Demosky was Chief Financial Officer until December 9, 2013, and resigned from Suncor effective December 27, 2013.

(3)
Effective January 1, 2014, Mr. Little was appointed to Executive Vice President, Upstream. In 2013, he was Executive Vice President, Oil Sands and In Situ.

(4)
Mr. Jackman was Executive Vice President, Refining and Marketing until September 9, 2013, and retired from Suncor effective September 30, 2013.

Pay and Performance at Suncor – Overview

Suncor's executive compensation programs are designed to reward executives for delivering results and building sustainable shareholder value. Our programs align the interests of our executives with shareholders by tying pay outcomes to our short-, medium-, and long-term performance. Our business is linked to the commodity cycle with significant and long-term capital needs, and requires focus on profitable growth that is achieved through reliable operations conducted in a safe and environmentally and socially responsible way.

The following information is intended to provide a quick overview of some key points regarding pay and performance at Suncor.

Our Size and Scope. Our senior executives are responsible for managing a large, global enterprise with multiple operating units and significant capital expenditures. Suncor is the largest energy company in Canada and the fifth largest in North America by market capitalization. Our capital expenditures of over $6 billion per year are larger than the market capitalization of most Canadian companies. Because of our scale and complexity, our market for skilled executives must consider organizations outside of Canada and therefore we look to a broad North American group of energy companies, which comprise the Suncor Compensation Peers (as set out on page 35 of this management proxy circular).

Although we are larger than most of our peers, we target pay at the median of the group and measure total shareholder return ("TSR") performance relative to a similar group of North American energy companies. The chart below shows Suncor's ranking as compared to the Suncor Compensation Peers in terms of revenues, assets and market capitalization.

(1)
Percentile rank for Revenue and Assets is based on information reported for the nine months ended September 30, 2013. Where applicable, values are converted to Canadian dollars based on the exchange rate on September 30, 2013.

(2)
Percentile rank for Market Capitalization is based on information reported as of December 31, 2013. Where applicable, values are converted to Canadian dollars based on the exchange rate on December 31, 2013.

26   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

How We Look at Performance. We look at performance from a number of perspectives with the intention of aligning short-term financial and operational metrics with long-term shareholder value creation:

Financial Results	Operational Excellence	Leadership	Shareholder Value

Cash flow from operations(1) Return on capital employed(1)	Safety Environment Reliability People	Personal performance, which includes the successful execution of operational and capital plans.	Relative total shareholder return ("TSR") in our performance share unit ("PSU") plan ("PSU Plan"). Absolute share price appreciation through stock options.

(1)
Cash flow from operations and return on capital employed are non-GAAP measures. See the "Advisories" section beginning on page 74 of this management proxy circular.

How Total Direct Compensation is Delivered. Our mix of total direct compensation programs is designed to provide competitive pay and align all our executives with performance objectives over short-, medium- and long-term time periods.

Component	Performance Orientation	Time Frame

Salary (15-35% of compensation)	Reflects the market value of the position. Salary increases reflect performance demonstrated on the job.	Annual reviews Annual reviews and adjustments

Annual Incentive (15-17% of compensation)	Aligned with financial and operational performance objectives. Reflects corporate, business unit and personal performance.	Annual performance

PSUs (25-35% of compensation)	Rewards relative share price performance.
	Fully at-risk with a 0% to 200% of target payout range (three of the six awards granted from 2006 to 2011 resulted in no payout as performance conditions were not met).	Three-year rolling performance cycles

Stock Options (25-35% of compensation)	Rewards absolute share price performance. Only delivers value if our share price appreciates (as at December 31, 2013, four of the five most recent annual grants are "in-the-money").	Seven-year term Vest over three years

Pay Alignment to Total Shareholder Return. We have a long standing pay-for-performance philosophy that is reflected in the design of our programs. A significant portion of the Named Executive Officers' total direct compensation is variable and is linked to Suncor's performance, including financial and operating results and stock performance. We look at the alignment of our pay programs with performance over short- and mid- to long-term periods, to ensure that our short-term actions lead to long-term increases in shareholder value.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    27

In reviewing the alignment of our pay programs relative to performance we look at two different pay perspectives: Pay Opportunity and Realizable Pay.

Pay Opportunity	Realizable Pay

Static numbers reported in the Summary Compensation Table for 2011 and 2012 and estimated pay for 2013.
Includes salary, annual incentive award and the estimated grant date values of PSUs and stock option awards.
Does not reflect the impact of share price on the ultimate value received through equity awards (including the vesting level which can be from 0% to 200%).
Dynamic number that captures the current value of outstanding equity awards.
Includes salary, annual incentive award and the current accrued value of outstanding stock options and PSUs.
The values ultimately received could be quite different depending on future performance.

Based on available public disclosure data and certain assumptions, the charts below indicate the alignment between Suncor's President and CEO's pay and TSR over the past three-years(1) for Pay Opportunity and Realizable Pay (which terms are described in the table directly above) relative to the chief executive officers of the Suncor Compensation Peers. Suncor's President and CEO's realized pay is aligned with performance. The difference between the values under each pay definition is due to a significant amount of pay being tied to performance, particularly to absolute share price, resulting in no value to date for the 2011 option grants, and relative TSR resulting in 2011 PSUs vesting below target.

(1)
The charts reflect an average of Suncor's former CEO, Richard L. George's total direct compensation for the year ended December 31, 2011 and Mr. Williams' total direct compensation for the years ended December 31, 2012 and 2013.

(2)
Data used for the Pay Opportunity chart for peer companies is based on information extracted from public disclosure filed from 2011 to 2013. For peer companies, 2011 and 2012 amounts are actuals. The 2013 pay opportunity amounts are determined as follows: 2013 salaries are used where available, and where not available, 2012 salaries have been increased by 4% which is consistent with the median from market survey data for peer companies; 2013 bonuses are estimated based on 2013 salaries multiplied by the actual 2012 bonus payment as a percentage of 2012 salary; and 2013 equity awards are actual amounts from public disclosure for 16 of the 17 peer companies, and for the remaining peer company, where actual 2013 equity award data was not available, an estimate was used based on the equity award for the previous three years.

(3)
Data used for the Realizable Pay chart for peer companies is the same as for Pay Opportunity for base salaries and bonuses; the equity award amounts are based on the equity award data used in the Pay Opportunity analysis with the values for the options equal to the 'in-the-money' value based on December 31, 2013 share prices. PSU amounts assume target payouts and a December 31, 2013 share price for each peer company.

(4)
TSR ranking based on three-year TSR.

President and CEO Pay Multiple of Median Peer Group Pay. We also look at the pay opportunity for the President and CEO as a multiple of the median pay opportunity of the Suncor Compensation Peers. The 2013 pay opportunity for the President and CEO compared to the 2012 pay opportunity for our peer group is at a multiple of one of the Suncor Compensation Peers, reinforcing the market competitive position of pay relative to our peers.

28   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

President and CEO 2013 Pay at a Glance. As displayed in the corresponding chart, Mr. Williams' 2013 total direct compensation is approximately 15% higher than the benchmarked total direct compensation ("TDC") structure. The 2013 compensation level reflects his personal performance for the past year as assessed by the Board, the corporate and business unit results for 2013 and a full year at the President & CEO annual incentive target level. For more information on Mr. Williams' performance and compensation in 2013, see pages 41 to 45 in this management proxy circular.

President and CEO Realizable Pay 2011 to 2013. The aggregate three-year realizable pay chart shows the President and CEO's realizable total direct compensation compared to his pay opportunity at December 31, 2013 for the three-year period from 2011 to 2013. The realizable pay value is 20% below the pay opportunity level and reflects both the below target payout level for the 2011 PSU award, and that only two of the three stock option grants during the period have realizable value as at December 31, 2013. The realizable pay level demonstrates pay for performance alignment and is in line with the shareholder experience for the three-year period.

Pay Programs Are Supported By Key Governance Practices. Suncor has implemented and maintains a number of key executive compensation governance practices including:

•
Share ownership guidelines – market competitive guidelines that range from 5 × salary for the President and CEO to 3 × salary for executive vice presidents to 2 × salary for senior vice presidents. See "Our Approach to Executive Compensation – Executive Share Ownership Guidelines" on page 36 of this management proxy circular.

•
Post-employment hold periods for the President and CEO – a market leading approach where the President and CEO must maintain his share ownership requirement level through the first year following retirement. See "Our Approach to Executive Compensation – President and CEO Hold Requirement" on page 36 of this management proxy circular.

•
Claw back policy – a claw back policy was implemented in 2012 (the "Claw Back Policy"). See "Compensation Governance – Managing Compensation Risk – Key Risk Mitigating Features" on page 33 of this management proxy circular.

•
Compensation risk assessment framework – a comprehensive compensation risk assessment was conducted in 2011, which included implementing a detailed 22-element risk framework (the "Risk Framework"), which assesses pay philosophy and

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    29

  structure, plan designs, performance metrics and governance for compensation. The Risk Framework was used by the HR&CC in 2012 and 2013. See "Compensation Governance – Managing Compensation Risk" on page 32 of this management proxy circular.

•
Employment and change of control agreements – the termination provisions contained in the employment agreements for our NEOs include a 24-month notice period. In addition, all stock option and PSU grants made beginning in 2012 have double trigger vesting, requiring both a change of control and termination of the executive. See "Termination Agreements and Change of Control Arrangements" on page 64 of this management proxy circular.

•
Supplemental executive retirement plan ("SERP") – our SERP design helps us attract skilled executives and retain them during periods of challenging share price performance. This is balanced by features that limit the pension, including restricted participation, a five-year vesting period and caps on payouts. No additional years of non-Suncor service are recognized under the SERP both for vesting and benefit accrual purposes. See "Compensation Disclosure of Named Executive Officers – Suncor Retirement Arrangements" on page 61 of this management proxy circular.

•
Annual incentive plan and PSU Plan performance thresholds – key incentive plans include payout caps and threshold performance levels that must be achieved before payouts are made.

•
Deferral of Annual Incentive – Suncor has an annual incentive deferral program that allows executives to take a portion or all of their AIP payment in DSUs. See "Compensation Governance – Managing Compensation Risk – Key Risk Mitigating Features" on page 32 of this management proxy circular.

Compensation Objectives and Philosophy

Objectives. Our executive compensation policies and programs:

•
support Suncor's strategy and operational excellence goals, which are focused on increasing shareholder value through reliable operations, safety and environmental excellence, sustained performance and industry leading returns;

•
are competitive, and designed around pay-for-performance objectives and responsive to market changes; and

•
include actual rewards under short-, mid- and long-term programs that are directly linked to Suncor's business results and increased shareholder value.

Philosophy. We compensate senior executives:

•
for performance achieved, which is measured against challenging goals;

•
competitively, with target pay at the median of the Suncor Compensation Peers and above/below positioning where performance warrants; and

•
with a mix of fixed and variable performance based compensation that enables Suncor to attract, engage and retain talented executives.

Compensation Governance

Board of Directors. The Board oversees development of the overall strategic direction and policy framework for Suncor. This responsibility, in part, is discharged with the assistance of Board committees, including the HR&CC. Further details relating to Board committees can be found in Schedule C attached to this management proxy circular.

Human Resources & Compensation Committee. Central to the role of the HR&CC is the alignment of executive compensation with the delivery of shareholder value. The capabilities, powers and operation of the HR&CC under its mandate include assisting the Board annually in the areas of executive compensation, succession planning, incentive compensation plans and compensation governance. Key objectives include:

•
reviewing and approving the overall corporate goals and objectives of Suncor relevant to compensation of the President and CEO, and ensuring that the overall goals and objectives of Suncor are supported by an appropriate executive compensation philosophy and programs;

•
evaluating the performance of the President and CEO against approved goals and criteria, and recommending to the Board the total compensation for the President and CEO in light of the evaluation of the President and CEO's performance;

•
reviewing the President and CEO's evaluation of the other senior executives' performance and recommendations for total compensation of these senior executives;

•
reviewing the succession planning process and results for senior executives;

•
reviewing NEO and senior executive termination agreements and NEO termination obligations in relation to market practices and trends;

•
reviewing compensation programs using a risk assessment framework to help ensure Suncor's compensation programs and practices do not encourage the taking of excessive or inappropriate risks;

30   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

•
reviewing, on a summary basis, any significant compensation, pension and benefit programs for employees generally, with consideration of accounting, tax, design, legal, regulatory and risk implications and the pay-for-performance relationship for variable pay; and

•
reviewing executive compensation disclosure and recommending it to the Board for approval before Suncor publicly discloses this information.

The HR&CC fulfilled its mandate, as summarized above, in 2013, including preparing a recommendation to the Board to request shareholders approve an increase in the number of Suncor common shares reserved for issuance in connection with stock option grants. The share reserve increase request was approved by shareholders at Suncor's 2013 annual general meeting.

All HR&CC members are independent directors. The HR&CC is currently comprised of the following members: James W. Simpson (chair), Mel E. Benson, W. Douglas Ford, John R. Huff and Maureen McCaw.

The HR&CC members have experience in top leadership roles (three of five in CEO roles), strong knowledge of the energy industry (four of five with an energy industry background), a mix of functional experience and competency, and tenure as directors of various public companies. This background provides the HR&CC with the collective experience, skills and qualities to effectively support the Board in carrying out its mandate. Further information on the HR&CC committee member experience and skills is provided in the inventory of Board member capabilities and competencies on page 12 of Schedule C attached to this management proxy circular.

Executive Compensation Consultants. Towers Watson provides advice to the HR&CC, supports management in the area of executive compensation and provides services in other human resources areas, including pensions. Towers Watson has protocols in place to ensure that they are in a position to provide independent advice.

Meridian Compensation Partners ("Meridian") is retained by the HR&CC as its independent advisor.

Towers Watson was originally retained in February 2006 and Meridian was originally retained in February 2010.

Towers Watson provides the HR&CC consulting support and information in the following areas:

•
expertise and advice in the development of compensation policies and programs for executives and the Board;

•
periodic updates on best practices, trends and emerging regulatory or governance matters related to executive compensation;

•
custom survey work benchmarking Suncor compensation in the marketplace; and

•
support in conducting a risk assessment of Suncor's compensation policies and programs.

Meridian's role is to review and provide advice to the HR&CC on analysis and recommendations put forward by management and Towers Watson. As the HR&CC's independent advisor, Meridian:

•
provides compensation advice and perspective to the HR&CC;

•
validates or challenges proposals, recommendations and the decision process followed; and

•
helps develop proposals and information for the HR&CC as needed.

The decisions made by the HR&CC may reflect factors and considerations other than as provided or recommended by our compensation consultants. During 2013, Towers Watson and Meridian met with the HR&CC chair and attended relevant sections of HR&CC meetings, as necessary.

Executive Compensation Fees

Executive compensation related fees paid by Suncor in 2012 and 2013 to Towers Watson and to Meridian are displayed in the table below.

Executive Compensation Consultant	Fees Paid related to 2012 ($)	Fees Paid related to 2013 ($)

Towers Watson	235 907	300 755

Meridian	21 458	23 717

All Other Fees

In addition to the fees disclosed above, Towers Watson assisted in certain matters related to pension and benefits, including, but not limited to, actuarial and accounting services. Total fees payable to Towers Watson for the foregoing services were $860,951 in 2012 and $1,136,107 in 2013, which included all fees payable to Towers Watson by Suncor not included under executive compensation related fees in 2012 and 2013, respectively. Other than the fees disclosed above, no other fees were paid by Suncor to Meridian in 2012 and 2013.

The HR&CC pre-approves all material executive compensation related fees paid to Towers Watson or Meridian. The Board does not pre-approve services provided by Towers Watson that do not relate to executive compensation related services.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    31

Managing Compensation Risk. Suncor's executive compensation policies and programs are designed to create appropriate incentives to increase long-term shareholder value. While the energy business by its nature requires some level of risk-taking to achieve returns in line with shareholder expectations, Suncor structures compensation plans and programs and has guidelines and policies which it believes limits excessive risk. Key oversight procedures and risk mitigating features to support managing compensation risk are outlined below.

Oversight Procedures

•
Suncor's strategic plan, as reviewed by the Board, is believed to balance investment risk and reward, and assesses company and industry risks in advance to support planning risk management and decision making.

•
Suncor uses tools including an Enterprise Risk Management System ("ERMS"), Operational Excellence Management System ("OEMS") and Trading Risk Management Policy to identify and manage risk.

•
In the normal course of business, Suncor has financial controls that provide limits and authorities in areas such as capital and operating expenditures, divestiture decisions and marketing and trading transactions. These financial controls mitigate inappropriate risk-taking that could affect compensation.
"A combination of oversight procedures and compensation program risk mitigating features, in the form of plan designs, policies, guidelines and governance practices, limit the potential for programs to encourage unacceptable and excessive risk taking."
•
The HR&CC uses the Risk Framework in assessing Suncor's compensation policies and programs to determine whether any components could encourage unacceptable excessive risk taking. The elements of the Risk Framework are categorized in four areas: pay philosophy and compensation structure, plan designs, performance metrics and governance.

•
The HR&CC uses the Risk Framework on an annual basis to take account of any significant shifts in Suncor's business strategies or compensation policies and programs. The HR&CC reviewed Suncor's compensation programs in 2013 using the Risk Framework and confirmed that Suncor's compensation policies and programs do not encourage excessive risk that is reasonably likely to have a material adverse effect on Suncor.

Key Risk Mitigating Features

Plan and Program Design

•
Total direct compensation for executives provides an appropriate balance between base salary and variable performance-based compensation. For our NEOs, emphasis is not focused on one compensation component, but is spread across short-, mid- and long-term programs to support and balance sustained short-term performance and long-term profitable growth.

•
For our NEOs, typically 70% or more of their target total direct compensation is variable based on company, business unit and personal performance and the remaining 30% or less is base salary. Of the 70% or more of variable compensation, approximately 75% or more is mid- and long-term focused and approximately 25% or less is short-term focused. The weighting towards mid- to long-term compensation mitigates the risk of undue emphasis on short-term goals at the expense of long-term sustainable performance. More information on the pay mix for executives is provided on page 37 of this management proxy circular.

•
Stock options vest over three years and have a seven-year term, reinforcing the goal of building and sustaining long-term value in line with shareholder interests.

•
Our mid-term PSU Plan rewards relative TSR performance over three years versus our PSU peer group of companies, as described on page 68 of this management proxy circular. The three-year performance period deters short-term focused decision making. There is no payout if relative TSR performance is in the bottom quartile for the 2012 award or bottom company grouping for awards beginning in 2013, with a payout cap of 200% of target when relative TSR performance is at the very top of the peer group and a sliding scale in between.

•
The AIP for all salaried employees is inherently designed to limit risk. Short-term incentive pay is earned based on achievement against a balanced, diversified mix of performance measures. The performance measures

32   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

  include both financial and operating targets. This balanced approach discourages focus on a single measure at the expense of other key factors (e.g., profitable growth at the expense of safety). The targets, results and payouts are stress tested and reviewed by the HR&CC.

•
The funds available to provide annual cash payouts under the AIP are determined based on a scorecard for each business unit with consistent measurement across areas critical to Suncor's success. A threshold for payouts under the plan is established each year based on a minimum cash flow from operations level requirement. Payouts under the AIP are capped at 220% of target. The use of a number of key performance measurement areas diversifies the risk under any one performance area.

•
Under the DSU Plan, executives may elect annually to allocate either 50% or 100% of their AIP payment to DSUs. This feature in the DSU Plan is used by executives to assist in meeting share ownership requirements and defers annual incentive compensation, further encouraging a focus on long-term performance. For the 2013 performance period, eleven executives elected to take either 50% or all of their AIP payment in DSUs.

Policies and Guidelines

•
Suncor's total compensation for executives is regularly benchmarked against a peer group of companies of similar size and scope approved by the HR&CC. This ensures that compensation is competitive with peers and aligned with Suncor's philosophy.

•
Stock options and PSUs are granted annually, thereby providing overlapping performance cycles that require sustained high levels of performance to achieve a consistent payout.

•
Suncor executives must achieve and maintain specific share ownership levels based on a multiple of their annual salary. A substantial ownership level in the company assists in aligning executive interests with those of shareholders. The share ownership guidelines for executive officers are found on page 36 of this management proxy circular and range from 2 × salary for senior vice presidents to 5 × salary for the President and CEO. In addition, there is a further requirement for the President and CEO to maintain his share ownership requirement level through the first year following retirement.

•
The HR&CC and the Board provide strong oversight of the management of Suncor's compensation programs. The HR&CC has discretion in assessing performance under executive compensation programs to adjust metrics or the payouts based on results and events, and have used the discretion to reduce or increase payouts under certain programs in the past.

•
The Board approved the adoption of the Claw Back Policy for Suncor in 2012. Under the Claw Back Policy, in situations where: (i) the amount of incentive compensation received by an executive officer or former executive officer to whom the policy applies was calculated based or contingent upon the achievement of certain financial results that were subsequently the subject of or affected by a material restatement of all or a portion of the company's financial statements; and (ii) the executive officer or former executive officer engaged in intentional misconduct or fraud that caused, or potentially caused, the need for the restatement, as admitted by the executive officer or, in the absence of such admission, as determined by a court of competent jurisdiction in a final judgment that cannot be appealed; and (iii) the incentive compensation payment received would have been lower had the financial results been properly reported, then the Board may, to the extent permitted by applicable laws and to the extent it determines that it is in the company's best interest to do so, require reimbursement of the amount by which the after-tax incentive compensation received by such executive officer under the company's annual and long-term incentive plans exceeded that which the executive officer would have received had the financial statements not been materially restated.

Conclusion

Given the oversight procedures and the key risk mitigation features of Suncor's compensation policies and programs described above, Suncor believes that it would be difficult for anyone in management acting alone, or acting as a group, to make "self-interested" decisions for immediate short-term gains that could have a material impact on the organization's financial or share price performance.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    33

Executive Equity Compensation Hedging. Pursuant to Suncor's policies, executives are not permitted to engage in short selling in shares or purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable formal contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of common shares or other securities held by an executive.

Our Approach to Executive Compensation

Pay-for-Performance Philosophy. Suncor maintains a strong pay-for-performance philosophy. Our philosophy is demonstrated in the mix of compensation provided to executives and the way we measure success. Compensation plans and practices are tied to our strategic business objectives. A significant portion of the total direct compensation of our senior executives is provided in variable performance-based pay designed to reward superior business performance and increasing shareholder returns. This approach ensures alignment with shareholder interests and reinforces our pay-for-performance philosophy. For our senior executives, the incentive-based pay is designed to reward successful short-, medium- and long-term performance in key business areas such as safety, environment, operating reliability, people, cash flow from operations (previously defined herein as "CFOPS"), return on capital employed (previously defined herein as "ROCE") and shareholder return, all of which enable the performance results and returns that are important to our shareholders.

Finding The Right Balance. To deliver sustained and profitable long-term performance, it is essential that we attract, engage and retain talented, capable executives who can execute on current priorities and help position Suncor over the long-term for sustained success. To do this, we design our programs to provide an attractive and competitive total compensation opportunity. We believe we provide the right balance in our overall rewards program to achieve this through "total direct compensation", consisting of salary, annual incentive and annual mid- and long-term equity based incentives, and "indirect compensation", consisting of benefits and retirement related programs. These programs are complemented with excellent career development opportunities and careful succession planning.

Defining Our Marketplace. As the largest energy company in Canada and fifth largest in North America by market capitalization, Suncor's size and business scope are key criteria in defining the marketplace and peer companies used to establish competitive compensation levels for our senior executives. This means we must look beyond Canadian energy companies and include U.S. energy companies in our peer group in order to capture a sufficient number of companies of comparable size and complexity.

The peer group used to benchmark compensation levels for Suncor's senior executives in 2013, including the NEOs identified on page 26 of this management proxy circular, is approved by the HR&CC. The peer group and selection criteria are regularly reviewed by the committee and include companies that are energy sector specific, have similar attributes to Suncor in terms of scope and complexity, and represent our market for executive talent.

Our peer group for 2013 is comprised of 17 North American based energy companies and provides a robust sample to ensure that swings in compensation data in a single company do not unduly influence benchmark data. In Canada, we include pipeline companies, since there are fewer comparable large upstream and integrated energy companies and because pipeline companies form part of our labour market. In the U.S., where there are more large upstream and integrated companies, we limit the peer companies to comparable upstream and integrated energy companies.

34   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

For our senior executives in 2013, including the NEOs, annual total direct compensation is targeted at the median of the companies (the "Suncor Compensation Peers") identified in the table below. The same peer group is used for benchmarking director compensation. As noted above, Suncor ranks as one of the largest companies, as compared to the Suncor Compensation Peers, in relation to revenues, market capitalization and assets. For Suncor's ranking as compared to the Suncor Compensation Peers, see page 26 of this management proxy circular.

Canada	U.S.
Canadian Natural Resources Ltd.	Anadarko Petroleum Corporation
Cenovus Energy Inc.	Apache Corporation
Enbridge Inc.	Chesapeake Energy Corporation
Encana Corporation	Chevron Corporation
Husky Energy Inc.	ConocoPhillips
Imperial Oil Ltd.	Devon Energy Corporation
Talisman Energy Inc.	EOG Resources Inc.
TransCanada Corporation	Hess Corporation
Marathon Oil Corporation

A similar peer group of companies is used in determining the relative TSR performance for our PSU grants as described on page 68 of this management proxy circular. Differences in the peer groups reflect the specific purpose of each group (i.e., benchmarking of executive pay versus comparing company shareholder return performance). We include only comparable North American upstream and integrated energy companies within the PSU peer group that have similar business strategies, characteristics and commodity price exposure.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    35

Executive Share Ownership Guidelines. Suncor strongly believes that executives' interests should be aligned with the interests of Suncor's shareholders. One of the key ways we reinforce this is by requiring Suncor executives to have personal holdings in Suncor common shares or share equivalents equal to a multiple of their annual base salary.

Introduced in 1997, and reviewed periodically to ensure they are market competitive and align with good governance practice, these guidelines visibly align senior management's interests with those of Suncor's shareholders and are supported by market benchmark data.

2013 and 2014 Guidelines. The share ownership guideline level must be achieved by the end of the fifth year after appointment to an executive position or promotion to a more senior executive position. On promotion to a more senior executive position, the prior guideline level must be maintained at the new base salary level. Suncor common shares and DSUs count toward fulfillment of the guidelines. The guidelines for 2013 remain competitive with the Suncor Compensation Peers at all executive levels and no changes have been made for 2014.

The following table sets forth the compliance by each NEO, excluding Messrs. Demosky and Jackman, with the share ownership guidelines as at December 31, 2013. Messrs. Demosky and Jackman are not represented in the table below due to their resignation and retirement, respectively, from Suncor in 2013.

Holdings(1) (#)
NEO	Executive Share Ownership Guideline Level	Current Requirement at December 31, 2013	Shares	DSUs	Holding Value(1) ($)	Multiple of Annual Salary Held in Shares and DSUs

S.W. WILLIAMS(2)	5 × annual salary	3 × annual salary	385 914	40 216	15 869 085	12.2 × annual salary

S.D.L. REYNISH(3)	3 × annual salary	—	4 803	7 476	457 258	0.9 × annual salary

M.S. LITTLE(4)	3 × annual salary	2 × annual salary	36 392	8 989	1 689 984	2.8 × annual salary

M.R. MACSWEEN(5)	3 × annual salary	1 × annual salary	16 857	17 930	1 295 455	2.5 × annual salary

(1)
The holdings shown in the foregoing table for Suncor common shares and DSUs are rounded for display purposes. The holding value of these units is calculated based on the total holdings including the fractional units, as at December 31, 2013.

(2)
Mr. Williams was promoted to President on December 1, 2011 and to CEO on May 1, 2012. He must achieve his designated share ownership level by the end of 2017.

(3)
Mr. Reynish commenced employment with Suncor on January 3, 2012. He must achieve his designated share ownership level by the end of 2017.

(4)
Share ownership guidelines were revised on January 1, 2010 for the Executive Vice President level. Mr. Little must achieve the designated share ownership level by the end of 2015.

(5)
Mr. MacSween was promoted to Executive Vice President on January 1, 2012. He must achieve his designated share ownership level by the end of 2017.

President and CEO Hold Requirement. The President and CEO must maintain his share ownership level for one year following his retirement, which aligns with good governance practice. Mr. Rick George, our former President and CEO, who retired from Suncor on July 31, 2012, was in compliance with this requirement on the first anniversary of his retirement date.

Total Direct Compensation Components: Base Salary + Annual Incentive Plan + Annual Mid- and Long-Term Incentives. Total direct compensation, made up of base salary, AIP and annual mid- to long-term incentives, is designed to reward short-term results and achievement of sustained longer-term performance in key business areas that enable the operational and financial results important to our shareholders. Suncor's pay-for-performance compensation philosophy for executives is reinforced in the mix of target total direct compensation provided.

Incentive or variable performance based compensation represents a significant portion of total direct compensation for senior executives. The percentage of variable performance based versus fixed compensation increases as a portion of total direct compensation, with greater levels of responsibility. The chart on the following page outlines the elements of total direct compensation, as well as other compensation and benefit related elements.

36   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

Target Total Direct Compensation

Fixed Compensation

Base Salary

Base salary level is determined through internal job evaluation and administered on a base pay structure targeted at the median of the Suncor Compensation Peers.

Salary placement within Suncor's base pay structure considers the market value of the position as benchmarked against the Suncor Compensation Peers.

Rewards skills and capabilities demonstrated in performing job responsibilities.

Annual adjustments consider market value of job and the demonstration of capability, sustained performance and potential.

Incentive Compensation (at risk)

Annual Incentive Plan

Cash awards provided under the AIP are based on achievement of corporate-wide, business unit and personal performance in key areas that include cash flow, return on capital employed ("ROCE") (excluding major projects in progress), P&PS (as defined herein), environment, reliability and people.

Awards are determined based on a combination of the weighted performance for the following three components with a maximum payout of 220% of target AIP.

	Target Weight	Maximum Payout
Corporate	20%	2x target or 40%
Business Unit[1]	60%	2x target or 120%
Personal	20%	3x target or 60%

A minimum performance threshold for corporate cash flow must be achieved before any payout can be made under the AIP, ensuring overall program affordability. See "Annual Incentive Plan Performance" on page 40 of this management proxy circular for a description of how AIP was calculated in 2013.

Mid-to-Long-Term Incentives

Rewards absolute and relative share price performance thereby aligning executive rewards with shareholder interests.

Provides a retention and attraction tool aligning executive interests with Suncor over the long term.

Target value of annual equity grants is split 50% between stock options and PSUs. See "Summary of Incentive Plans" on page 67 of this management proxy circular for more detail.

Target Total Direct Compensation (%)

CEO
14
17
69
EVP
19
14
67
SVP
24
15
61
Base salary
Annual Incentive Plan
Mid-to-Long-term Incentives

Other

Benefits	Provides medical, dental and insurance coverages, as well as enhanced life insurance, accident and disability protection, plus a company savings plan.
Retirement Benefits	Provides pension income and health coverage during retirement when executives are no longer earning an income from employment.
Perquisite Allowance	Provides executives with an allowance not available to all employees. Varies by executive level and is based on market competitive practices.
Termination and Change of Control Benefits	Provided to eligible senior executives if employment is terminated under specific circumstances.

(1)
For the leader of a business unit, the 60% weight at target for the Business Unit component of AIP is based half on the performance of the leader's business unit and half on the weighted average performance of all business units of Suncor. For the President and CEO and executives in corporate functions, the 60% weight at target is based on the weighted average performance of all business units of Suncor. 2013 business units for the purpose of AIP are as follows: Oil Sands; In Situ; Exploration and Production ("E&P"); Refining and Marketing ("R&M"); Major Projects; and Oil Sands Ventures ("OSV").

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    37

Compensation of the Named Executive Officers

Compensation Decision-Making. The compensation of the NEOs is determined as part of an annual process followed by the HR&CC and outlined in the chart below:

2013 Total Direct Compensation. The 2013 base salary and long-term incentive awards for each NEO are provided in the tables below. Information on Suncor's annual incentive plan ("AIP") performance in 2013 is provided on pages 39 to 40. With the exception of Mr. Demosky, details on each NEO's performance, his 2013 annual incentive award and his total direct compensation are provided on pages 41 to 53 of this management proxy circular. As Mr. Demosky resigned from Suncor effective December 27, 2013, he did not receive an AIP award; his total direct compensation can be found in the "Summary Compensation Table" on page 58 of this management proxy circular.

Base Salary. On March 1, 2013, NEO base salaries were increased by the percentages displayed in the following table. The increases reflect their demonstrated capability and ensure that their base salary is competitive with the market for their position.

	Base Salary 2013 ($)	Increase from 2012 (%)	Base Salary 2012 ($)

S.W. Williams	1 300 000	4.0%	1 250 000

S.D.L. Reynish	525 000	5.0%	500 000

B.W. Demosky(1)	530 000	6.0%	500 000

M.S. Little	610 000	7.0%	570 000

M.R. MacSween	510 000	7.4%	475 000

B.J. Jackman(2)	750 000	0.0%	750 000

(1)
Mr. Demosky resigned from Suncor effective December 27, 2013.

(2)
Mr. Jackman retired from Suncor effective September 30, 2013.

Long-Term Incentive (LTI). The 2013 equity component of the NEOs' competitive total direct compensation was awarded in February 2013. The grant of stock options and PSUs considered: the market target value for the equity awards at the median of the Suncor Compensation Peers; performance as determined by the Board in the case of Mr. Williams, and performance as determined by Mr. Williams in the case of the other NEOs; and the previous year's equity award received by each NEO under the Suncor Stock Option Plan (the "SOP") and the PSU Plan. For more information on Suncor's equity plans, see "Summary of Incentive Plans" on page 67 of this management proxy circular.

38   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

For further details on each NEO's 2013 equity award and total compensation for 2013, see the "Summary Compensation Table" on page 58 of this management proxy circular.

Name	Options	PSUs	Option Value ($)	PSU Value ($)	Total Value ($)

S.W. Williams	380 000	144 400	4 453 600	4 687 224	9 140 824

S.D.L. Reynish	100 000	38 000	1 172 000	1 233 480	2 405 480

M.S. Little	125 000	47 500	1 465 000	1 541 850	3 006 850

M.R. MacSween	100 000	38 000	1 172 000	1 233 480	2 405 480

B.J. Jackman	100 000	38 000	1 172 000	1 233 480	2 405 480

Annual Incentive Plan. Suncor's annual incentive plan (previously defined herein as "AIP") rewards our NEOs and other AIP participants based on the performance achieved versus the approved annual targets in each of the Corporate, Business Unit and Personal AIP components. The weight for each component is displayed in the AIP Components and Weight chart. AIP awards are determined based on the combination of the weighted performance in these key areas.

The Corporate component of the AIP is comprised of two corporate-wide financial measures. For the Business Unit component, each of Suncor's six business units has more than 15 standard performance measures (a total of more than 90 measures across the six business units). For 2013, the measures are specific to the four areas of Suncor's operational excellence model: Personal and Process Safety ("P&PS"), Environment, Reliability and People, and have performance targets that are specific to each business unit to ensure line of sight for the employees in the unit.

AIP Components and Weight.

The performance targets in each business unit are based on the budget (for example, production targets are based on budget) or on year-over-year improvement (for example, recordable injury frequency targets reflect year-over-year reductions). The overall score for the Business Unit component of the AIP is determined based on performance across each of the six business units and the weighting assigned to each business unit.

Governance of the AIP is comprehensive. Reviews of measures, weightings, targets, stretch and performance results are carried out at the business unit, corporate and HR&CC level.

Information on the Personal performance of the NEOs and the calculation of their 2013 AIP award, can be found beginning on page 41 of this management proxy circular. No AIP award was made to Mr. Demosky as a result of his resignation from Suncor effective December 27, 2013.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    39

Annual Incentive Plan Performance. The following table summarizes the overall 2013 performance results for the Corporate and Business Unit components of the Suncor AIP and the Performance Area scores achieved versus the 2013 opportunity, including performance highlights.

AIP Component (AIP Target Weight)(1)	Corporate (20%)		Business Unit(2) (60%)
Overall Score(3)	143(4)		133
Performance Area(5)	CFOPS(6)	ROCE(6)	Personal and Process Safety ("P&PS")	Environment	Reliability	People
Key Measures(7)	CFOPS	ROCE (excluding major projects in progress)	Recordable Injury Frequency, High Potential and High Risk Incidents and Other Business Unit Specific Measures	Number of Regulatory Non-Compliances, Energy Intensity and Other Business Unit Specific Measures	Production, Oil Sands Cash Operating Costs(6), Execution of Growth Plans and Other Business Unit Specific Measures	Voluntary Attrition, Quality of Development Plans in Place and Other Business Unit Specific Measures
Performance Highlights	Achieved CFOPS of $9.5 billion vs. a target of $8.9 billion	Achieved a ROCE of 12.2% vs. a target of 9%
			Oil Sands achieved the maximum score of 200 for performance on Recordable Injury Frequency and High Risk Incidents measures and E&P achieved the maximum score of 200 on the Recordable Injury Frequency measure	Oil Sands and E&P (as defined on page 37) achieved maximum scores of 200 for their respective performance on the Number of Regulatory Non-Compliances measure
OSV (as defined on page 37) had the highest aggregate reliability score at 164 reflecting better than target performance on all measures including net cash contribution from Syncrude and New Asset Start-up (Hot Bitumen Terminal)
R&M (as defined on page 37) had the highest aggregate score led by performance vs. the voluntary attrition measure, which was lowest among the business units at 1.5%, resulting in a maximum score of 200 for this measure
Aggregate Component Score(3)(8)(9)	131	155	151	141	121	148
Comments	The CFOPS and ROCE results reflect overall strong operational performance and a favourable business environment		All business units had aggregate P&PS performance that was better than target in 2013 reflecting Suncor's strong focus on safety	All business units, with the exception of OSV, had aggregate performance for the environment performance area that was better than target	Other Business Unit scores ranged from 88 for E&P to 158 for the Major Projects Unit	Business unit aggregate scores for measures in this Performance Area ranged from 67 for Major Projects to 180 for R&M

(1)
Does not include the Personal performance component, which represents the remaining 20% of the AIP.

(2)
2013 business units for the purpose of AIP are as follows: Oil Sands; In Situ; E&P; R&M; OSV; and Major Projects.

(3)
The scoring opportunity for the Corporate and Business Unit component of AIP ranges from 0 to a maximum of 200, with a target score of 100.

(4)
For 2013, CFOPS (previously defined herein as "cash flow from operations") of $11.0 billion and ROCE (previously defined herein as "return on capital employed") of 14% would have had to have been achieved for a maximum score of 200% for the Corporate measures component; CFOPS of $6.6 billion and ROCE of 5% would result in no payout; and CFOPS and ROCE results between the minimum and maximum target levels would provide payouts on a sliding scale of between 0% and 200%.

(5)
Suncor's business unit guideline target weightings by Performance Area are as follows: 15% for each of P&PS, Environment and People; and 55% for Reliability. However, these target weightings may vary slightly for individual business units, in order to place increased emphasis on a particular performance area for that year. For example, in 2013, the R&M business unit assigned a 15% target weighting to each of Environment and People, 20% to P&PS, and 50% to Reliability. For 2013, the overall company target weightings for the four Performance Areas within the Business Unit component of AIP in the foregoing table were as follows: 16% for P&PS; 15% for Environment; 54% for Reliability; and 15% for People.

(6)
CFOPS, ROCE and Oil Sands cash operating costs are non-GAAP measures. See the "Advisories" beginning on page 74 of this management proxy circular. The AIP CFOPS of $9.5 billion and ROCE of 12.2% results reflect adjustments for the disposition of the majority of the company's conventional natural gas business, the decision to not proceed with the Voyageur upgrader project and the impact on production in Libya due to political unrest.

(7)
Certain measures may not be applicable to all business units. For example, Production is not a measure for the Major Projects business unit. In addition, certain business units may have additional unit specific measures. For example, the R&M business unit measures include specific reliability measures focusing on Retail, Wholesale, Distribution and Lubricants operations.

(8)
The Performance Area scores for the Business Unit component of AIP reflect the aggregate scores achieved across all of the business units. Performance for individual business units will vary from the aggregate scores.

(9)
CFOPS also acts as a threshold measure for determining if any payments will be made under the AIP. The AIP threshold CFOPS level below which AIP payments would be reduced to 50% was $6.6 billion for 2013. The AIP threshold CFOPS level below which no payment would be made under the AIP was $3.3 billion for 2013.

40   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

2013 Performance and Annual Incentive Award

Steve W. Williams, President and CEO

Suncor continued to execute on its business strategy in 2013, delivering value for shareholders. As President and CEO, Steve Williams was integral to the company's success, ensuring strong alignment and commitment from the senior leadership team and Suncor employees to successfully execute on clearly defined plans. He led efforts to leverage the company's integrated model, taking advantage of changing market conditions and ensured Suncor continued to focus on operational excellence to drive reliability and performance improvements. Mr. Williams played an active role in engaging with investors and other key stakeholders, effectively positioning the company and differentiating it from its peers.

Through Mr. Williams' leadership, Suncor has delivered a number of successful results, including successfully returning cash to shareholders, investing in profitable growth and optimizing the base business. The Board also believes Mr. Williams has contributed to Suncor's success by fully engaging with the Board on the company's financial and operating performance and key issues, notably the decision to not proceed with the Voyageur upgrader and the approval of the Fort Hills oil sands mining project. He also played an active role in shaping Board strategy sessions, providing Board members with significant context to support informed decision making, and ensured appropriate policies were brought forward to the respective Board committees to reflect and support the company's strategic direction, external trends, best practices and regulatory requirements. As a result, the Board evaluated Mr. Williams' performance as "exceptional" in 2013.

The following is a summary of Mr. Williams' accomplishments in 2013 by key performance area:

Financial and Operating Results

2013 Goals

•
Improve shareholder value and return on capital employed (previously defined herein as "ROCE").
•
Increase effectiveness of investor relations.

2013 Performance Highlights

•
Net earnings of $3.911 billion.
•
Operating earnings(1) of $4.700 billion.
•
Cash flow from operations(1) of $9.412 billion.
•
ROCE(1) of 11.5%.
•
Return of cash to shareholders increased by 25%.
•
Total average production of 562.4 mboe/d, including 392.5 mbbls/d from Oil Sands (including Syncrude) and 169.9 mboe/d from E&P.
•
Suncor's Refining and Marketing (previously defined herein as "R&M") business remained first among its North American peers for net earnings per barrel of installed capacity(2).
•
Suncor nominated for 2013 IR Magazine award – Best IR by a CEO (large cap).

2013 Performance Summary

Suncor continued its solid financial performance in 2013, as reflected in its strong balance sheet and position relative to its peers. The company's strength has been demonstrated by its ability to return cash to shareholders, including the return of approximately $2.8 billion in cash through share repurchases and a 54% increase in dividends over the prior year. Mr. Williams played an active role in leading Suncor to deliver strong net earnings, operating earnings and cash flow from operations(1).

Operationally, overall production was 562.4 mboe/d compared to 549.1 mboe/d in 2012. The Oil Sands business unit delivered another record-setting year, representing an 11% increase in annual production at Oil Sands operations and record annual synthetic crude oil production. At Oil Sands operations, production was up 11% for the year, despite major planned maintenance and significant third-party outages. Suncor's R&M business remained first among its North American peers for net earnings per barrel of installed capacity(2).

The Board notes that Mr. Williams continues to capably guide the company in leveraging its integrated model in response to changing market conditions. Working with the senior leadership team, he has effectively stewarded the company's finances, managed risk and driven improved operational performance. Thanks to the integrated model, the company captured world pricing for approximately 88% of its upstream production in 2013.

The achievement of total shareholder return (previously defined herein as "TSR") (share appreciation plus dividend) of 16.3% for the year, materially outperforming the Canadian energy index, reflects Mr. Williams' focus. The Board believes good progress on ROCE(1) has been made, however further effort still needs to be directed to improving this company metric.

Mr. Williams played an active role in marketing the company to investors. He continued to progress the company's objectives on capital discipline, including competitive, growing and sustainable return of cash to shareholders.

(1)
Operating earnings, cash flow from operations and ROCE are non-GAAP measures. See the "Advisories" section beginning on page 74 of this management proxy circular.

(2)
For the period and peer group, see the "Advisories" section beginning on page 74 of this management proxy circular.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    41

Operational Excellence, Safety and Environmental Performance

2013 Goals

•
Drive continuous improvement through operational excellence with focus on safety, environment, reliability and people.

2013 Performance Highlights

•
Recordable Injury Frequency of 0.56 vs. 0.59 in 2012.
•
Lost Time Injury Frequency of 0.05 vs. 0.06 in 2012.
•
Bitumen production from Oil Sands operations of 441,700 bbls/day.
•
Further increase in Edmonton Refinery nameplate capacity from 140,000 bbls/d to 142,000 bbls/d.

2013 Performance Summary

Mr. Williams has championed a culture of operational excellence throughout the company, including the implementation of an Operational Excellence Management System). Employees have a clear line of sight to the importance of operational excellence through the use of value drivers embedded in individual employee performance goals, which were translated across the company in 2013.

Significant improvements were made in terms of safety metrics, including Recordable Injury Frequency and Lost Time Injury Frequency.

The company continues to make progress toward four publicly-announced environmental performance goals targeted at land reclamation, air, fresh water use and energy efficiency.

Water use at Oil Sands operations decreased significantly by 16.19% in 2013, while environmental reportable releases increased to 273 vs. 218 in the previous year, a reminder that the operational excellence journey is ongoing.

This operational excellence focus has resulted in reliability improvements across the organization, including strong bitumen production, reflecting an overall annualized growth rate of 8.4% over the past three years.

Strong growth from Firebag and steady performance at Mackay River and Oil Sands base were also recorded. In R&M, an annual refinery utilization rate of 94% was achieved. Overall refining nameplate capacity for the company has increased by 4% over a two-year period.

42   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

Profitable Growth through Cost Control and Project Execution

2013 Goals

•
Improve operational performance and cost control at Oil Sands operations.
•
Continue to drive improvements in growth projects.
•
Increase returns by managing inflation, scope control, field execution, cost control and quality.
•
Develop market access solutions.

2013 Performance Highlights

•
Ongoing focus on cash operating costs per barrel at Oil Sands operations.
•
Focus on prudent use of capital, including on economically attractive debottlenecking and expansion initiatives.
•
Fort Hills oil sands mining project announced, leveraging existing Oil Sands infrastructure.
•
Well-developed market access plan put into place, building on mid-stream logistics expertise and capability.

2013 Performance Summary

Cost control remained a major focus for Suncor in 2013 through Mr. Williams' leadership. The company continues to manage cash operating costs and remains confident in its ability to reach guidance targets for 2014. The Board notes Mr. Williams' work to ensure ongoing improvements in operational performance is laying the foundation for further reductions in costs.

Mr. Williams has been unwavering in his focus on ensuring capital is appropriately deployed for the benefit of the company and its shareholders. This has been highlighted by the decision not to proceed with the Voyageur project, the divestiture of the majority of the company's North American Onshore business, and growth capital decisions that have been focused on economically attractive debottlenecking and expansion initiatives.

Through Mr. Williams' leadership, Suncor is also advancing the Fort Hills oil sands mining project with its co-venture partners. The Board also notes that Suncor has delivered almost $20 billion worth of capital expenditures at or below projected cost in the past four years.

Maintenance work continued across the company's operations. The Board is confident in Mr. Williams' ability to drive operational performance and reliability, noting that maintenance work performed in 2013 across the company's operations will position Suncor well for strong performance in 2014.

The Board observes that Mr. Williams continues to ensure the company monitors metrics to guide achievement of its strategy, including ROCE, TSR, annual growth targets, reliability and cost targets.

While public debate continued on the development of pipeline infrastructure, Mr. Williams ensured that Suncor had a well-developed market access plan which allowed for access to world pricing, building on the company's mid-stream logistics expertise and capability, including pipeline operations, storage and contracted rail transportation.

Mr. Williams has also ensured significant stakeholder engagement in partnership with pipeline companies to support new market access projects, notably Northern Gateway and Line 9 reversal.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    43

Leadership on Policy and Industry Issues

2013 Goals

•
Continue to strengthen Suncor's relationships with government at provincial, federal and international levels where Suncor has investments.
•
Continue to take a lead role on oil sands reputation to maintain social licence to grow.

2013 Performance Highlights

•
Government relations capacity enhanced. Ongoing interactions with government on key files.
•
Industry collaboration advanced through Oil Sands CEO Council, Canadian Association of Petroleum Producers and Canada's Oil Sands Innovation Alliance.
•
Relationships maintained and enhanced with stakeholders.
•
Delivered over 25 speeches to national and international audiences.
•
Led all Canadian energy CEOs on share of voice in media on environment, financial, market access and technology stories.
•
Launch of whatyescando multi-platform brand campaign.

2013 Performance Summary

Over the course of 2013, Mr. Williams worked diligently to engage with a wide variety of stakeholders, including government stakeholders, Aboriginal communities and environmental organizations.

Mr. Williams' efforts included further developing capacity in government relations to strengthen the company's relationships with federal and provincial governments. He interacted with key senior elected officials and oversaw progress on a series of key files for the company, including royalties, market access and greenhouse gas and tailings public policy, among others. He also continues to maintain and enhance his relationships with industry peers through the Oil Sands CEO Council, the Canadian Council for Chief Executives and other organizations.

Mr. Williams has been a leading force in the industry and has been focused on maintaining and enhancing Suncor's and the industry's reputation. In addition to meeting with a range of stakeholder groups, Mr. Williams has ensured that Suncor has had a significant voice on issues or initiatives being advanced by industry associations. He continues to be approached for his opinions on regulatory policy, market access, industry competitiveness, energy literacy and conservation, innovation and carbon management.

The Board recognizes Mr. Williams' willingness to engage with the media, leading among all Canadian energy CEOs on share of voice in terms of environment, financial, market access and technology stories. Mr. Williams also personally delivered over 25 speeches to diverse and influential audiences both nationally and internationally. He also attended or hosted a range of influencer events with elected leaders.

Mr. Williams was recognized in 2013 as top Canadian CEO in an employee rating survey by job and career website Glassdoor.

Mr. Williams also oversaw the development and implementation of a national television, online and print campaign aimed at further introducing Suncor to Canadians and inviting them to join in conversations about energy, the economy, social well-being and the environment.

44   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

Annual Incentive. Mr. Williams' AIP award for 2013 was $2,420,000. The award is 149% of his target award level for 2013 of $1,625,000, which is 125% of his base salary. The range for the AIP award is from 0% to a maximum of 220% of the target award level. The Corporate and Business Unit performance factors used in determining Mr. Williams' AIP award are as approved by the HR&CC and as set forth in the table on page 40. The Personal performance factor is determined based on the assessment of Mr. Williams' performance by the Board, for which he received a performance rating that translates to the performance factor displayed below. The calculation of Mr. Williams' AIP award amount is comprised of two steps as displayed below.

1. AIP Performance Factor Calculation

Corporate Performance			Business Unit (BU) Performance						Personal Performance			Overall Performance Factor

Weight	Performance Factor	Total [A]	Wtd. Avg. of all BUs	Performance Factor	Total [B]	BU Performance	Performance Factor	Total [C]	Weight	Performance Factor	Total [D]	Total [A+B+C+D]

20%	1.43	0.29	60%	1.33	0.80	—	—	—	20%	2.00	0.40	1.49

2. AIP Payout Calculation

Base Salary [A]	AIP Target [B]	Performance Factor for Payout(1) [C]	Payout Calculation [A×B×C]	Actual Award

$1 300 000	125%	1.49	$2 421 250	$2 420 000

(1)
Rounded to two decimal places. Due to rounding, actual calculations may result in small differences from the payout calculation shown.

Total Direct Compensation. For reference, the corresponding chart displays Mr. Williams' total direct compensation for the past three years. The mid- and long-term incentive amounts are the deemed value of the equity grants (at the date of grant, and as calculated using the methodology described under the "Summary Compensation Table" on page 58 of this management proxy circular) and will differ from the ultimate value realized from the awards based on Suncor's relative and absolute share price performance over time.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    45

Stephen D.L. Reynish, Executive Vice President, Strategy & Corporate Development and Interim Chief Financial Officer

Mr. Reynish was appointed Executive Vice President, Oil Sands Ventures in January 2012 and remained in this role until January 1, 2014. During 2013, his primary role was to develop and execute the optimal development strategy for the oil sands growth projects planned under Suncor's strategic partnerships. He also represented Suncor's interest in non-operated oil sands assets, including the Syncrude Joint Venture. He was appointed Interim Chief Financial Officer on December 9, 2013. Effective January 1, 2014, Mr. Reynish became Executive Vice President, Strategy & Corporate Development and remains Interim Chief Financial Officer.

2013 Performance

2013 Goals

•
Ensure the Oil Sands Ventures (previously defined herein as "OSV") portfolio of projects is positioned to deliver industry leading returns in accordance with Suncor's triple bottom line.
•
Bring an operational excellence culture to Suncor's joint venture relationships and joint venture decision making processes.

2013 Performance Highlights

•
Reached decision to indefinitely defer the Voyageur upgrader project.
•
Successfully executed the start-up of the Hot Bitumen Terminal to enable the blending and cooling of hot bitumen to pipeline specifications to enable an increase in shipped product volumes from Oil Sands.
•
Reached a unanimous joint venture decision to sanction the Fort Hills oil sands mining project.

2013 Performance Summary

The OSV business unit was established with a focus on developing world class assets, maximizing value creation from existing assets, developing a high performance team, as well as building joint venture management capability.

In accordance with Suncor's focus on capital discipline, a decision was reached to indefinitely defer the Voyageur upgrader project during the first quarter of the year.

Subsequent to the project decision, OSV successfully negotiated a purchase agreement giving Suncor full ownership of the Voyageur assets, including the regionally significant Hot Bitumen Terminal.

During the second quarter of 2013, the Hot Bitumen Terminal was successfully commissioned, which has resulted in additional Suncor oil sands product volumes being available to the market.

During the fourth quarter of 2013, a decision was reached among the owners of the Fort Hills oil sands mining project to approve development of the first phase of the Suncor-operated project. The project sanction received unanimous support from all three joint venture participants. Mr. Reynish worked to ensure the project is aligned with Suncor's strategic objective to only invest in projects that will provide the company with long-term profitable growth. Work on the project remains lost-time injury free since project re-start in 2011.

Mr. Reynish also provided oversight to oversee Suncor's interests in two non-operated oil sands joint ventures, namely Joslyn North Mine and Syncrude.

Mr. Reynish also continued to work to ensure company-wide understanding of joint venture structures and projects, as well as associated business opportunities and risks through a series of presentations in various areas and levels throughout Suncor.

46   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

Annual Incentive. Mr. Reynish's AIP award for 2013 was $530,000. The award is 134% of his target award level of $393,750, which is 75% of his base salary. The range for the AIP award is from 0% to a maximum of 220% of the target award level. The Corporate and Business Unit performance factors used in determining Mr. Reynish's AIP award are as approved by the HR&CC and as set forth in the table on page 40. The Personal performance factor is determined based on the assessment of Mr. Reynish's performance by the President and CEO, for which Mr. Reynish received a performance rating that translates to the performance factor displayed below. The calculation of Mr. Reynish's AIP award amount is comprised of two steps as displayed below. Mr. Reynish received no additional compensation for acting in the capacity of Interim Chief Financial Officer in 2013.

1. AIP Performance Factor Calculation

Corporate Performance			Business Unit (BU) Performance						Personal Performance			Overall Performance Factor

Weight	Performance Factor	Total [A]	Wtd. Avg. of all BUs	Performance Factor	Total [B]	OSV BU Performance	Performance Factor	Total [C]	Weight	Performance Factor	Total [D]	Total [A+B+C+D]

20%	1.43	0.29	30%	1.33	0.40	30%	1.25	0.37	20%	1.40	0.28	1.34

2. AIP Payout Calculation

Base Salary [A]	AIP Target [B]	Performance Factor for Payout(1) [C]	Payout Calculation [A×B×C]	Actual Award

$525 000	75%	1.34	$527 625	$530 000

(1)
Rounded to two decimal places. Due to rounding, actual calculations may result in small differences from the payout calculation shown.

Total Direct Compensation. For reference, the corresponding chart displays Mr. Reynish's total direct compensation for the past two years. The mid- and long-term incentive amounts are the deemed value of the equity grants (at the date of grant, and as calculated using the methodology described under the "Summary Compensation Table" on page 58 of this management proxy circular) and will differ from the ultimate value realized from the awards based on Suncor's relative and absolute share price performance over time.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    47

Mark S. Little, Executive Vice President, Upstream

Mr. Little was appointed to the position of Executive Vice President, Oil Sands in 2011. The In Situ business was added to his portfolio in early 2012. Effective January 1, 2014, Mr. Little was named Executive Vice President, Upstream and he is now responsible for all operated, non-operated and joint venture production, including Oil Sands, In Situ, Suncor's share of Syncrude production, Fort Hills and E&P. Mr. Little joined Suncor in November 2008.

2013 Performance

2013 Goals

•
Improve both personal and process safety performance.
•
Deliver improving environmental performance and identify steps to achieve future environmental goals.
•
Progress standardization of business processes to drive desired behavior and actions.
•
Deliver budgeted production and drive systemic improvement in Upgrader reliability.
•
Re-set workforce plan to ensure depth and competence for support of world class regional operations.
•
Deliver budgeted cash costs and plans for sustained operating and capital cost structure improvements.

2013 Performance Highlights

•
Improved safety performance across the region; provided leadership to progress the adoption of standard regional industry safety rules.
•
Drove culture of operational excellence and advanced the implementation of high quality practices across the region.
•
Developed a comprehensive plan to improve performance through six debottleneck initiatives; first initiative resulted in a step-change in performance and capability in mid-2013.
•
Safely completed major planned maintenance on cost and schedule; modifications made during maintenance have noticeably enhanced asset performance.
•
Upgrader achieved a new annual utilization and production record despite significant planned maintenance; reliability trending up.
•
Cash costs and sustaining capital expenditure trending down.
•
Actively engaged with external stakeholders.

2013 Summary

Mr. Little's efforts in 2013 continued to focus on operational excellence initiatives and production reliability from Suncor's Oil Sands and In Situ operations. His focus on operational excellence, which included an Integrated Reliability Program, is already starting to pay off with upgrader reliability frequently reaching over 90% and a record year in upgrading reliability and production despite significant planned maintenance work in the upgrading complex.

Under Mr. Little's leadership, the Oil Sands and In Situ operations set successively higher quarterly production records in the first, third and fourth quarters of 2013. Although limited due to third-party outages and a large upgrader turnaround, total average annual production in 2013 improved to approximately 360,500 bbls/d, an 11% increase over the previous record of 324,800 bbls/d set in 2012.

A key factor in the increased production was the successful ramp-up of the Firebag complex, which has achieved over 95% of planned capacity. Low cost optimization work on the infrastructure resulted in a significant increase in the company's ability to ship in situ bitumen directly to market in July, leading to a step-change in oil sands production during the second half of the year, creating a solid foundation for strong production in 2014 and beyond.

Significant progress was made at Oil Sands and In Situ operations in 2013 on safety and environmental performance, with record results being achieved on safety, high risk and consequence events, loss of containment, regulatory non-compliance and SO2 emissions. The company celebrated another milestone in its reclamation effort in 2013 with the planting of a fen (wetland) at its oil sands base, one of the first of its kind in the world.

Mr. Little continued to drive a cost-conscious culture and engaged with functional leaders across the company to find ways to reduce costs and enhance the overall value of the company. Through this more disciplined approach, the segment's sustaining capital expenditures continued to trend down. He also set the strategic framework for the successful implementation of a new regional housing support program, a new collective agreement and a clear workforce plan.

Mr. Little actively led the development of a long term strategic plan for our oil sands business, which details initiatives expected to significantly improve the company's safety, sustainability, reliability and financial performance.

Finally, Mr. Little played a key role in high profile media events and also continued to personally and frequently engage with stakeholders in the community and from around the world, including active involvement in investor tours, as well as meetings and presentations with government, Aboriginal leaders, environmental groups and other non-governmental organizations.

48   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

Annual Incentive. Mr. Little's AIP award for 2013 was $700,000. The award is 153% of his target award level of $457,500, which is 75% of his base salary. The range for the AIP award is from 0% to a maximum of 220% of the target award level. The Corporate and Business Unit performance factors used in determining Mr. Little's AIP award are as approved by the HR&CC and as set forth in the table on page 40. The Personal performance factor is determined based on the assessment of Mr. Little's performance by the President and CEO, for which Mr. Little received a performance rating that translates to the performance factor displayed below. The calculation of Mr. Little's AIP award amount is comprised of two steps as displayed below.

1. AIP Performance Factor Calculation

Corporate Performance			Business Unit (BU) Performance						Personal Performance			Overall Performance Factor

Weight	Performance Factor	Total [A]	Wtd. Avg. of all BUs	Performance Factor	Total [B]	Oil Sands & In Situ BU Performance	Performance Factor	Total [C]	Weight	Performance Factor	Total [D]	Total [A+B+C+D]

20%	1.43	0.29	30%	1.33	0.40	30%	1.33	0.40	20%	2.20	0.44	1.53

2. AIP Payout Calculation

Base Salary [A]	AIP Target [B]	Performance Factor for Payout(1) [C]	Payout Calculation [A×B×C]	Actual Award

$610 000	75%	1.53	$699 975	$700 000

(1)
Rounded to two decimal places. Due to rounding, actual calculations may result in small differences from the payout calculation shown.

Total Direct Compensation. For reference, the corresponding chart displays Mr. Little's total direct compensation for the past three years. The mid- and long-term incentive amounts are the deemed value of the equity grants (at the date of grant, and as calculated using the methodology described under the "Summary Compensation Table" on page 58 of this management proxy circular) and will differ from the ultimate value realized from the awards based on Suncor's relative and absolute share price performance over time.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    49

Michael R. MacSween, Executive Vice President, Major Projects

Mr. MacSween was appointed Executive Vice President, Major Projects in early 2012. Mr. MacSween leads safe and cost-effective engineering, procurement and construction activities for Suncor's growth projects in the upstream, downstream and renewable energy portfolios.

2013 Performance

2013 Goals

•
Safely and efficiently deliver and advance a reliable suite of growth and sustaining projects, ensuring the effective use of capital and improved value creation for Suncor.
•
Simplify and integrate Suncor's Project Implementation Model into the company's OEMS framework, accommodating both global and local modes of project execution.
•
Improve environmental performance and integrate best technologies in new projects.
•
Ensure sufficient people with competence in key positions.
•
Enhance Suncor's reputation and participate in external efforts that contribute to industry collaboration, assure workforce competence, and support manpower needs.

2013 Performance Highlights

•
The Fort Hills oil sands mining project was sanctioned by the joint venture co-owners on October 30, 2013.
•
The Hot Bitumen Terminal and associated pipeline from Firebag were commissioned and are now running reliably.
•
Turnaround work (sustaining projects) at Suncor's Oil Sands base plant and at Firebag was completed successfully.
•
Project teams are effectively using engineering, procurement and construction suppliers in the region, across North America, and in the Far East.
•
Suncor's Project Implementation Model simplification work is well-advanced and being applied to new projects.

2013 Summary

On October 30, 2013, Suncor, together with joint venture co-owners Total E&P Canada Ltd. and Teck Resources Limited, announced they would proceed with the Fort Hills oil sands mining project. The project is scheduled to produce first oil as early as the fourth quarter of 2017, and will incorporate the best proven technology to enhance production and limit environmental impact.

Turnarounds at Suncor's Oil Sands base plant and at Firebag were completed safely, successfully and without any unplanned production loss. There were zero first aids or medical aids during this work.

Suncor's Hot Bitumen Terminal (and associated pipeline to Firebag) was commissioned in the third quarter, leading to an increase in takeaway capacity of bitumen and unlocked production in oil sands mining.

There were no lost-time injuries in Major Projects in 2013. Important leading indicators of safety (quality field level hazard assessments and quality lessons learned from incidents) were above target. Recordable Injury Frequency improved during the year with expectations for more improvement to come. More than three-quarters of construction waste was diverted from landfill, slightly greater than planned. More than 95% of Major Projects personnel completed all mandatory and required training.

Suncor's Project Implementation Model is evolving with an enhanced focus on up-front development work, capital effectiveness and a disciplined approach to execution that is compliant with the company's OEMS framework.

Project teams are effectively employing engineering, procurement and construction firms in Alberta, across Canada, in the U.S. and Asia, making significant progress on a broad range of projects. The company is also employing multiple contracting models to obtain the best commercial value for each individual scope of work.

Mr. MacSween continues to be engaged in the community. In 2013, he was a member of United Way of Calgary's campaign cabinet. He remains on the boards of directors of Productivity Alberta and the Canadian Welding Bureau, where he is also vice chairman.

He also spoke about industry issues at the Queen's School of Business, the University of New Brunswick, and at the World Energy Congress, in Korea.

50   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

Annual Incentive. Mr. MacSween's AIP award for 2013 was $540,000. The award is 141% of his target award level of $382,500, which is 75% of his base salary. The range for the AIP award is from 0% to a maximum of 220% of the target award level. The Corporate and Business Unit performance factors used in determining Mr. MacSween's AIP award are as approved by the HR&CC and as set forth in the table on page 40. The Personal performance factor is determined based on the assessment of Mr. MacSween's performance by the President and CEO, for which Mr. MacSween received a performance rating that translates to the performance factor displayed below. Mr. MacSween's actual award recognizes his strong performance in 2013. The calculation of Mr. MacSween's AIP award amount is comprised of two steps as displayed below.

1. AIP Performance Factor Calculation

Corporate Performance			Business Unit (BU) Performance						Personal Performance			Overall Performance Factor

Weight	Performance Factor	Total [A]	Wtd. Avg. of all BUs	Performance Factor	Total [B]	Major Projects BU Performance	Performance Factor	Total [C]	Weight	Performance Factor	Total [D]	Total [A+B+C+D]

20%	1.43	0.29	30%	1.33	0.40	30%	1.40	0.42	20%	1.50	0.30	1.41

2. AIP Payout Calculation

Base Salary [A]	AIP Target [B]	Performance Factor for Payout(1) [C]	Payout Calculation [A×B×C]	Actual Award

$510 000	75%	1.41	$539 325	$540 000

(1)
Rounded to two decimal places. Due to rounding, actual calculations may result in small differences from the payout calculation shown.

Total Direct Compensation. For reference, the corresponding chart displays Mr. MacSween's total direct compensation for the past three years. The mid- and long-term incentive amounts are the deemed value of the equity grants (at the date of grant, and as calculated using the methodology described under the "Summary Compensation Table" on page 58 of this management proxy circular) and will differ from the ultimate value realized from the awards based on Suncor's relative and absolute share price performance over time.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    51

Boris J. Jackman, Former Executive Vice President, Refining and Marketing

Mr. Jackman stepped down as Executive Vice President, Refining and Marketing on September 9, 2013 and retired from Suncor effective September 30, 2013. As Executive Vice President, Refining and Marketing, Mr. Jackman led Suncor's downstream operations. His role included overall responsibility for operations at four refineries in Canada and the United States, as well as industrial, commercial and retail marketing of refined products under the Petro-Canada brand. Mr. Jackman was also accountable for the Lubricants worldwide business and assumed responsibility for Suncor's renewable energy group in January 2012.

2013 Performance

2013 Goals

•
Advance Suncor's journey to operational excellence, developing and prioritizing short-term objectives to deliver on goals, including personal and process safety management.
•
Improve the reliability of the business by managing elements of our strategic plan to fulfill commitments on production, cost, quality and value-added products and services.
•
Improve attraction, retention and capability metrics to meet business needs across the organization.
•
Generate and sustain industry leading returns and actively promote the direction of the business to ensure long-term success.

2013 Performance Highlights

•
R&M total injury frequency rate of 0.490 injuries per 200,000 man-hours worked (below target of 0.486); high risk and high consequence incidents of 44 (vs. target of 46).
•
Asset availability averaged 92.89% vs. target of 91.77%; refinery utilization averaged 93.8% vs. target of 93.6%.
•
Lubricants transfer of knowledge and mid-career hire projects completed; skilled trades and operators project scheduled for completion in Q1 2014.
•
Leveraged Suncor's operational excellence strategy to deliver better than target earnings from operations of $2.02 billion (vs. target of $1.74 billion) and cash flow from operations(1) of $2.62 billion (vs. target of $2.6 billion), excluding Renewables business.

2013 Summary

Mr. Jackman contributed to Suncor's operational and financial success by helping the company leverage its integrated business model to create value for Suncor and its shareholders. He ensured a continued focus, allowing the R&M business unit to achieve excellent performance in 2013. In addition, reliable operations allowed R&M to capture a favourable business environment that was in place during the first half of 2013, achieving record financial performance in Q1 2013.

Mr. Jackman guided the development and prioritization of objectives designed to deliver on goals, including safety performance. He ensured a continued focus on improvement in personal safety performance through a monthly review of high risk/high consequence events. Plants and operating areas that were experiencing challenges rolled out specific plans to drive improvement, which resulted in significant safety gains by the end of Q3 2013.

Mr. Jackman also oversaw efforts to drive reliability in R&M operations, ensuring performance indicators and management systems were in place to monitor performance. Monthly operating reviews were used to summarize extensive business performance indicators that track maintenance and reliability improvements. Strong reliability at all operating facilities enabled R&M's inland refineries to capitalize on crude price volatility and differentials, capturing Brent crude-based pricing on approximately 88% of upstream production. Solid operating and financial results, highlighted by asset availability and utilization rates, were also recorded from the company's wind and ethanol businesses.

He actively worked to attract and retain people to meet business needs, which included strongly promoting the business unit's new graduate and intern programs. He ensured the ongoing commitment of the R&M leadership team in support of the programs, and endorsed the key projects resulting from gaps in the business unit's ten-year people plan.

Mr. Jackman led efforts in 2013 to deliver R&M net earnings and cash flow from operations(1) of $2.02 billion and $2.62 billion, respectively. Suncor maintained its number one ranking amongst North American refining and marketing divisions on a last in first out net earnings per barrel of crude capacity basis. He also oversaw the retail and wholesale sales and marketing programs, which delivered strong performance including earnings of $191.5 million and sales volumes up 1% over 2012. Through its Petro-Canada branded outlets, R&M continued to be the leading retailer in Canada as measured by market share in major urban areas. Lubricants, meanwhile, exceeded year-to-date margin targets in its strategic, high value-added channels and achieved year-over-year volume growth in the commercial and industrial channel.

By accelerating the company's Eastern Canada strategy, Suncor successfully built and commissioned a rail off-loading facility and received delivery of the first western Canada oil-by-rail delivery at the Montreal Refinery in December 2013.

(1)
Cash flow from operations is a non-GAAP measure. See the "Advisories" section beginning on page 74 of this management proxy circular.

52   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

Annual Incentive. Mr. Jackman's AIP award for 2013 was $600,000. The pro-rated award is 142% of the pro-rated target award level of $421,875 based on his active service through September 2013. The range for the AIP award is from 0% to a maximum of 220% of the target award level. The Corporate and Business Unit performance factors used in determining Mr. Jackman's AIP award are as approved by the HR&CC and as set forth in the table on page 40. The Personal performance factor is determined based on the assessment of Mr. Jackman's performance by the President and CEO, for which Mr. Jackman received a performance rating that translates to the performance factor displayed below. The calculation of Mr. Jackman's AIP award amount is comprised of two steps as displayed below and reflects pro-ration for the nine-month period he was eligible for the AIP in 2013.

1. AIP Performance Factor Calculation

Corporate Performance			Business Unit (BU) Performance						Personal Performance			Overall Performance Factor

Weight	Performance Factor	Total [A]	Wtd. Avg. of all BUs	Performance Factor	Total [B]	R&M BU Performance	Performance Factor	Total [C]	Weight	Performance Factor	Total [D]	Total [A+B+C+D]

20%	1.43	0.29	30%	1.33	0.40	30%	1.43	0.43	20%	1.50	0.30	1.42

2. AIP Payout Calculation

Base Salary [A]	AIP Target [B]	Performance Factor for Payout(1) [C]	Pro-Ration for 9 months Eligible [D]	Payout Calculation [A×B×C×D]	Actual Award

$750 000	75%	1.42	0.75	$599 063	$600 000

(1)
Rounded to two decimal places. Due to rounding, actual calculations may result in small differences from the payout calculation shown.

Total Direct Compensation. For reference, the corresponding chart displays Mr. Jackman's total direct compensation for the past three years. The mid- and long-term incentive amounts are the deemed value of the equity grants (at the date of grant, and as calculated using the methodology described under the "Summary Compensation Table" on page 58 of this management proxy circular) and will differ from the ultimate value realized from the awards based on Suncor's relative and absolute share price performance over time.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    53

Executive Compensation Alignment with Shareholder Value

The Board recognizes that in an industry subject to commodity price cycles, Suncor's focus is on long-term shareholder value growth. Suncor's common shares were valued at $37.24 on the TSX at December 31, 2013, an increase of approximately 13.8% over the year before. From 2008 to 2013, Suncor's share price increased by approximately 57%. The following performance graph shows Suncor's total cumulative shareholder return for the past five years.

(1)
The graph reflects the total cumulative return, assuming the reinvestment of all dividends, of $100 invested on December 31, 2008 in each of Suncor common shares, the S&P/TSX Composite (TRIV) Index and the S&P/TSX Energy (TRIV) Index.

(2)
The year-end values of each investment shown on the graph are based on the share price appreciation plus dividend reinvestment.

Realizable Pay. The pay opportunity and realizable pay for total direct compensation for the NEOs, with the exception of Mr. Demosky, over the period from 2011 to 2013 are illustrated in the chart below. Over this period, the realizable pay at December 31, 2013 for total direct compensation for the NEOs was approximately 20% lower than the pay opportunity, as determined in accordance with the methodology described in the footnotes for the Realizable Pay chart. The lower realizable pay value for total direct compensation for the NEOs is generally consistent with the trend of total return on investment indicated for Suncor in the performance graph provided above.

Suncor's strong operational performance in 2011, 2012 and 2013 resulted in above target payouts under the AIP component of total direct compensation. However, this operational performance has not been fully reflected in our share price. At December 31, 2013, the value of annual mid- to long-term incentive awards granted between 2011 and 2013 was 29% lower than the expected value, as determined in accordance with the methodology described in the footnotes for the Realizable Pay chart. This reflects the high proportion of variable, performance based compensation in the total direct compensation provided to the NEOs.

The lower current value at December 31, 2013 of the annual mid- to long-term incentive awards demonstrates alignment with Suncor's pay-for-performance philosophy and shareholder interests.

54   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

(1)
Values for 2011 include those ascribed to Messrs. Williams, Little, MacSween and Jackman. Values for 2012 and 2013 include those ascribed to Messrs. Williams, Reynish, Little, MacSween and Jackman. Mr. Reynish commenced employment with Suncor on January 3, 2012 and is therefore only included in the 2012 and 2013 values. Mr. Little's promotion to Executive Vice President is reflected in the 2011 values. The values for 2011 ascribed to Mr. Williams reflect his compensation prior to his appointment as President and CEO. Mr. Williams' promotion to President and CEO is reflected in the 2012 values. Mr. MacSween's promotion to Executive Vice President is reflected in the 2012 values. The values for Mr. Jackman reflect his retirement on September 30, 2013.

(2)
The Pay Opportunity columns in the graph illustrate the pay opportunity of total direct compensation, as reported in the Summary Compensation Table at December 31 for the particular year reported, and in the case of the Aggregate 3 Year Total, a sum of the pay opportunity reported for 2011 to 2013. The Pay Opportunity includes salary and annual incentive earned during the year reported and the grant date fair value of annual mid- to long-term awards granted in the particular year reported using the valuation methodology described in the Summary Compensation Table in Suncor's 2012 and 2013 management proxy circulars and in this management proxy circular for the particular year reported.

(3)
The Realizable Pay columns in the graph illustrate the realizable pay of total direct compensation of the particular year reported, and in the case of the Aggregate 3 Year Total, a sum of the realizable pay reported for 2011 to 2013. The Realizable Pay includes salary and annual incentive earned during the particular year reported and annual mid- to long-term incentives granted during the particular year valued as follows: (i) value (market price received less exercise price) of options that were granted in that particular year and that were exercised as at or prior to December 31, 2013; (ii) value attributed to PSUs that were granted in that particular year and that had vested and matured as at or prior to December 31, 2013; (iii) the 'in-the-money' value (as at December 31, 2013) of options that were granted in that particular year and that had not been exercised as at December 31, 2013; and (iv) the value (as at December 31, 2013) for PSUs, which assumes a 100% performance factor, that were granted in that particular year and that have not vested as at December 31, 2013.

(4)
Mr. Demosky is not included in the foregoing table due to his resignation from Suncor effective December 27, 2013.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    55

Cost of Management. The following table includes the aggregate total direct compensation for all NEOs compared to Suncor's operating earnings and market capitalization for the years ended December 31, 2013 and 2012.

	2013	2012

Total Direct Compensation of all Named Executive Officers(1)(2)	$28.2	$30.8

Total Direct Compensation as a percentage (%) of Operating Earnings(3) at December 31	0.6%	0.6%

Total Compensation as a percentage (%) of Suncor's Market Capitalization at December 31	0.1%	0.1%

(1)
Values reported in millions. Total direct compensation includes salary and annual incentives earned during the particular year reported and the grant date fair value of annual mid- to long-term incentive awards granted in the particular year reported using the valuation methodology described in the Summary Compensation Table in Suncor's 2013 management proxy circular and in this management proxy circular for the particular year reported.

(2)
For 2012, NEOs included Messrs. Williams, George, Demosky, Jackman, Little and Reynish. For 2013, NEOs include Messrs. Williams, Reynish, Demosky, Little, MacSween and Jackman. Mr. Demosky resigned from Suncor effective December 27, 2013 and Mr. Jackman retired from Suncor effective September 30, 2013.

(3)
Operating earnings is a non-GAAP measure. See the "Advisories" section beginning on page 74 of this management proxy circular.

President and CEO Look Back. In 2006, the HR&CC introduced the practice of annually reviewing a broader analysis of the total compensation earned and accruing to the President and CEO since his appointment and relating it to the TSR during the same period. With the retirement of Mr. George in 2012 and appointment of Mr. Williams as President and CEO, the committee has continued this governance practice for 2012 and 2013 for Mr. Williams, recognizing that the relevance of the look back analysis will increase with his time in the position.

Looking Ahead to 2014:

The HR&CC approved a 4% budget for salary increases for executives in 2014 based on competitive benchmarking. No changes were made to the structure of executive pay for base salary target levels, annual incentive target levels or long-term incentive ("LTI") target levels expressed as a percentage of base salary. Based on benchmarking these components of total direct compensation, they remain at market median levels.

On February 5, 2014, the Board approved a grant of options, with an exercise price of $36.04, and PSUs to the Named Executive Officers effective February 13, 2014, as described in the table below, under the terms of the SOP and the PSU Plan.

Name	Options	PSUs

S.W. WILLIAMS	550 000	137 500

S.D.L. REYNISH	160 000	40 000

M.S. LITTLE	210 000	52 500

M.R. MACSWEEN	160 000	40 000

56   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

COMPENSATION DISCLOSURE OF NAMED EXECUTIVE OFFICERS

Aggregate Equity Holdings. The following table sets forth the aggregate equity holdings of the Named Executive Officers, excluding Messrs. Demosky and Jackman, for the years ended December 31, 2012 and 2013 as well as the net change during 2013 and the total value at risk as at December 31, 2013. Messrs. Demosky and Jackman are not represented in the table below due to their resignation and retirement, respectively, from Suncor in 2013.

	December 31, 2012					December 31, 2013

Name	Shares	DSUs(1)		PSUs(1)(2)	Options(3)	Shares	DSUs(1)		PSUs(1)(2)	Options(3)

S.W. WILLIAMS	222 221	39 355		193 225	1 316 000	385 914	40 216		274 938	1 473 000

S.D.L. REYNISH	2 371	7 316	(4)	31 762	93 800	4 803	7 476		71 289	193 800

M.S. LITTLE	33 324	8 796	(4)	78 334	358 620	36 392	8 989		93 549	417 048

M.R. MACSWEEN	12 608	9 741	(4)	52 749	265 900	16 857	17 930	(5)	73 459	324 000

	Net change during 2013				Value at Risk

Name	Shares	DSUs	PSUs	Options	Option- Based Awards Value(6) ($)	Share and Share- Based Awards Value(7) ($)		Total Value at Risk ($)	Multiple of Salary (#)

S.W. WILLIAMS	163 693	861	81 713	157 000	6 111 660	26 107 767	(8)	32 219 427	24.8

S.D.L. REYNISH	2 432	160	39 527	100 000	727 508	3 112 046		3 839 554	7.3

M.S. LITTLE	3 068	193	15 216	58 428	1 175 070	5 173 765		6 348 835	10.4

M.R. MACSWEEN	4 249	8 189	20 710	58 100	900 310	4 031 055		4 931 365	9.7

(1)
DSUs and PSUs include dividend reinvestment. DSUs and PSUs are rounded for display purposes.

(2)
Excludes PSU grants that vested December 31, 2012, in the case of values reported for 2012, and PSU grants that vested December 31, 2013, in the case of values reported for 2013.

(3)
In the case of values reported for 2012, includes the performance-based options issued under the closed Suncor SunShare 2012 Plan (the "SunShare 2012 Plan"). In the case of values reported for 2013, excludes performance-based options under the SunShare 2012 Plan which were cancelled on January 1, 2013 as performance conditions were not met, but continues to include performance-based options issued under the Sunshare 2012 Plan for which performance conditions were previously met.

(4)
Mr. Reynish received a DSU grant upon hire. Messrs. Little and MacSween elected to receive 50% of their 2011 AIP awards in DSUs, which were granted in 2012.

(5)
Mr. MacSween elected to receive 50% of his 2012 AIP award in DSUs, which were granted in 2013.

(6)
Value of options is based on the 'in-the-money' amount of the exercisable and non-exercisable options held as at December 31, 2013. The 'in-the-money' amount is the difference between the closing price of a Suncor common share on the TSX as at December 31, 2013 ($37.24) and the exercise price of the option.

(7)
Value of DSUs and PSUs is calculated based on the actual units, including the fractional units, as at December 31, 2013. Value of shares and share-based awards is calculated based on the closing price of a Suncor common share on the TSX as at December 31, 2013 ($37.24). PSUs are projected at a 100% payout.

(8)
Mr. Williams' shares and share-based awards value includes Suncor common shares valued at $14,371,437, DSUs valued at $1,497,648 and PSUs valued at $10,238,682, all calculated in accordance with footnote (7).

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    57

Summary Compensation Table. The following table provides information concerning compensation paid to the Named Executive Officers for the years ended December 31, 2013, 2012 and 2011.

Name and Principal		Salary	Share- Based Awards(1)(3)	Option- Based Awards(2)(3)	Non-equity incentive plan compensation ($)		Pension Value(5)		All Other Compensation(6)	Total Compensation(3)
Position	Year	($)	($)	($)	Annual(4)	Long-Term	($)		($)	($)

S.W. WILLIAMS	2013	1 291 346	4 687 224	4 453 600	2 420 000	—	(162 500)		149 560	12 839 230

President and Chief	2012	1 222 423	3 436 242	3 435 869	2 080 000	—	1 570 600		138 801	11 883 935

Executive Officer(7)	2011	811 923	2 224 733	2 226 960	1 300 000	—	3 644 100	(8)	107 848	10 315 564

S.D.L. REYNISH	2013	520 673	1 233 480	1 172 000	530 000	—	370 300		37 836	3 864 289

Executive Vice President,	2012	496 154	1 124 418	875 773	485 000	—	279 400		150 000	3 410 745

Strategy & Corporate	2011	—	—	—	—	—	—		—	—
Development and Interim Chief Financial Officer(9)

B.W. DEMOSKY	2013	524 808	986 784	937 600	—	—	624 300		35 557	3 109 049

Former Chief Financial	2012	491 538	654 029	653 562	435 000	—	562 400		36 385	2 832 914

Officer(10)	2011	443 538	889 893	890 784	420 000	—	373 000		79 374	3 096 589

M.S. LITTLE	2013	603 077	1 541 850	1 465 000	700 000	—	814 000		50 797	5 174 724

Executive Vice President,	2012	558 154	1 214 225	1 213 758	580 000	—	727 000		47 721	4 340 858

Upstream	2011	492 731	1 112 367	1 113 480	610 000	—	594 200		92 568	4 015 346

M.R. MACSWEEN	2013	503 942	1 233 480	1 172 000	540 000	—	751 400		33 952	4 234 774

Executive Vice President,	2012	474 673	934 127	933 660	485 000	—	971 600		34 094	3 833 154

Major Projects	2011	384 077	611 969	612 414	400 000	—	466 300		73 722	2 548 482

B.J. JACKSON	2013	568 269	1 233 480	1 172 000	600 000	—	134 100		28 923	3 736 772

Former Executive Vice	2012	750 000	1 120 392	1 120 392	1 000 000	—	254 600		37 978	4 283 362

President, Refining	2011	750 000	1 001 130	1 002 132	1 000 000	—	180 700		89 169	4 023 131
and Marketing(11)

(1)
Valuation Disclosure for Share-Based Awards.   Consistent with disclosure requirements, as outlined under Form 51-102F6 – Statement of Executive Compensation ("Form 51-102F6"), the following summarizes (a) the methodology and key assumptions used to calculate the fair value of awards at the grant date and (b) discloses where the accounting fair value, as determined in accordance with International Financial Reporting Standards ("IFRS"), is different than the fair value of awards at the grant date and why.

For 2013 share-based awards, the fair value of awards at the grant date, as shown in the Summary Compensation Table above, reflects the number of PSUs awarded multiplied by the grant price (the "2013 Share-Based Methodology"). This may differ from the value reported for accounting purposes, which reports a fair value for PSUs based on the Monte Carlo simulation methodology at the end of each period, in accordance with IFRS.

For 2012 and 2011 share-based awards, the fair value of awards at the grant date, as shown in the Summary Compensation Table above, reflects the number of PSUs awarded multiplied by the value calculated using Towers Watson's binomial valuation methodology. The HR&CC used this methodology in making its decisions regarding incentive grants since it was applied consistently in its competitive market analysis.

A summary of the 2012 and 2011 grant date fair values calculated using Towers Watson's binomial methodology, the key assumptions used under this methodology as well as the accounting fair values (as determined using the Monte Carlo simulation methodology) and the variance between the values based on the two methodologies is provided below. The variance between the two values for each award is the result of a different methodology being applied to value the awards and the date the value is reported (grant date versus end of financial quarter, in the case of the Monte Carlo Simulation Methodology).

	Towers Watson's Binomial Methodology Key Assumptions						Monte Carlo Simulation Methodology

Year and Plan	Grant Date Fair Value ($)	Term	Vesting	Performance Range (%)	Turnover	Dividend Reinvestment	Accounting Fair Value ($)	Variance to Grant Date Fair Value ($)

2012 – PSU Plan	28.01	3 years	Cliff	0 – 200	5%	Yes	25.49	(2.52)

2011 – PSU Plan	33.40	3 years	Cliff	0 – 200	5%	Yes	40.82	7.42

(2)
Valuation Disclosure for Option-Based Awards.   Consistent with disclosure requirements, as outlined under Form 51-102F6, the following summarizes (a) the methodology and key assumptions used to calculate the fair value of awards at the grant date and (b) discloses where the

58   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

  accounting fair value, as determined in accordance with IFRS, is different than the fair value of awards at the grant date and why.

  As disclosed in the company's 2013 management proxy circular, effective January 1, 2013, Suncor commenced valuing its option-based awards using the Black Scholes methodology, which is consistent with the accounting valuation and in accordance with IFRS. For 2013 option-based awards, the fair value of the awards at the grant date, as shown in the Summary Compensation Table above, reflects the number of options awarded multiplied by the accounting fair value price (the "2013 Option-Based Methodology", and together with the 2013 Share-Based Methodology, the "2013 Methodologies"). The fair value of the 2013 option award was $11.72. The value was calculated using the following assumptions: common share price of $32.46, expected life of 4.5 years, volatility of 48.6%, risk free rate of 1.39% and dividend yield of 1.64%.

  For 2012 and 2011 option-based awards, the fair value of awards at the grant date, as shown in the Summary Compensation Table above, reflects the number of options awarded multiplied by the value calculated using Towers Watson's binomial valuation methodology. The HR&CC used this methodology in making its decisions regarding incentive grants since it was applied consistently in its competitive market analyses.

  A summary of the 2012 and 2011 grant date fair values calculated using Towers Watson's binomial methodology, the key assumptions used under this methodology as well as the accounting fair values (as determined using the Black Scholes methodology) and the variance between the values based on the two methodologies is provided below. The variance between the two values for each award is the result of a different methodology being applied to value the awards.

	Towers Watson's Binomial Methodology Key Assumptions								Black Scholes Methodology

Year and Plan	Grant Date Fair Value ($)	Dividend Yield	Volatility	Term	Expected Life	Vesting	Risk-Free Rate (over term)	Turnover	Accounting Fair Value ($)	Variance to Grant Date Fair Value ($)

2012 – SOP	9.34	1.20%	34%	7 years	4.5 years	3 year ratable	0.3%-3.0%	5%	13.34	4.00

2011 – SOP	11.13	1.20%	34%	7 years	4.5 years	3 year ratable	0.3%-3.0%	5%	16.59	5.46

(3)
Accounting Valuation Comparison.   It is important to note Suncor changed its equity valuation methodology beginning in 2013. Under the 2013 Methodologies used beginning in 2013, the overall fair value of the share-based and option-based awards increased, which makes it difficult to make comparisons between 2013 and each of 2012 and 2011 where the values were based on different methodologies. For comparison purposes, a supplementary Summary Compensation Table for the President and CEO is provided below which shows the grant date fair values for share-based and option-based awards for 2013, 2012 and 2011 using the 2013 Methodologies outlined in footnotes (1) and (2).
		Salary	Share- Based Awards	Option- Based Awards	Non-equity incentive plan compensation ($)		Pension Value	All Other Compensation	Total Compensation
Name and Position	Year	($)	($)	($)	Annual	Long-Term	($)	($)	($)

S.W. WILLIAMS	2013	1 291 346	4 687 224	4 453 600	2 420 000	—	(162,500)	149 560	12 839 230

President and	2012	1 222 423	4 242 274	4 909 120	2 080 000	—	1 570 600	138 801	14 163 218

Chief Executive Officer	2011	811 923	2 746 584	3 318 000	1 300 000	—	3 644 100	107 848	11 928 455

The following table summarizes the history of share-based and option-based awards for the President and CEO. While the fair value of the award increases as a result of the methodology changes, it did not result in a corresponding percentage increase in the number of units awarded. Mr. Williams was President and Chief Operating Officer ("COO") until April 30, 2012 and President and CEO from May 1, 2012. The 2012 and 2013 grants reflect President and CEO level.
		Share-Based Awards		Option-Based Awards

Year	Share Price at Grant ($)	Number Granted	% Change	Number Granted	% Change

2013	32.46	144 400	18%	380 000	3%

2012	34.58	122 680	84%	368 000	84%

2011	41.24	66 600	—	200 000	—

(4)
Consists solely of AIP. Awards earned and included under AIP for 2013 performance were paid in 2014. Similarly, awards earned and included for 2012 and 2011 were paid in the year following the year in which they were earned.

(5)
The Pension Value reflects the compensatory change as disclosed in the tables under the "Defined Benefits Plans" and, where applicable, the "Defined Contribution Plans" sections on page 63 of this management proxy circular.

(6)
All Other Compensation for 2013 includes actual costs incurred by Suncor related to company contributions to the Suncor savings and benefit plans which provides up to 7.5% of basic earnings on a matching basis on behalf of the individual. For Mr. Little, value also includes gross ups for taxes associated with Sunjet flights. For Mr. Williams, value also includes the aggregate total of annual perquisites and other personal benefits including a flexible perquisite allowance of $50,000 which is a taxable benefit that is paid in two installments bi-annually. With the exception of Mr. Williams, the aggregate amount of annual perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of the total annual salary for each Named Executive Officer for the 2013 financial year and are not included in the All Other Compensation value.

(7)
Effective May 1, 2012, Mr. Williams was appointed Chief Executive Officer. Until May 1, 2012, and for the time periods indicated above, Mr. Williams was COO. Mr. Williams was appointed President on December 1, 2011.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    59

(8)
The Pension Value in respect of Mr. Williams, as previously disclosed in Suncor's 2012 management proxy circular (the amount of $1,002,100 as at December 31, 2011), was restated in Suncor's 2013 management proxy circular to reflect his appointment as President, effective as of December 1, 2011.

(9)
Mr. Reynish was appointed Executive Vice President, Oil Sands Ventures, effective January 3, 2012 and remained in this position until January 1, 2014. He was appointed Interim Chief Financial Officer on December 9, 2013, and in addition, became Executive Vice President, Strategy & Corporate Development effective January 1, 2014. Mr. Reynish received no additional compensation for acting in the capacity of Interim Chief Financial Officer in 2013.

(10)
Mr. Demosky was Chief Financial Officer until December 9, 2013, and resigned from Suncor effective December 27, 2013.

(11)
Mr. Jackman stepped down from the position of Executive Vice President, Refining and Marketing on September 9, 2013, and retired from Suncor effective September 30, 2013.

Share-Based Awards and Option-Based Awards. The following table provides certain information about option-based awards and shared-based awards outstanding for the Named Executive Officers as at December 31, 2013. For further details, including the exercise price and expiration date, of each option-based award held by the Named Executive Officers as at December 31, 2013, see Schedule B.

	Option-Based Awards		Share-Based Awards
Name	Aggregate number of securities underlying unexercised options(1)	Aggregate value of unexercised 'in-the-money' options(2) ($)	Aggregate number of shares or units of shares that have not vested(3)	Aggregate market or payout value of share- based awards that have not vested(4) ($)	Aggregate market or payout value of vested share-based awards not paid out or distributed(5) ($)

S.W. WILLIAMS	1 473 000	6 111 660	274 938	10 238 681	2 970 381

S.D.L. REYNISH	193 800	727 508	71 289	2 654 788	278 394

B.W. DEMOSKY	102 173	23 940	—	—	496 878

M.S. LITTLE	417 048	1 175 070	93 549	3 483 781	1 071 112

M.R. MACSWEEN	324 000	900 310	73 459	2 735 600	1 072 812

B.J. JACKMAN	617 800	3 609 676	80 363	2 992 728	5 974 672

(1)
Includes performance-based options issued under the closed SunShare 2012 Plan, other than those which were cancelled on January 1, 2013, as performance conditions were not met.

(2)
Value of options calculated based on the difference between the closing price of a Suncor common share on the TSX as at December 31, 2013 ($37.24) and the exercise price of the option.

(3)
Includes PSUs granted under the PSU Plan which were held by the Named Executive Officers as at December 31, 2013. Excludes PSUs issued in 2011 that vested December 31, 2013. The number of PSUs are rounded for display purposes.

(4)
Value of PSUs is calculated based on the actual units, including the fractional units, based on the closing price of a Suncor common share on the TSX as at December 31, 2013 ($37.24). PSUs are projected at a 100% payout. Under the PSU Plan, PSUs may vest between 0% and 200% based on performance at the end of the three-year period. See "Performance Share Unit Plan" on page 68 of this management proxy circular for details.

(5)
Share-based awards include DSUs granted under the DSU Plan and the closed Petro-Canada Deferred Share Unit Plans (Eligible Employees of Petro-Canada) (the "PCDSU Plans"), which were held by the Named Executive Officers as at December 31, 2013. See "Summary of Incentive Plans – Closed Plans" on page 71 of this management proxy circular. DSUs cannot be redeemed until a Named Executive Officer ceases to be an employee. Value of DSUs calculated based on the closing price of a Suncor common share on the TSX as at December 31, 2013 ($37.24). For Messrs. Williams, Little, MacSween and Jackman, this amount also includes PSUs issued in 2011 under the PSU Plan that vested on December 31, 2013 and paid out in February 2014. The value of these PSUs is based on actual payout.

60   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

Incentive Plan Awards – Value Vested or Earned During the Year. The following table provides the value of option-based awards and share-based awards that vested during the year ended December 31, 2013, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2013, for the Named Executive Officers.

Name	Option-Based awards – Value vested during the year (as at vesting date)(1) ($)	Share-Based awards – Value vested during the year(2)(3) ($)	Non-equity incentive plan compensation – Value earned during the year(4) ($)

S.W. WILLIAMS	37 266	1 472 733	2 420 000

S.D.L. REYNISH	—	—	530 000

B.W. DEMOSKY	12 900	217 500	—

M.S. LITTLE	12 326	736 366	700 000

M.R. MACSWEEN	8 314	647 612	540 000

B.J. JACKMAN	1 038 024	662 730	600 000

(1)
For Messrs. Williams, Demosky, Little and MacSween, 15% of the options granted under the closed SunShare 2012 Plan vested in 2013, while 60% of the options were cancelled on January 1, 2013 as performance conditions were not met. For Messrs. Williams, Demosky, Little, MacSween and Jackman, one-third of each of the options that were granted under the SOP in 2010, 2011 and 2012 vested in 2013, and for Mr. Reynish, one-third of the options granted under the SOP in 2012 vested in 2013. In addition, for Mr. Jackman, one-quarter of the options granted under the closed Petro-Canada Employee Stock Option Plan (the "PCSOP") in 2009 vested in 2013. For Mr. Jackman, who retired effective September 30, 2013, all remaining unvested options under the SOP vested immediately upon his retirement with a maximum term of three years, or normal expiry, if earlier. For Mr. Demosky, who resigned effective December 27, 2013, all remaining unvested options he held under the SOP in 2011, 2012 and 2013 were cancelled immediately upon his resignation.

(2)
For Messrs. Williams, Little, MacSween and Jackman, this amount includes PSUs issued in 2011 under the PSU Plan that vested on December 31, 2013 and paid out in February 2014. Values reflected are based on actual payout. For Mr. Demosky, who resigned effective December 27, 2013, all unvested PSUs issued in 2011, 2012 and 2013 were cancelled immediately upon his resignation.

(3)
For Messrs. Demosky and MacSween, this amount includes DSUs issued under the AIP upon their election, in lieu of a cash award. Value of DSUs calculated based on grant price.

(4)
Refers to annual incentive payouts made under the AIP that paid out in February 2014, for recognition of performance in 2013. Mr. Demosky, who resigned in 2013, did not receive an award.

Option Exercises – Value Realized During the Year. The following table provides the number of Suncor common shares acquired upon the exercise of options as well as the aggregate value realized upon the exercise of these options during the year ended December 31, 2013 for the Named Executive Officers.

Name	Common Shares Acquired on Option Exercise	Aggregate Value Realized(1) ($)

S.W. WILLIAMS	157 000	2 980 790

S.D.L. REYNISH	—	—

B.W. DEMOSKY	69 333	371 554

M.S. LITTLE	38 000	437 387

M.R. MACSWEEN	24 500	322 918

B.J. JACKMAN	209 000	1 793 419

(1)
The aggregate value realized equals the difference between the value of the option and the market price of the Suncor common shares on the TSX at time of exercise.

Suncor Retirement Arrangements. The Suncor Energy Pension Plan is a registered pension plan that provides retirement income to Suncor employees and former employees, including Messrs. Williams, Reynish, Demosky, Little and MacSween. Retirement income is based on a defined contribution account balance, or depending upon the employees' eligibility, based on a combination of a defined benefit pension payment, including an employee-paid benefit feature, and a defined contribution account balance. Messrs. Williams, Reynish, Demosky, Little

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    61

and MacSween participate in the combination provision of the plan.

In addition to the pension provided under the Suncor Energy Pension Plan, certain executive officers may receive supplemental retirement payments under the terms of the SERP. Under the terms of the SERP, any new participants must be approved by the HR&CC. Nine persons who are currently Suncor senior executives were participants in the SERP as at December 31, 2013.

"The SERP design features support attracting key mid-career senior executives, balanced with responsible governance of pension obligations."

The SERP is a non-registered supplemental retirement arrangement designed to attract mid-career executives with a competitive career based pension that features an up-front accrual. This attraction element is balanced by features that limit the executive pension by: (i) requiring that an executive provide five years of service to be entitled to SERP benefits, which is three years more than the service required under the Suncor Energy Pension Plan; (ii) limiting service to Suncor related experience only, both for vesting and benefit accrual purposes; (iii) limiting the executive's total pension to 50%, unless there is total service greater than 25 years, in which case the maximum is 70% of executive remuneration; and (iv) limiting executive remuneration to a maximum of two times base salary (base salary plus annual incentive target bonus of up to 100% of base salary). All of the Named Executive Officers, with the exception of Mr. Jackman, are members of the SERP. Additional details of the SERP follow.

•
Executive employment commences at the date of entry into the SERP.

•
The SERP pension is based on the executive's remuneration multiplied by a combined accrual rate of 5%, multiplied by the number of years of executive employment plus a pension formula percentage determined in respect of the Suncor Energy Pension Plan relating to service prior to becoming an executive, limited to a combined accrual rate of 50%. The pension increases by an additional 1.5% of the executive's remuneration for executive employment earned, generally after the executive completes 25 years of service. The total pension is limited to 70% of the executive's remuneration, as described below.

•
Executive remuneration is an annualized amount of the average salary plus target bonus for the best consecutive 36 months of the last 180 months of continuous service. Target bonus cannot exceed 80% of base salary for Senior Vice Presidents and Executive Vice Presidents and 100% for other executives, including the CEO.

•
Five years of executive employment including, where applicable, the period of notice of termination or payment in lieu of such notice, are required for rights under the SERP to vest. Executive officers with less than five years of executive employment are not eligible to receive supplemental retirement payments under the SERP except in the event of a change of control, or a loss of employment upon or after the occurrence of certain specified events.

•
SERP payments for retirement prior to age 60 will be reduced by 5/12 th of 1% for each month that the executive officer retires before age 60; no reduction is applied for retirement after age 60.

•
The normal form of payment on retirement, and the basis on which benefits in the table under "Defined Benefit Plans" are computed is, for married employees, joint and survivor, with 50% to the non-member surviving spouse; and for single employees, for life, with ten years guaranteed.

•
A portion of retirement income is payable by the Suncor Energy Pension Plan, including both the defined benefit and defined contribution components, and a portion is payable under the SERP. Canada Pension Plan payments are in addition to payments under the Suncor pension plans.

•
Trust arrangements have been established to provide for the long-term funding of Suncor's non-U.S. taxpayer SERP obligations.

Petro-Canada Retirement Arrangements. The Petro-Canada Retirement Plan is a registered pension plan that provides retirement income to certain Suncor employees and former employees who worked for legacy Petro-Canada prior to the merger, including Mr. Jackman. The defined benefit provision of the plan has been closed to new entrants since July 1, 1996. Mr. Jackman retired effective September 30, 2013.

62   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

Defined Benefit Plans. The following table summarizes the retirement income of each of the Named Executive Officers under the defined benefit provisions of Suncor's pension arrangements. Mr. Jackman's information reflects his actual pension, determined at the date of his retirement and which is secured by a letter of credit held by a trust.

		Annual Benefits Payable(2)
Name	Number of years credited service(1)	As at December 31, 2013 ($)	At age 65 ($)	Defined Benefit Obligation as at January 1, 2013(3) ($)	Compensatory change(4) ($)	Non- compensatory change(5) ($)	Defined Benefit Obligation as at December 31, 2013(3) ($)

S.W. WILLIAMS	12	1 106 956	1 106 054	18 715 374	(164 215)	(738 714)	17 812 445

S.D.L. REYNISH	2	86 391	443 063	336 576	368 611	265 835	971 022

B.W. DEMOSKY	8	216 777	—	2 805 502	622 585	(1 582 056)	1 846 031	(6)

M.S. LITTLE	5	244 833	477 705	3 095 526	812 285	(412 526)	3 495 285

M.R. MACSWEEN	18	216 476	512 442	3 286 661	749 685	(880 082)	3 156 264

B.J. JACKMAN	31	448 584	—	7 889 400	134 100	(730 500)	7 293 000	(7)

(1)
For Messrs. Demosky and MacSween, credited service reflects executive employment plus three and 15 years of service, respectively, accrued under the Suncor Energy Pension Plan prior to becoming an executive. For Mr. Jackman, credited service includes ten years of industry service granted at date of hire.

(2)
Represents the estimated annual pension, excluding any employee paid ancillary benefits, where applicable, that would be received by the Named Executive Officer upon retirement at December 31, 2013 and at age 65 based on actual or projected pensionable service to the stated date and actual pensionable earnings as at December 31, 2013.

(3)
The defined benefit obligation is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining the pension obligation as disclosed by Suncor in its consolidated financial statements. See note 23 in Suncor's consolidated financial statements for the year ended December 31, 2013. The methods and assumptions used to determine the estimated amounts may not be identical to those used by other companies and as a result may not be directly comparable to the amounts disclosed by other companies.

(4)
Compensatory change represents the increase (decrease) in the pension obligation for 2013 related to the annual service cost, compensation changes higher or lower than assumptions and the impact of plan changes, if any. This amount may fluctuate significantly from year-to-year as changes in compensation impact the pension obligation for all years of credited service.

(5)
Includes items such as interest on the obligation and the impact of changes in the discount rate assumption.

(6)
Mr. Demosky resigned from Suncor effective December 27, 2013. His pension amount represents his pension determined at the date of his resignation, payable at age 62 on an unreduced basis.

(7)
Mr. Jackman retired from Suncor effective September 30, 2013. His pension at December 31, 2013 represents his pension determined at the date of his retirement.

Defined Contribution Plans. Under the combination provision of the Suncor Energy Pension Plan, applicable to Messrs. Williams, Reynish, Demosky, Little and MacSween, Suncor makes contributions to the defined contribution accounts for all employees of 1% of basic earnings, plus up to an additional 1.5% of basic earnings on a 50% matching basis, subject to maximum contribution levels.

Under the Suncor Energy Pension Plan, employees may invest the balance of their accounts in a broad range of investment funds made available by the plan; an employee's investment return is based upon the market returns earned by each fund in which the employee has chosen to invest his contributions. At retirement, employees may transfer the balance of their accounts to a pension account as prescribed by law or the company may purchase an annuity on behalf of the employee.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    63

The following table summarizes the defined contributions accounts of each of the Named Executive Officers.

Name	Accumulated value as at January 1, 2013 ($)	Compensatory ($)	Accumulated value as at December 31, 2013 ($)

S.W. WILLIAMS	21 949	1 715	23 452

S.D.L. REYNISH	24 924	1 689	28 854

B.W. DEMOSKY(1)	25 083	1 715	31 464

M.S. LITTLE	19 718	1 715	23 818

M.R. MACSWEEN	131 493	1 715	159 108

(1)
Mr. Demosky resigned from Suncor effective December 27, 2013. The accumulated value represents the value of Mr. Demosky's account at December 31, 2013, which had not been transferred out of the plan.

TERMINATION AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

Termination Agreements

Suncor has employment termination agreements with each of the Named Executive Officers, excluding Messrs. Demosky and Jackman(1).

Quick Facts
Termination agreements:
– are in place with the President & CEO and eight of Suncor's senior executives
– provide a 24-month notice period
– are "double trigger" on a change of control
– are reviewed annually by the HR&CC
– are updated periodically for new participants based on governance trends and best practice

(1)
As Mr. Demosky resigned in 2013 and Mr. Jackman retired in 2013, their employment termination agreements had been terminated prior to year end. References to NEOs in this section do not include Messrs. Demosky or Jackman.

NEOs are compensated based on their remuneration, in the event of termination of employment ("Termination Event") by Suncor, other than for just cause, and by the individual within 120 days following a constructive dismissal event.

Notice Period Provisions. For the NEOs, should a Termination Event occur, the termination agreements provide a 24-month notice period. Cash payments are provided (i) for base salary and targeted annual incentive during the notice period, (ii) for SOP (as defined on page 38) options which, but for the Termination Event, would have become exercisable during the notice period, and (iii) for PSUs and RSUs that would pay out during the notice period based on a performance factor calculated as at the date of termination, if applicable, and for Mr. Reynish that are pro-rated for the period he was employed during the grant period. The foregoing individuals receive credited service under the SERP for the notice period.

Double Trigger Provisions and Change of Control. Suncor's termination agreements with the NEOs are "double trigger", and as such provide for payments based only upon involuntary termination or constructive dismissal on a change of control. For stock option grants made beginning in 2012, the Board approved amendments to the SOP requiring a "double trigger" for immediate vesting, subject to certain exceptions where the double trigger is not required for vesting (including at the discretion of the Board).

For PSUs and RSUs granted beginning in 2012, the Board approved amendments to the plans governing PSUs and RSUs adding a "double trigger" requirement to vest on a

64   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

change of control, subject to Suncor performance measured at the change of control date.

Under the SOP, the PSU Plan and the Restricted Share Unit Plan (the "RSU Plan"), a change of control generally includes a transaction or series of transactions whereby any person or combination of persons, acting jointly or in concert, beneficially owns, directly or indirectly, or exercises control or direction over, 35% or more of the outstanding voting securities of Suncor or its successor.

NEOs with less than five years of executive service may become eligible to receive supplemental retirement payments under the SERP in the event of a change of control of Suncor, after the occurrence of certain specified corporate changes, or for certain executives, after a substantial decrease in such executive's responsibilities. In addition, Suncor has entered into certain trust arrangements for non-U.S. taxpayers to secure its obligations under the SERP upon a change in control of Suncor.

Governance. The HR&CC annually reviews the status of termination agreements and change of control arrangements for Suncor's senior executives and periodically reviews current governance trends and market practices. Based on the HR&CC's review, amendments may be made to agreements for new participants.

Limited Appreciation Rights

In November 2012, the Board resolved to discontinue the practice of granting limited appreciation rights ("LARs") to executives, certain Board members (who hold stock options granted prior to 2008 when the practice of granting stock options to directors was discontinued) and key employees. The final grant of LARs, which was made in 2012 and was applicable to option grants in 2012 or prior, expired on July 30, 2013.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    65

Termination and Change of Control Benefits

The table below shows the incremental amounts to which the Named Executive Officers, other than Messrs. Demosky and Jackman, would be entitled to under the circumstance of a change of control and/or termination on December 31, 2013. Messrs. Demosky and Jackman are not included in the following table due to their resignation and retirement, respectively, from Suncor in 2013.

Type of Termination	Base Salary ($)	Short-Term Incentive(1) ($)	Long-Term Incentive(2) ($)	Pension ($)	Total Payout ($)

S.W. WILLIAMS

Resignation	—	—	2 468 986	—	2 468 986

Retirement	—	—	2 468 986	—	2 468 986

Termination (Without Cause)	2 600 000	3 250 000	2 468 986	2 775 819	11 094 805

Change of Control(3)	2 600 000	3 250 000	2 468 986	2 775 819	11 094 805

Change of Control(4)	—	—	2 468 986	—	2 468 986

Change of Control(5)	—	—	—	—	—

S.D.L. REYNISH

Resignation	—	—	644 338	—	644 338

Retirement	—	—	644 338	—	644 338

Termination (Without Cause)	1 050 000	787 500	644 338	509 686	2 991 524

Change of Control(3)	1 050 000	787 500	644 338	2 402 489	4 884 327

Change of Control(4)	—	—	644 338	1 169 763	1 814 101

Change of Control(5)	—	—	—	—	—

M.S. LITTLE

Resignation	—	—	—	—	—

Retirement(6)	—	—	—	—	—

Termination (Without Cause)	1 220 000	915 000	4 012 309	1 730 110	7 877 419

Change of Control(3)	1 220 000	915 000	4 211 476	1 730 110	8 076 586

Change of Control(4)	—	—	—	—	—

Change of Control(5)	—	—	—	—	—

M.R. MACSWEEN

Resignation	—	—	—	—	—

Retirement(6)	—	—	—	—	—

Termination (Without Cause)	1 020 000	765 000	3 140 129	322 976	5 248 105

Change of Control(3)	1 020 000	765 000	3 299 463	1 703 191	6 787 654

Change of Control(4)	—	—	—	457 056	457 056

Change of Control(5)	—	—	—	—	—

(1)
Short-Term Incentives include incremental annual bonus entitlement.

(2)
In the case of Messrs. Williams and Reynish, Long-Term Incentive includes the incremental value of unvested option-based awards held that vest as a result of termination with or without change of control, as they are treated as retirees, and are valued at the closing price of a Suncor common share on the TSX at December 31, 2013 ($37.24) less the exercise price. In the case of Messrs. Little and MacSween, for termination (without cause), Long-Term Incentive includes the incremental value of unvested option-based awards that vest during the notice period, and the incremental value of share-based awards held, calculated based on the performance level as per the PSU plan on December 31, 2013; for change of control with involuntary termination, Long-Term Incentive includes the incremental value of all unvested option-based awards and the incremental value of share-based awards held, calculated as in the case of a termination (without cause) noted above.

(3)
Assumes involuntary termination on change of control.

(4)
Assumes voluntary termination on a change of control.

(5)
Assumes continued employment on change of control.

(6)
Messrs. Little and MacSween were not eligible for retirement as of December 31, 2013.

66   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No current or proposed director, executive officer or employee of Suncor, or any former director, executive officer or employee of Suncor, or any associate of any of the foregoing, is, or has been at any time during 2013, excluding routine indebtedness, indebted to Suncor or its subsidiaries, either in connection with the purchase of Suncor securities or otherwise.

SUMMARY OF INCENTIVE PLANS

The following table sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2013.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders	30 381 640	36.81	29 817 440

Equity compensation plans not approved by security holders	4 614 942	41.82	—

Total	34 996 582	37.47	29 817 440

The numbers shown beside "Equity compensation plans approved by security holders" refer to options granted under the SOP, the Suncor Executive Stock Plan (the "ESP"), the PCSOP and the SunShare 2012 Plan. The numbers shown beside "Equity compensation plans not approved by security holders" refer to the Suncor Key Contributor Stock Option Plan (the "SKCSO").

Suncor Energy Stock Option Plan. The SOP provides for the grant of stock options to purchase Suncor common shares, as well as the grant of stock appreciation rights ("SARs") and LARs, to eligible employees of Suncor. Eligible employees are persons who provide services to Suncor or any of its subsidiaries or partnerships and for whom we are required by law to make income source withholdings.

Options entitle the holder to purchase Suncor common shares at a price not less than the Market Value (as defined below) of the shares on the date of grant. Where SARs are granted on a stand-alone basis, each SAR entitles the holder to receive, upon exercise, payment equal to the difference between the Market Value of a share on exercise and the Market Value of a Suncor common share on the date of grant. The options and SARs generally have a term of seven years. A tandem SAR, which may be granted with an option, entitles the holder to receive, upon exercise, a payment equal to the difference between the Market Value of a Suncor common share on exercise and the exercise price of the related option. The "Market Value" under the SOP for grants prior to January 1, 2013 was the simple average of the high and low prices at which Suncor common shares were traded in one or more board lots on the TSX on the day prior to the grant date or exercise date, as the case may be. Effective for option grants on or after January 1, 2013, "Market Value" means the simple average of the daily high and low prices at which Suncor common shares were traded in one or more board lots on the TSX over the five trading days immediately preceding the date of grant or exercise date, as the case may be. We did not obtain shareholder approval for this amendment because it did not constitute an amendment under the SOP or the rules of the TSX that required shareholder approval.

Due to legislative changes in 2010 under the Income Tax Act (Canada), Suncor no longer grants SARs or tandem SARs to Canadian employees. In 2012, the Board approved discontinuing the practice of providing LARs for options granted under the SOP to executives, certain Board members and key employees effective January 1, 2013. See "Termination Agreements and Change of Control Arrangements – Limited Appreciation Rights".

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    67

Performance Share Unit Plan. PSUs form 50% of the equity component of target total direct compensation for executives. A PSU award may pay out based on a vesting level between 0% and 200% of the number of PSUs initially awarded contingent upon Suncor's performance relative to a peer group of companies over a three-year period. PSUs provide for notional dividend re-investment.

The peer group for a PSU award is chosen based on size and business scope criteria approved by the HR&CC. The peer group for grants beginning in 2010 includes North American energy companies. The PSU peer group is reviewed, adjusted as appropriate and approved by the HR&CC for each annual grant.

The peer groups and related information for the 2012 and 2013 PSU awards are displayed below.

2012 PSU Award Peer Group

Anadarko Petroleum Corporation	Devon Energy Corporation	Occidental Petroleum Corporation
Apache Corp.	Encana Corporation	Royal Dutch Shell plc
BP plc	EOG Resources Inc.	Talisman Energy Inc.
Canadian Natural Resources Limited	Hess Corporation	Total SA
Cenovus Energy Inc.	Husky Energy Inc.
Chevron Corporation	Imperial Oil Ltd.
ConocoPhillips	Marathon Oil Corporation

Distribution	Revenue(1) (Billions) ($)	Market Capitalization(2) (Billions) ($)	Assets(1) (Billions) ($)

25th percentile	11.1	26.8	36.2

Median	13.4	38.7	47.3

75th Percentile	39.0	87.7	110.3

Suncor	29.8	55.3	77.8

Suncor Percentile Ranking	72%	67%	72%

(1)
Percentile rank for Revenue and Assets is based on information reported for the nine months ended September 30, 2013. Where applicable, values are converted to Canadian dollars based on the exchange rate on September 30, 2013.

(2)
Percentile rank for Market Capitalization is based on information reported as of December 31, 2013. Where applicable, values are converted to Canadian dollars based on the exchange rate on December 31, 2013.
2013 PSU Award Peer Group

Anadarko Petroleum Corporation	Chevron Corporation	Husky Energy Inc.
Apache Corp.	ConocoPhillips	Imperial Oil Ltd.
BP plc	Devon Energy Corporation	Marathon Oil Corporation
Canadian Natural Resources Limited	EOG Resources Inc.	Occidental Petroleum Corporation
Cenovus Energy Inc.	Hess Corporation	Total SA

68   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

Distribution	Revenue(1) (Billions) ($)	Market Capitalization(2) (Billions) ($)	Assets(1) (Billions) ($)

25th percentile	11.6	30.9	36.7

Median	13.9	38.9	51.4

75th Percentile	33.8	85.2	97.3

Suncor	29.8	55.3	77.8

Suncor Percentile Ranking	73%	67%	73%

(1)
Percentile rank for Revenue and Assets is based on information reported for the nine months ended September 30, 2013. Where applicable, values are converted to Canadian dollars based on the exchange rate on September 30, 2013.

(2)
Percentile rank for Market Capitalization is based on information reported as of December 31, 2013. Where applicable, values are converted to Canadian dollars based on the exchange rate on December 31, 2013.

The basis for vesting of the 2012 and 2013 PSU awards is described below:

Vesting for the 2012 award of PSUs requires TSR performance relative to the 2012 PSU award peer group between the 25th and 100th percentiles as follows:

Percentage of PSUs Vesting at End of Three-Year Performance Period	Total Shareholder Return Performance Period Compared to Peer Group

Nil	Suncor TSR less than the 25th percentile of the peer group

50% to 200%(1)	Suncor TSR greater than or equal to the 25th percentile

(1)
Payout is based on actual interpolated position between the 25th percentile and the top performing company.

Vesting for PSU awards after January 1, 2013 is determined based on Suncor's TSR relative to peer companies and its resulting company grouping rank as displayed in the table below.

Company TSR Rank	Performance Factor (% of PSUs vesting)

1-3	200%

4-5	175%

6-7	150%

8-9	100%

10-11	75%

12-13	50%

14 and below	0%

At the end of the three-year performance period, TSR is measured, company grouping rank and performance factor is determined and, if applicable, a payout is made to participants in cash. The final payout value is based on the number of vested PSUs multiplied by the market price of a Suncor common share, as calculated under the PSU Plan provisions.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    69

Since inception in 2004, the PSU vesting levels based on relative TSR performance have been as follows:

PSU Grant Year	Vesting Level

2004	100%

2005	100%

2006	Bottom Quartile / 0%

2007	Bottom Quartile / 0%

2008	Bottom Quartile / 0%

2009	112%

2010	111%

2011	57%

PSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. Upon payout, executives must use the cash payout, or other cash resources, to purchase Suncor common shares on the open market toward satisfying any unmet share ownership guidelines.

Restricted Share Unit Plan. The RSU Plan was established in January 2009 by the HR&CC. RSUs may be granted to key employees, senior managers and executives of Suncor as part of their competitive compensation in order to increase the retention aspects of the overall equity programs, as well as to further align participants with shareholder interests.

Each RSU is a right to a cash payment, equivalent in value to one Suncor common share based on the value of Suncor's average common share price for the last 20 trading days of the restricted period. Awards under the RSU Plan are administered by the HR&CC. RSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. The RSU Plan was amended in 2009 to provide for notional dividend reinvestment for grants after January 1, 2010.

70   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

Closed Plans. The following table provides the key terms of the Suncor equity based plans that are closed to new grants.

Year Approved	Plan Name(1)	Award Type	No. Outstanding at February 24, 2014 (% of outstanding shares)	Vesting Schedule		Expiry(2)	Performance Conditions

1992	Suncor Executive Stock Plan ("ESP")	Option	2 734 471 (0.19%)	1/3 per yr over 3 yrs		10 years	No

1997	Petro-Canada Restricted Stock Unit Plan (Non-Employee Directors of Petro-Canada) (closed Dec. 31, 2003) ("PCRSU")	RSU	4 203	—		—	No

2000	Petro-Canada Deferred Stock Unit Plans (Eligible Employees of Petro-Canada) ("PCDSU")(3)	DSU	164 228	—		—	No

2004	Petro-Canada Employee Stock Option Plan ("PCSOP")	Option	4 253 958 (0.29%)	1/4 per yr over 4 yrs		7 years	No

2004	Suncor Key Contributor Stock Option Plan ("SKCSO")	Option	4 547 628 (0.31%)	1/3 per yr over 3 yrs		10 years	No

2004	Petro-Canada Deferred Stock Unit Plan (Non-Employee Directors of Petro-Canada) ("PCCDSU")(4)	DSU	33 143	—		—	No

2007	Suncor SunShare 2012 Plan ("SunShare 2012 Plan")	Option	4 484 048 (0.30%)	Share Price and TSR Targets	(5)	September 27, 2014	Yes (6)

2007	Petro-Canada Stock Appreciation Rights Plan ("PCSAR")(7)	SAR	4 231 079	1/4 per yr over 4 yrs		7 years	No

(1)
All plans closed effective August 1, 2009, unless otherwise noted.

(2)
Period of time from grant date until maximum expiry. Where no period indicated, award will be automatically redeemed no later than 23 months following termination of employment, unless redeemed earlier under the terms of the respective plan.

(3)
Includes two DSU plans. The first allowed eligible employees (as that term is defined in the plan) to elect to have their bonus payable in the next calendar year in DSUs. The second allowed eligible employees (as that term is defined in the plan) to receive DSUs at the discretion of the Management Resources and Compensation Committee of Petro-Canada.

(4)
Members (as that term is defined in the plan) could elect to receive all or a portion of their annual Board retainer and meeting fees in DSUs.

(5)
Share price targets under the SunShare 2012 Plan were achieved on May 12, 2008 and partially achieved on May 18, 2011. TSR target was not achieved. See footnote (6) for details on performance conditions.

(6)
The performance criteria included two share price targets and a relative TSR target that aligned employee performance with shareholders' interests.

(7)
The PCSAR Plan provides a cash payment to participants equal to the appreciation in share price between the date the SARs were granted and the date the SARs are exercised. All SARs are non-transferable and non-assignable, and exercisable on terms determined by the Management Resources and Compensation Committee of Petro-Canada in its discretion at the time the SARs were granted. The exercise price per SAR cannot be less than the closing price of the common shares on the TSX on the day preceding the day the SAR was granted.

Aggregate Potential Dilution. The aggregate potential dilution of all issued, outstanding and authorized options under Suncor stock option plans was 4.3% at February 24, 2014. Suncor has no other equity compensation plans involving newly issued securities.

2013 Grant Rate (Run Rate): Stock options granted under the SOP in 2013 of 4,209,480 totaled less than 1% (approximately 0.3%) of shares outstanding at the end of 2013.

Additional Terms of Equity Compensation Plans:

•
Each of the SOP, and the closed ESP, SKCSO and SunShare 2012 (collectively, the "Suncor Plans") contains an amendment provision providing that the Board may amend, suspend or terminate the respective plan as it, in its discretion, may determine, without shareholder approval except for those amendments specifically requiring shareholder approval as mandated by the respective plan including: (a) an increase in the number of securities reserved under the plan; (b) a reduction in an exercise price, or cancellation and reissue of options which benefits any option holder (other than as may be permitted by the TSX); (c) an amendment that extends the term of an award beyond its original expiry; (d) allowing awards granted under the plan to be transferable or assignable other than for normal estate settlement purposes; and (e) any amendment that increases the maximum number of options available for annual grants to non-employee directors.

•
The PCSOP contains an amendment provision providing that the HR&CC may amend the plan: (a) to make

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    71

  formal, minor or technical modifications to any of the provisions; (b) to change any of the provisions provided the change is not materially prejudicial to the interests of the option holders; or (c) to correct any ambiguity, defective provisions, error or omissions in the provisions of the plan provided that the rights of the option holders are not prejudiced by the correction. Subject to the obtaining of any required regulatory or other approvals, any other amendment is only effective after it has been approved by option holders, in accordance with the plan.

•
No one person or company is entitled to receive more than 5% of the issued and outstanding Suncor common shares pursuant to all equity-based compensation arrangements.

•
Each option under the PCSOP is non-assignable and the rights of a holder under the PSCOP are non-transferable. However, an option and the right to exercise it may transfer to a participant's heirs and legal personal representative in death.

•
The exercise price of each option granted under the Suncor Plans and the PCSOP cannot be less than the fair market value of a common share at the time of grant.

•
For options granted prior to 2012 under the Suncor Plans, but not yet exercisable, the Board may provide that such Awards become immediately exercisable in the event of a change of control of Suncor. The SOP was amended in 2012. We did not obtain shareholder approval for these amendments because they did not constitute an amendment under the plan or the rules of the TSX that required shareholder approval. Pursuant to the amendments, awards made under the SOP on or after January 1, 2012 will no longer automatically vest upon a change of control. Rather, upon a change of control, awards that have been granted under the SOP on or after January 1, 2012 and that remain outstanding on the change of control will be substituted with new awards on substantially the same terms and conditions. Provided the foregoing occurs, a holder's options will not vest upon or in connection with a change of control unless his or her employment is terminated within 12 months of the change of control (other than for cause), in which case the options will vest upon the holder's termination and shall expire three months following the termination date. However, where options that remain outstanding on a change of control are not be substituted with new awards on substantially the same terms and in certain other circumstances (including at the discretion of the Board), the outstanding awards will immediately become exercisable. Any award not so exercised will expire at the closing of the change of control transaction.

•
The Suncor Plans and the PCSOP provide for adjustments to be made for the effect of certain events, including but not limited to, subdivision, consolidation, reorganization or other events which necessitate adjustments to the options in proportion with adjustments made to all Suncor common shares.

•
The aggregate number of Suncor common shares which may be reserved for issuance under the SOP and all other security based compensation arrangements of Suncor, must not, within any one-year period be issued, or at any time under such arrangements be issuable, to insiders of Suncor (as defined in the TSX Company Manual) in an amount exceeding 10% of Suncor's total issued and outstanding securities.

•
Pursuant to the SOP, in the event of an employee's involuntary termination (other than for cause, death, permitted leave, retirement or in connection with a change of control) or voluntary termination of employment, unvested options expire immediately and vested options expire no later than three months from such termination. In the event of the holder's death, all options become exercisable by the holder's estate and shall expire no later than 12 months after the date of death. In the event of the holder's retirement, all options become exercisable and shall expire no later than 36 months after the date of retirement. If a holder is absent from work as a result of a permitted leave, the holder's options shall continue to vest for a period of 24 months from the date of commencement of the leave and the right to exercise such holder's options shall terminate no later than the expiration of 12 months from the date that is 24 months from the date of commencement of the leave. If the holder has not returned to active service prior to the expiration of 24 months from the date of commencement of the permitted leave then the holder's options which were not exercisable 24 months from the date of commencement of such leave shall immediately terminate. In the event of involuntary termination for cause, all options expire on the date of such termination.

•
Pursuant to the ESP and the SKCSO, in the event of an employee's involuntary or voluntary termination of employment, unvested options expire immediately and vested options expire no later than six months from such termination. Vested options expire no later than 12 months after termination of employment due to death and no later than 36 months after termination of employment due to retirement. If a holder becomes entitled to disability benefits, the holder's options shall continue to vest for a period of 24 months from the

72   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

  date of entitlement to disability benefits and the right to exercise such holder's options shall terminate no later than the expiration of twelve months from the date that is 24 months from the date of commencement of such entitlement. If the holder has not returned to active service as an employee prior to the expiration of 24 months from entitlement to disability benefits then the holder's options which were not exercisable 24 months from the date of entitlement shall immediately terminate. There are no remaining unvested options under the ESP or the SKCSO.

•
Pursuant to the SunShare 2012 Plan, all unvested options are cancelled on cessation of employment for any reason other than death, retirement or disability. Vested options expire in these circumstances six months from cessation of employment, unless the employee is terminated for cause in which case the vested options also expire immediately. Upon termination of employment due to death, unvested options expire one year from the employee's death and 18 months from the employee's death if they vest during the first year after the employee's death. There are no remaining unvested options under the Sunshare 2012 Plan.

•
Pursuant to the PCSOP, unless otherwise determined at the time of grant, in the event of: (a) the death of an option holder, all options shall immediately vest with one year to exercise or until the normal expiry date if earlier; (b) voluntary retirement of an option holder, all options held shall immediately vest upon the date of retirement and may be exercised after vesting for up to three years after retirement or until the normal expiry date, if earlier; (c) the termination without cause of the option holder's employment, options vested on the effective date of the termination may be exercised within the earlier of 90 days of the effective date of termination or the normal expiry date and all other options expire immediately; and (d) termination with cause of the option holder's employment or voluntary resignation (other than at retirement), all options expire immediately. There are no remaining unvested options under the PCSOP.

DIRECTORS' AND OFFICERS' INSURANCE

Under policies purchased by Suncor, approximately US$200 million of insurance is in effect for the directors and officers of Suncor against liability for any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty in discharging their duties, individually or collectively. Suncor is also insured under these policies in the event it is permitted or required by law to indemnify individual directors and officers.

The policies are subject to certain exclusions, and provide for a corporate deductible of US$10 million in circumstances where Suncor indemnifies individual directors and officers. If Suncor is unable by law to indemnify individual directors and officers, including in an event of insolvency, there is no deductible. In 2013, Suncor paid premiums of approximately US$1.7 million for directors and officers insurance for the 12-month period ending July 1, 2014.

CORPORATE GOVERNANCE

The Board is committed to maintaining high standards of corporate governance, and regularly reviews and updates its corporate governance systems in light of changing practices, expectations and legal requirements.

Suncor is a Canadian reporting issuer. Our common shares are listed on both the TSX and the New York Stock Exchange ("NYSE"). Accordingly, our corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the "Canadian Requirements") and the U.S. Securities and Exchange Commission ("SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002 (collectively, the "SEC Requirements"). NYSE corporate governance requirements are generally not applicable to non-U.S. companies. However, Suncor has reviewed its practices against the requirements of the NYSE applicable to U.S. domestic companies ("NYSE Standards"). Based on that review, Suncor's corporate governance practices in 2012 and 2013 did not differ from the NYSE Standards in any significant respect, with the exceptions described in Schedule C attached to this management proxy circular under the heading, "Compliance with NYSE Standards".

Suncor's Statement of Corporate Governance Practices ("Statement") this year is based on the Canadian Requirements, as set out in National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices. This Statement has been approved by the Board, on the recommendation of its Governance Committee. Suncor's Statement can be found in Schedule C attached to this management proxy circular.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    73

ADDITIONAL INFORMATION

Additional information relating to Suncor, including financial information, is provided in Suncor's audited consolidated financial statements for the year ended December 31, 2013 and in its MD&A, which are included in our 2013 Annual Report. Copies of these documents are available without charge from Suncor at 150 – 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by e-mail request to info@suncor.com or by referring to the Company's profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

ADVISORIES

This management proxy circular and the schedules hereto contain certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including: expectations and assumptions concerning the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward looking statements. Some of the forward-looking statements and information may be identified by words like "expect", "guidance", "anticipated", "estimated", "plans", "scheduled", "belief", "projects", "could", "target", "will", "should", "may", "focus", "vision", "goal", "intend", "indicate", "objective", "continue" and similar expressions.

Forward-looking statements in this management proxy circular and the schedules hereto relating to our business include references to the following: the business of and procedure for the annual general meeting; management's expectation that none of the nominees for director will be unable to serve as director; the composition of the Board of Directors following the annual general meeting, including that Mr. Ferguson, our current chairman of the Board will retire on April 29, 2014 at the annual general meeting and that a new Board chair will be selected and announced prior to Mr. Ferguson's retirement; in considering its approach to compensation in the future, the Board will take into account the results of the advisory vote on Suncor's approach to executive compensation; the Board's commitment to ensuring Suncor's senior executive compensation is aligned with our shareholders' interests and supports Suncor's long-term competitiveness; the Board's belief that Suncor's compensation structure fits our industry and is appropriately linked to our strategy to build long-term shareholder value; Suncor's indication that no future stock option grants are planned for non-employee directors; expectations regarding continued review of the Claw Back Policy (as previously defined on page 29) in the future; expectations that the President and CEO's compensation opportunity will increase over time; the belief that improving year-over-year operational results will continue to deliver shareholder value; that values ultimately received could be quite different from realizable pay depending on future performance; estimates of compensation paid or to be paid by our peers; the belief that Suncor's multi-year compensation plan balances risk and reward; Suncor's conclusions with respect to the key risk mitigation features of Suncor's compensation policies and programs and Suncor's belief that it would be difficult for anyone in management acting alone, or acting as a group, to make "self-interested" decisions for immediate short-term gains that could have a material impact on the organization's financial or share price performance; Suncor's belief that executives' interests should be aligned with the interests of Suncor's shareholders; Suncor's belief that it continues to be well-positioned to capitalize on business opportunities; Suncor's intentions with respect to the investment of capital in growth projects and delivering profitable growth; the Board's belief that Suncor's leadership succession and transition plan has been soundly executed; the Board's belief that the company's financial strategy is appropriate and is being effectively stewarded; the company's confidence in its ability to reach guidance targets for 2014; the Board's belief Mr. Williams' work to ensure ongoing improvements in operational performance is laying the foundation for further reductions in costs; the low cost optimization work undertaken in 2013, which

74   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

significantly increased Suncor's ability to ship bitumen directly to market has created a solid foundation for strong production in 2014 and beyond; maintenance work performed in 2013 will position Suncor well for strong performance in 2014; Suncor's strategic plan for our oil sands business, which details initiatives expected to significantly improve the company's safety, sustainability, reliability and financial performance; the Fort Hills oils sands mining project is scheduled to produce first oil as early as the fourth quarter of 2017, and will incorporate the best proven technology to enhance production and limit environmental impact; Suncor's Project Implementation Model is evolving with an enhanced focus on up-front development work, capital effectiveness and a disciplined approach to execution that is compliant with the company's OEMS (as previously defined on page 32) framework; that project teams are effectively employing engineering procurement and construction firms in Alberta, across Canada, in the U.S. and Asia, making significant progress on a broad range of projects; Suncor's indication that no future grants of LARs (as previously defined on page 65) are planned for executives, non-employee directors or key employees; that mid- and long-term incentive amounts shown for NEOs (as previously defined on page 26) will differ from the ultimate value realized from the awards based on Suncor's relative and absolute share price performance over time; that the HR&CC (as previously defined on page 15) will continue the practice of doing a look back analysis of the CEO's compensation; estimates as to annual pensions that would be received by NEOs following retirement; changes to PSU (as previously defined on page 27) vesting design and the PSU peer group; Suncor's corporate governance practices and those of the Board of Directors; and expectations for Suncor's Board members in carrying out their duties as directors. Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties such as Suncor's current disagreement with the Canada Revenue Agency relating to the settlement of certain derivative contracts, including the risk that Suncor may not be able to successfully defend its original filing position if it is reassessed and may ultimately be required to pay increased taxes as a result; changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail in Suncor's Annual Information Form for the year ended December 31, 2013, its MD&A and other documents it files from time to time with securities regulatory authorities. Copies of these documents and Suncor's audited consolidated financial statements for the year ended December 31, 2013 are available without charge from Suncor at 150 – 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company's profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    75

laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial information is reported in Canadian dollars, unless otherwise noted, and is provided in Suncor's audited consolidated financial statements for the year ended December 31, 2013 and the MD&A, which are included in our 2013 Annual Report. Certain financial measures in this management proxy circular – namely operating earnings, cash flow from operations ("CFOPS"), Oil Sands cash operating costs and return on capital employed ("ROCE") – are not prescribed by Canadian generally accepted accounting principles ("GAAP"). Operating earnings is defined in the Advisories – Non-GAAP Financial Measures section of the MD&A and reconciled to GAAP measures in the Financial Information section of the MD&A. ROCE, CFOPS and Oil Sands cash operating costs are defined and reconciled to GAAP measures in the Advisories – Non-GAAP Financial Measures section of the MD&A. CFOPS and ROCE, for the purposes of the table on page 40 of this management proxy circular, have been further adjusted to take into account minor adjustments for the disposition of the majority of the company's conventional natural gas business, the decision to not proceed with the Voyageur upgrader project and the impact on production in Libya due to political unrest.

References to Suncor's leading position on a net earnings per barrel of crude capacity basis for its R&M operations amongst its North American peers is applicable for the period from 2010 to 2013, and was compiled by Suncor using publicly reported company information for the following peers: Alon, Chevron (US Downstream), Phillips 66 (ConocoPhillips' US R&M prior to Q2 2012), ExxonMobil (US Downstream) HollyFrontier, Husky (Downstream), Imperial Oil (Downstream), Marathon Petroleum, Tesoro, United Refining, Valero, and Western Refining, Hess (up to Q1 2013), Murphy Oil (US R&M up to Q4 2011) and Sunoco (up to Q4 2011). Imperial Oil and US-based companies report net earnings using a last in, first out method. Suncor and Husky report using a first in, first out inventory valuation method. R&M net earnings per barrel of crude capacity for Alon, HollyFrontier and Western Refining are based on their respective results for the first three quarters of 2013.

76   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

SCHEDULE A: DIRECTORS' OUTSTANDING OPTION-BASED AWARDS

The following table provides details of options held by directors as at December 31, 2013, other than Steven W. Williams, Suncor's President and CEO.

		Option-Based Awards

Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date(1)	Value of unexercised 'in-the-money' options(2) ($)

Mel E. Benson	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—

	July 31, 2007	4 000	47.34	July 31, 2017	—

	July 29, 2008	4 000	55.86	July 29, 2018	—

John T. Ferguson	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	165 520

	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	114 560

	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—

	July 31, 2007	6 000	47.34	July 31, 2017	—

	July 29, 2008	6 000	55.86	July 29, 2018	—

W. Douglas Ford	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	114 560

	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—

	July 31, 2007	4 000	47.34	July 31, 2017	—

	July 29, 2008	4 000	55.86	July 29, 2018	—

John R. Huff	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	165 520

	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	114 560

	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—

	July 31, 2007	4 000	47.34	July 31, 2017	—

	July 29, 2008	4 000	55.86	July 29, 2018	—

Michael W. O'Brien	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	114 560

	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—

	July 31, 2007	4 000	47.34	July 31, 2017	—

	July 29, 2008	4 000	55.86	July 29, 2018	—

Eira M. Thomas	Apr. 26, 2006	16 000	49.13	Apr. 26, 2016	—

	July 31, 2007	4 000	47.34	July 31, 2017	—

	July 29, 2008	4 000	55.86	July 29, 2018	—

(1)
Subject to extension in certain circumstances in accordance with the terms of the SOP and the closed ESP.

(2)
Value reported reflects the 'in-the-money' amount between the closing price on the TSX of a Suncor common share on December 31, 2013 ($37.24) and the exercise price of the options held at December 31, 2013.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    A-1

SCHEDULE B: NAMED EXECUTIVE OFFICERS' OUTSTANDING OPTION-BASED AWARDS

The following table provides details of options held by the Named Executive Officers as at December 31, 2013. Details of options granted to Named Executive Officers subsequent to December 31, 2013 are included in the "Compensation Discussion and Analysis" section of the management proxy circular.

		Option-Based Awards

Name	Grant Date	Number of securities underlying unexercised options(1)		Option exercise price ($)	Option expiration date(2)	Value of unexercised 'in-the-money' options(3) ($)

S.W. Williams	Jan. 29, 2004	50 000		17.29	Jan. 29, 2014	997 500

President and Chief Executive	Feb. 3, 2005	48 000		20.78	Feb. 3, 2015	790 080

Officer	Feb. 2, 2006	48 000		46.05	Feb. 2, 2016	—

	Jan. 30, 2007	46 000		43.72	Jan. 30, 2017	—

	Mar. 19, 2007	24 000		40.29	Mar. 19, 2017	—

	Sept. 28, 2007	44 000	(4)	47.55	Sept. 27, 2014	—

	Feb. 4, 2008	70 000		47.52	Feb. 4, 2018	—

	Jan. 27, 2009	65 000		24.50	Jan. 27, 2019	828 100

	Feb. 5, 2010	130 000		31.85	Feb. 5, 2017	700 700

	Feb. 7, 2011	200 000		41.24	Feb. 7, 2018	—

	Feb. 6, 2012	368 000		34.58	Feb. 6, 2019	978 880

	Feb. 15, 2013	380 000		32.46	Feb. 15, 2020	1 816 400

S.D.L. Reynish	Feb. 6, 2012	93 800		34.58	Feb. 6, 2019	249 508

Executive Vice President, Strategy &	Feb. 15, 2013	100 000		32.46	Feb. 15, 2020	478 000
Corporate Development and Interim Chief Financial Officer

B.W. Demosky	Feb. 2, 2006	5 466		46.05	Jun. 28, 2014	—

Former Chief Financial Officer(5)	Jan. 30, 2007	6 000		43.72	Jun. 28, 2014	—

	Sept. 28, 2007	8 800	(4)	47.55	Jun. 28, 2014	—

	Feb. 4, 2008	7 400		47.52	Jun. 28, 2014	—

	Mar. 3, 2008	2 600		51.23	Jun. 28, 2014	—

	Apr. 1, 2008	9 574	(4)	49.36	Jun. 28, 2014	—

	Feb. 7, 2011	53 333		41.24	Mar. 28, 2014	—

	Feb. 6, 2012	9 000		34.58	Mar. 28, 2014	23 940

M.S. Little	Dec. 1, 2008	19 048	(4)	47.55	Sept. 27, 2014	—

Executive Vice President, Upstream	Feb. 5, 2010	43 000		31.85	Feb. 5, 2017	231 770

	Feb. 7, 2011	100 000		41.24	Feb. 7, 2018	—

	Feb. 6, 2012	130 000		34.58	Feb. 6, 2019	345 800

	Feb. 15, 2013	125 000		32.46	Feb. 15, 2020	597 500

B-1   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

M.R. MacSween	Feb. 2, 2006	12 000		46.05	Feb. 2, 2016	—

Executive Vice President,	Jan. 30, 2007	8 400		43.72	Jan. 30, 2017	—

Major Projects	Sept. 28, 2007	11 600	(4)	47.55	Sept. 27, 2014	—

	Feb. 4, 2008	8 000		47.52	Feb. 4, 2018	—

	Feb. 5, 2010	29 000		31.85	Feb. 5, 2017	156 310

	Feb. 7, 2011	55 000		41.24	Feb. 7, 2018	—

	Feb. 6, 2012	100 000		34.58	Feb. 6, 2019	266 000

	Feb. 15, 2013	100 000		32.46	Feb. 15, 2020	478 000

B.J. Jackman	Feb. 23, 2007	15 000		34.34	Feb. 22, 2014	43 500

Former Executive Vice President,	Feb. 22, 2008	96 000		36.82	Feb. 21, 2015	40 320

Refining and Marketing(6)	Feb. 24, 2009	134 400		19.44	Feb. 23, 2016	2 392 320

	Feb. 5, 2010	62 400		31.85	Oct. 1, 2016	336 336

	Feb. 7, 2011	90 000		41.24	Oct. 1, 2016	—

	Feb. 6, 2012	120 000		34.58	Oct. 1, 2016	319 200

	Feb. 15, 2013	100 000		32.46	Oct. 1, 2016	478 000

(1)
Unless noted, refers to options granted under the SOP, closed ESP and closed PCSOP.

(2)
Subject to extension in certain circumstances in accordance with the terms of the SOP and the closed ESP.

(3)
Value reported reflects the 'in-the-money' amount between the closing price on the TSX of a Suncor common share on December 31, 2013 ($37.24) and the exercise price of the options held at December 31, 2013.

(4)
Refers to options granted under the closed SunShare 2012 Plan. Of note, a portion of the options were cancelled on January 1, 2013 as performance conditions were not met.

(5)
Mr. Demosky was Chief Financial Officer until December 9, 2013, and resigned from Suncor effective December 27, 2013.

(6)
Mr. Jackman was Executive Vice President, Refining and Marketing until September 9, 2013, and retired from Suncor effective September 30, 2013.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    B-2

SCHEDULE C: CORPORATE GOVERNANCE SUMMARY

THROUGHOUT THIS SUMMARY, THERE ARE REFERENCES TO INFORMATION AVAILABLE ON THE SUNCOR ENERGY INC. ("SUNCOR" OR THE "CORPORATION") WEB SITE(1). ALL SUCH INFORMATION IS AVAILABLE AT WWW.SUNCOR.COM UNDER THE "ABOUT US-GOVERNANCE" TAB. IN ADDITION, SHAREHOLDERS MAY REQUEST PRINTED COPIES OF THESE MATERIALS BY CONTACTING SUNCOR AT THE ADDRESS ON THE BACK OF THIS CIRCULAR, BY CALLING 1-800-558-9071 OR BY EMAIL REQUEST TO INFO@SUNCOR.COM

Board of Directors – Composition and Independence

The cornerstone of Suncor's governance system is its board of directors (the "Board" or "Board of Directors"), whose duty is to supervise the management of Suncor's business and affairs. The composition of the Board and its independence are important elements of this system. Steven W. Williams, Suncor's President and Chief Executive Officer ("CEO") is the only member of the Board who is not independent. Following the annual general meeting and assuming that all nominees for director are elected as contemplated in this Circular, 12 of 13 members (92.3%) of the Board will be independent directors. A short biography of each individual standing for election can be found starting on page 7 of this Circular.

"The Board is comprised of a majority of independent directors (13 of 14 members (92.9%)). All of the members of the committees of the Board are independent. Suncor's independent directors meet in camera at the beginning and end of each Board and committee meeting without management present."

Each of the Governance, Audit and Human Resources and Compensation Committee ("HR&CC") are required to be and are comprised entirely of independent directors. The Environment, Health, Safety and Sustainable Development ("EHS&SD") Committee is also comprised entirely of independent directors.

Suncor's independent directors meet in-camera at the beginning and end of each Board meeting without management present. Mr. Williams, as a member of management, does not participate in these sessions. These sessions have been presided over by John T. Ferguson, who has been Suncor's independent chairman since April 2007. The Board's committees hold similar in-camera sessions without management present immediately before and after each of their meetings. These sessions are presided over by the independent chairs of the respective committees. The chair or other independent director then communicates to management any issues addressed at the in-camera meetings requiring management action.

The Board has developed and approved written position descriptions for the Board chairman and Board committee chairs, each of which are available on Suncor's web site. The position description for Suncor's chairman of the Board is also set out in Schedule D attached to this Circular. The position descriptions for the Board chairman and Board committee chairs supplement the Terms of Reference, as defined below. These descriptions are reviewed annually by the Governance Committee. Any changes to the position descriptions are recommended by the Governance Committee to the full Board.

The Board reviews the independence of its members annually. The Board has adopted criteria for assessing the independence of directors including additional requirements applicable to members of the Audit Committee. The Board's independence policy and criteria include a description of certain relationships that operate as a complete bar to independence. Suncor's independence criteria are consistent with the Canadian Requirements and the SEC Requirements (each defined on page 73 of this Circular). The independence criteria are set out in Schedule E attached to this Circular.

(1)
Information on Suncor's web site, though referenced herein, does not form part of this Schedule or the management proxy circular (the "Circular") to which this schedule is attached.

C-1   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

In applying the independence criteria, the Board reviews and analyzes the existence, materiality and effect of any relationships between Suncor and each of its directors, either directly, through a family member or as a partner, shareholder or officer of another organization that has a relationship with Suncor and determines in each case whether the relationships could, or could reasonably be perceived to, materially interfere with the director's ability to act independently of management.

Some of Suncor's directors sit on the boards of other public companies, the particulars of which are set out in the biographies on pages 7 to 13 of this Circular. No members of the Board sit together on the board of any other entity.

Some members of the Board are involved with companies with which Suncor has business relationships. The Board has reviewed these relationships on a case-by-case basis against the independence criteria and has determined that none of these relationships impair the independence of the individual directors:

  (i)
  as the directors do not serve as employees or executives of these other companies, their respective remuneration from these directorships is not personally material to them nor is it dependent on or variable with the nature or extent of the business relationship with Suncor;

  (ii)
  any business relationship with Suncor is not material to Suncor or the other company; and

  (iii)
  they are not personally involved in negotiating, managing, administering or approving contracts between Suncor and the other entities on whose boards they serve.

The Board's conflict of interest policy, described in detail below, precludes these directors from voting with respect to any of these arrangements, should they be considered by the Board. In the event there is any material discussion of these arrangements or any arrangements involving competitors of these entities by the Board, these directors are expected to declare such interest and absent themselves from the boardroom during those discussions.

Terms of Reference

The Board has adopted terms of reference (the "Terms of Reference"), which serve as the charter of the Board. The Terms of Reference are reviewed by the Board at least annually. They include a general overview of the Board's role in Suncor's governance, a statement of key guidelines and policies applicable to the Board and its committees, and a mandate that describes its major responsibilities, goals and duties. These major responsibilities, goals and duties range from specific matters, such as the declaration of dividends that by law must be exercised by the Board, to its general role to determine, in broad terms, the purposes, goals, activities and general characteristics of Suncor and its business. The Terms of Reference provide that the Board is responsible for the selection, monitoring and evaluation of executive management and for overseeing the ways in which Suncor's business and affairs are managed, thereby assuming responsibility for the stewardship of Suncor. The full text of the Terms of Reference is set out in Schedule F attached to this Circular.

"The Board has adopted Terms of Reference, which include a board mandate."

The Board of Directors discharges certain of its responsibilities through preparation for, and attendance at meetings of its four standing committees: the Governance Committee, the Audit Committee, the EHS&SD Committee and the HR&CC. Each committee has a written mandate, which it reviews annually and updates as appropriate. Any proposal to amend the mandates is reviewed by the Governance Committee for recommendation to the Board. There were no material amendments to any committee mandate in 2013.

The Governance Committee, with input from the independent chairman, plans Board committee appointments for recommendation to and appointment by the Board. In considering the appointment of members to its committees, the Governance Committee and the Board endeavour to include directors of diverse backgrounds and at least one director with expertise and experience relevant to the committee's key roles.

The committees are comprised solely of independent directors and, except where otherwise specified in the Terms of Reference, Suncor's by-laws or the relevant committee mandate, each committee has the power to determine its own rules of procedure. Subject to limited exceptions, these committees generally do not have decision making authority; rather, they convey their findings and recommendations on matters falling within their respective mandates to the full Board of Directors.

The committees also have the authority to conduct any independent investigations into matters which fall within the scope of their responsibilities and may engage external advisors (as may the full Board or an individual director), at Suncor's expense, to assist them in fulfilling their mandate. For a brief summary of the key functions, roles and responsibilities of Board committees, see "Board Committees" on page 6 of this Schedule.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    C-2

The Board delegates day-to-day management of Suncor's business to Suncor's CEO and other members of senior management. The Board, through the CEO, sets standards of conduct, including Suncor's general moral and ethical tone, expectations for compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the Board as to the conduct of the business of Suncor. A management control process policy, adopted by the Board, defines and sets limits on the authority delegated to management.

The Board has developed and approved a written position description for the CEO, which includes a general description of the role as well as specific accountabilities in the areas of strategic planning, financial results, leadership, safety, government, environment and social relations and management's relationship with the Board. A copy of the CEO position description is available on Suncor's web site.

The following is a description of some key duties of the Board as set out in the Terms of Reference. For more information, please refer to the "Board Committees" section on page 6 of this Schedule, the Terms of Reference set out in Schedule F attached to this Circular and the mandates of the Board committees, available on Suncor's web site.

Ethics. The Terms of Reference explicitly recognize that the Board, through the CEO, sets Suncor's standards of conduct, including Suncor's general moral and ethical tone and standards for compliance with applicable laws. The Terms of Reference also state that the board must be satisfied that the CEO is creating and fostering a culture of integrity within Suncor. The CEO's position description includes accountability for setting a high ethical tone for the organization as a whole and fostering a culture of integrity throughout the organization. The Board plays an active role in ensuring a high standard of corporate ethics and integrity through its oversight of Suncor's standards of business conduct code (the "Code") and compliance program (see "Ethical Business Conduct" on page 9 of this Schedule), and through its assessment and evaluation of the performance of the CEO.

Strategic Planning. One of the Board's major duties is to review, with management, Suncor's mission, objectives and goals and the strategies and plans for achieving them. The Board is responsible for monitoring Suncor's progress toward its strategic goals and plans, and assumes responsibility for revising and altering Suncor's direction where warranted. The Board is continually provided with updates on the human, technological and capital resources required to implement Suncor's strategies and any regulatory, environmental, social, cultural or governmental constraints that may impact Suncor carrying out its business objectives. Where instructive, this includes a competitive analysis of Suncor against its peers in different facets of its business. The Governance Committee acts as a sounding board for management on key strategic initiatives in progress, and ensures that timely Board reviews of these initiatives occur throughout the year.

In addition to the Board's ongoing stewardship over Suncor's strategy, a Board meeting principally devoted to strategy is held annually. The Governance Committee works with management to design this annual strategy meeting, and following the meeting, assesses its effectiveness.

The Board's responsibilities also include ensuring Suncor has an effective strategic planning process. The Governance Committee assists the Board by annually assessing Suncor's planning and budgeting processes. The Board annually reviews and approves Suncor's capital budget and the strategies reflected in Suncor's strategic plan.

Risk Oversight. The Board oversees Suncor's Enterprise Risk Management Program (the "ERM Program"). In accordance with the ERM Program, senior management, including the CEO, undertakes an entity-wide process to identify, classify, assess and report on the significant risks to Suncor's business and management's strategies to address risk.

One of the major responsibilities of the Board is to exercise oversight over the principal risks of Suncor's business, and ensure there are systems in place to effectively identify, monitor and manage them, and to mitigate their impact. A principal risk is generally considered to be an exposure that has the potential to materially impact Suncor's ability to meet or support its strategic objectives.

SUNCOR HAS ADOPTED TOOLS, INCLUDING AN ENTERPRISE RISK MANAGEMENT SYSTEM, OPERATIONAL EXCELLENCE MANAGEMENT SYSTEM AND TRADING RISK MANAGEMENT POLICY, TO IDENTIFY AND MANAGE RISK.

C-3   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

The ERM Program process and the principal risks are reviewed by the Board in its semi-annual principal risk review. The governance of the ERM Program is reviewed by the Audit Committee annually. The Audit Committee ensures each principal risk is mapped to a Board committee or the full Board as appropriate, for oversight. The Audit Committee also reviews and approves the appointment of the general manager of Suncor's Internal Audit and Enterprise Risk Management functions, who reports directly to the Audit Committee regarding Enterprise Risk Management matters.

Members of the Board question management at Board and committee meetings, as well as throughout the year, to ensure that risks are appropriately identified, evaluated, monitored and mitigated. The high level of engagement of Board members, as well as their extensive experience, contributes to the effectiveness of the Board's risk oversight, and contributes to the Board's understanding of the interrelationship of risks and any pre-existing conditions or vulnerabilities that could have a compounding impact on Suncor.

For a detailed explanation of the risks applicable to Suncor and its businesses, see "Risk Factors" in Suncor's Annual Information Form dated February 28, 2014, filed at www.sedar.com.

"The Board undertakes an annual principal risk review and monitors risk and in-place management of risk throughout the year."

In its risk oversight role, the Board oversees the implementation by management of Suncor's Operational Excellence Management System ("OEMS"), which is an overarching framework for Suncor to manage all aspects of operational risk. OEMS consists of a series of elements, with corresponding implementation guidelines, that organize and link into one platform all key standards, systems and processes required to manage operational risks and environmental impacts, and deliver safe, reliable operations.

The committees of the Board play a significant risk oversight role with respect to specific risks. The Audit Committee reviews significant physical security management, IT security or business recovery risks and strategies to address such risks. In addition, the Audit Committee reviews financial risk management issues, programs and policies, including cash management, insurance and trading activities. In this role, the Audit Committee oversees Suncor's Trading Risk Management Policy (the "Trading Policy"), which addresses commodity trading risk. The Trading Policy requires all such activities to occur in the group responsible for trading, so that trading risks can be properly monitored, controlled and reported. The Board has set the tradable commodities, trading term limits, value-at-risk limits and stop-loss limits under the Trading Policy, and any changes to the foregoing require Board approval. The Board reviews and monitors Suncor's compliance with the Trading Policy through the Audit Committee, which receives a quarterly report that summarizes Suncor's trading activities and provides an assessment of Suncor's financial exposure risk from these activities.

Another committee playing a significant risk oversight role is the EHS&SD Committee. The EHS&SD Committee assists the Board in matters pertaining to the integrity of Suncor's physical assets, by monitoring the adequacy of Suncor's internal controls as they relate to operational risks of its physical assets and matters of environment, health, safety and sustainable development. In fulfilling this role, the EHS&SD Committee reviews evaluations of internal controls by the Operations Integrity Audit function as well as progress reports on the implementation of OEMS by Suncor, and reports to the Board on these matters. In addition, the EHS&SD Committee reviews and approves the appointment or termination of the Head of Operations Integrity Audit, the engagement (including the audit scope, approach, performance and fees) or termination of the external operations integrity auditors and organizational structure of the Operations Integrity Audit function. The EHS&SD Committee also reviews the Operations Integrity Audit charter and its annual audit plans and activities.

The HR&CC assists the Board by ensuring executive compensation related reputational risks are understood and considered, and by reviewing compensation programs to ensure they do not encourage excessive or inappropriate risk taking. The HR&CC also reviews and approves any material incentive plans and amendments to existing incentive plans to, amongst other things, examine their risk implications. The Governance Committee assists the Board by reviewing and assessing reputational risk to Suncor's business, as well as emerging risk areas that do not fall under the mandate of another Board committee. The Governance Committee also conducts an annual review of the Code, to ensure it continues to reflect Suncor's commitment to ethics and integrity, and addresses all related legal requirements and best practices.

Succession Planning and Monitoring/Evaluating Senior Management. The Board ensures the continuity of executive management by appointing a CEO and overseeing succession planning. The HR&CC is specifically

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    C-4

mandated to assist the Board in this regard, by ensuring that appropriate executive succession planning and performance evaluation programs and processes (including development and career planning) are in place and operating effectively for executives. The HR&CC also reviews significant changes to the organization's structure as they arise, and their impact on executive roles.

"Effective succession planning has long been a focus of the Board. The HR&CC reviews the succession planning process and results for executive management annually."

The HR&CC undertakes an annual review of the succession planning process and results for executive management and reports to the Board on these matters. As part of this annual process, the CEO, supported by the Senior Vice President, Human Resources, reviews candidates for the CEO and other executive management positions with the HR&CC. In its July 2013 meeting, the HR&CC reviewed Suncor's succession planning process and its succession plans for Suncor's executive management team, and subsequently reported to the Board that they found that management has a strong process in place for identifying high potential employees, and the creation of development plans to prepare such individuals for higher level jobs.

The Board also reviews Suncor's processes for successors for its vice presidents, employees who directly report to its vice presidents and managers. Successors are identified using a formalized and consistent process which rigorously assesses leadership potential across Suncor, using specific and clear criteria, including employees' performance, aspirations, engagement, agility, experience and capabilities. To support the development of future leaders, Suncor offers employees multi-day experiences focused on leadership skills and managing resources to support leadership competence as a core organizational capability.

The Board encourages the CEO to expose the Board to Suncor's executives and high potential employees, both for succession planning and career development and to provide the Board with a broader perspective and context on issues relevant to Suncor. Directors are provided with opportunities to meet with Suncor employees through attendance at events hosted by Suncor, such as Suncor's President's Operational Excellence Awards, or when they visit Suncor's facilities (see "Orientation and Continuing Education" on page 8 of this Schedule).

The HR&CC assists the Board in monitoring the performance of the CEO by conducting an annual review of the CEO's performance against predetermined goals and criteria (including the goal of succession planning) and reporting to the Board as well as recommending to the Board the total annual compensation of the CEO (see "Compensation Discussion and Analysis" beginning on page 26 of this Circular). The HR&CC also reviews with the CEO the performance of his direct reports and recommendations for their total compensation.

Communication/Disclosure Policy and Stakeholder Feedback. Suncor has a disclosure policy called "Communications to the Public" that establishes guidelines and standards for Suncor's communications with shareholders, investment analysts, other stakeholders and the public generally. This policy includes measures to avoid selective disclosure of material information, identifies designated Suncor spokespersons and establishes internal review processes for key public communications. The Code (see "Ethical Business Conduct" on page 9 of this Schedule) addresses Suncor's obligations for continuous and timely disclosure of material information and sets standards requiring directors, officers, employees and contractors trading in Suncor shares and other securities to comply with applicable law.

Suncor has disclosure controls and procedures designed to ensure that material information relating to Suncor is made known to our CEO and Chief Financial Officer ("CFO"). Suncor has a Disclosure Committee, chaired by the Vice President and Controller, and has designed and implemented due diligence procedures to support the financial reporting process and the certification of our financial reports by the CEO and CFO.

Suncor interprets its operations for its shareholders and other stakeholders through a variety of channels, including its periodic financial reports, securities filings, news releases, sustainability report, webcasts, external web site, briefing sessions and group meetings. Suncor encourages and seeks stakeholder feedback through various channels including corporate communications and investor relations programs and through participation in the regulatory process. The Board, either directly or through the activities of a designated Board committee, reviews and approves all quarterly and annual financial statements and related management's discussion and analysis ("MD&A"), the management proxy circular, the annual information form/Form 40-F and press releases containing significant new financial information, among other items.

The Board of Directors is specifically mandated to ensure systems are in place for communication with Suncor's

C-5   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

shareholders and other stakeholders and that these systems are appropriately resourced. Suncor currently maintains a toll-free phone number as well as email and regular mail addresses for stakeholder feedback and questions. In addition, Suncor encourages shareholders to attend Suncor's annual meeting. The annual meeting provides a valuable opportunity to hear directly from Suncor's management about the results of Suncor's business and operations, as well as its strategic plans. Members of the Board are in attendance at annual meetings and the chairman of the Board and the chair of each Board committee are available to answer questions as appropriate. As well, Suncor hosted its first Investor Day in Calgary on December 4, 2013, at which members of Suncor's executive team provided an update on Suncor's operations, performance and outlook. To accommodate a broad audience, the presentation was also webcast.

The Board recognizes that it is also important for the Board to communicate with shareholders, including organizations that represent or advise shareholders (collectively, "Interested Parties") on matters of governance, and to that end, has adopted a Board of Directors' Shareholder Communication and Engagement Policy (the "Engagement Policy"). In accordance with the Engagement Policy, Interested Parties may communicate to the Board in writing to express their views on matters that are important to them, by addressing their correspondence to the Board in care of the Corporate Secretary at the address on the back page of this Circular, or via email at: info@suncor.com, subject line: Attention: [Chairman of the Board / Chair of [Insert Board Committee Name]] c/o Corporate Secretary. The Board has determined that questions or concerns related to the Board and senior management succession process, executive and Board compensation, Board level corporate governance and other matters that are within the scope of the Board's supervisory and oversight duties, as set out in its Terms of Reference, may appropriately be addressed to, and by, the Board. In addition, the Engagement Policy recognizes that in certain circumstances it may be appropriate for Board members, generally through the chairman of the Board or the chair of a committee, to meet with an Interested Party, and sets out criteria to be considered if the Board receives a meeting request and terms applicable to the conduct of any such meeting.

"The Board has adopted a shareholder communication and engagement policy."

Expectations and Responsibilities of Directors. The Terms of Reference, supplemented by a Board approved accountability statement for directors (the "Accountability Statement"), which is available on Suncor's web site, identifies the key expectations placed on Board members. Directors are expected to review meeting materials in advance of meetings. Board meeting dates are established well in advance and directors are expected to be prepared for and attend all meetings absent extenuating circumstances. Directors' attendance records for meetings held in 2013 are set out on page 11 of this Schedule.

Directors must devote sufficient time, effort and energy to their role as a Suncor director to effectively discharge their duties to Suncor and the Board. Pursuant to the Terms of Reference, Audit Committee members must not be members of the audit committees of more than two other public companies, unless the Board determines that simultaneous service on a greater number of audit committees would not impair the member's ability to effectively serve on Suncor's Audit Committee.

Internal Controls. The Board of Directors is specifically mandated to ensure processes are in place to monitor and maintain the integrity of Suncor's internal controls and management information systems. The Audit Committee assists the Board in this regard and monitors the effectiveness and integrity of Suncor's financial reporting, management information, internal controls and Suncor's Internal Audit function (excluding operations integrity audit matters, which are specifically within the mandate of the EHS&SD Committee(2)).

(2)
References throughout this Schedule to "Internal Audit" in relation to the Audit Committee do not include the operations integrity audit department.

The Audit Committee exercises general oversight over the Internal Audit function by reviewing the plans, activities, organizational structure, qualifications and performance of the Internal Auditors. The appointment or termination of the general manager in charge of Internal Audit is reviewed and approved by the Audit Committee. This officer has a direct reporting relationship with the committee and meets with it, in the absence of other members of management, at least quarterly. The Audit Committee also reviews and recommends appointees to the office of the CFO.

Board Committees

In addition to the responsibilities described elsewhere in this Schedule, the following provides a brief summary of the key functions, roles and responsibilities of Suncor's Board committees. The complete text of the mandate of each Board committee is available on Suncor's web site.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    C-6

Governance Committee. The Governance Committee assists the Board in two main areas: corporate governance; and corporate strategy. In its governance role, the Governance Committee is mandated to determine Suncor's overall approach to governance issues and key corporate governance principles.

"The Governance Committee closely monitors emerging best practices in governance."

In doing so, it closely monitors emerging best practices in governance. In addition, the Corporate Secretary, or her delegate, attends seminars, conferences and meetings on governance and updates the committee on developing trends and practices. In 2013, workshops hosted by the Canadian Society of Corporate Secretaries and Canadian legal firms were attended. In addition, Suncor participates in a group comprised of corporate secretaries from large issuers in which members consult with one another and share ideas about governance issues. Suncor also reviews recommendations of governance and shareholder advisory organizations and participates in benchmarking studies undertaken by such organizations to assess its governance practices in relation to those of other issuers in a wide range of geographies and industries. The Corporation's legal function also monitors changes in law, administrative policy and stock exchange requirements relating to governance, and provides updates to the Governance Committee. The committee also reviews matters pertaining to Suncor's values, beliefs and standards of ethical conduct and Suncor's corporate reputation and assists the Board in its strategy role (see "Ethics" and "Strategic Planning", under the heading "Terms of Reference" on page 3 of this Schedule).

The Governance Committee reviews and reports to the Board on directors' compensation issues. The Governance Committee has developed, in consultation with the HR&CC and outside advisors, guidelines for director compensation based on, among other factors, directors' roles and responsibilities and an analysis of the competitive position of Suncor's director compensation program. The Governance Committee annually reviews the competitiveness and form of Board compensation and makes recommendations to the full Board on Board compensation and share ownership guidelines for directors. The Board sets director compensation based upon recommendations from this committee.

Audit Committee. The Audit Committee assists the Board in matters relating to Suncor's external auditors and the external audit process, oil and natural gas reserves reporting, financial reporting and public communication, risk management, security and certain other key financial matters. The Audit Committee also assists the Board in matters relating to Suncor's internal controls and the Internal Audit function (see "Internal Controls", under the heading "Terms of Reference" on page 6 of this Schedule).

The Audit Committee plays a key role in relation to Suncor's external auditors. It initiates and approves their engagement (including fees) or termination, subject to shareholder approval, and monitors and reviews their independence, effectiveness, performance and quality control processes and procedures.

The Audit Committee reviews and approves, with management and external auditors, significant financial reporting issues, the conduct and results of the annual audit and significant finance, accounting and disclosure policies and other financial matters. The Audit Committee also plays a key role in financial reporting, by reviewing Suncor's core disclosure documents, being its annual and interim financial statements, MD&A, annual information form and Form 40-F. The committee approves interim financial statements and interim MD&A and makes recommendations to the Board with respect to approval of the annual disclosure documents.

The Audit Committee plays a key oversight role in the evaluation and reporting of Suncor's oil and natural gas reserves. This includes review of Suncor's procedures relating to reporting and disclosure, as well as those for providing information to Suncor's independent reserves evaluators. The Audit Committee approves the appointment and terms of engagement (including fees) of the reserves evaluators, including their qualifications and independence and any changes in their appointment. Suncor's reserves data and report of the reserves evaluator are annually reviewed by the Audit Committee prior to approval by the full Board of Directors.

The Audit Committee reviews Suncor's policies and practices with respect to cash management, financial derivatives, financing, credit, insurance, taxation, commodities trading and related matters. It also reviews the assets, financial performance, and funding and investment strategies of Suncor's registered pension plan. The Audit Committee oversees generally the Board's risk management governance model (see "Risk Oversight", under the heading "Terms of Reference" on page 3 of this Schedule) and also monitors Suncor's business conduct code compliance program (see "Ethical Business Conduct" on page 9 of this Schedule).

Members of the Audit Committee are required to be financially literate. All of Suncor's directors, including all members of the Audit Committee, are considered financially literate. In addition, at least one member of the

C-7   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

Audit Committee must be determined by the Board to be an "audit committee financial expert". The Board has determined Messrs. O'Brien and D'Alessandro, members of the Audit Committee and independent directors, to be such experts. The criteria for assessing the financial literacy of directors, and whether they qualify as an "audit committee financial expert", are set out in the Terms of Reference in Schedule F attached to this Circular.

For additional information about Suncor's Audit Committee, including the Audit Committee Mandate and Pre-approval Policies and Procedures, see "Audit Committee Information" in Suncor's Annual Information Form dated February 28, 2014, filed at www.sedar.com.

Environment, Health, Safety and Sustainable Development Committee. The EHS&SD Committee reviews the effectiveness with which Suncor meets its obligations and achieves its objectives pertaining to the environment, health, safety and sustainable development. This includes the effectiveness with which management establishes and maintains appropriate EHS&SD policies. The EHS&SD Committee also monitors management's performance and emerging trends and issues in these areas. In fulfilling its role, the EHS&SD Committee reviews quarterly, annual and other management stewardship reports as well as the findings of significant external and internal environmental, health and safety investigations, assessments, reviews and audits. Suncor's periodic sustainability report, a detailed public disclosure document that includes reporting on Suncor's EHS&SD progress, plans and performance objectives, is also reviewed by the EHS&SD Committee.

The EHS&SD Committee also assists the Board in matters pertaining to the integrity of Suncor's physical assets, by monitoring the adequacy of Suncor's internal controls as they relate to operational risks of its physical assets and matters of environment, health, safety and sustainable development (see "Risk Oversight", under the heading "Terms of Reference" on page 3 of this Schedule).

Human Resources and Compensation Committee. The HR&CC assists the Board by annually reviewing the performance of the CEO and recommending his total compensation to the full Board. The corporate objectives for which the CEO is responsible include a combination of corporate goals and personal goals, set annually by the Board of Directors in consultation with the HR&CC and the chairman of the Board. The HR&CC annually reviews the CEO's performance against these objectives and against the key accountabilities of his position, as set out in the CEO's position description. The HR&CC reports its assessment to the full Board which ultimately approves CEO compensation.

The HR&CC also reviews annually the CEO's evaluation of the other senior executives within the organization and his recommendation for their total compensation. No member of the HR&CC is currently a chief executive officer of any other public issuer.

For more information about the HR&CC and the process and criteria for determining the CEO's total compensation, see "Compensation Discussion and Analysis" on page 26 of this Circular. See also "Succession Planning and Monitoring/Evaluating Senior Management", under the heading "Terms of Reference" on page 4 of this Schedule.

Orientation and Continuing Education

AT LEAST ONCE ANNUALLY, THE BOARD MEETS AT A SUNCOR LOCATION OUTSIDE OF CALGARY SO THAT DIRECTORS CAN LEARN ABOUT SUNCOR'S OPERATIONS AND COMMUNITIES IN WHICH THEY ARE CARRIED OUT. THE BOARD HAS A STRATEGIC EDUCATION PROGRAM AND CONTINUING EDUCATION POLICY IN PLACE, BOTH OF WHICH WERE EFFECTIVELY UTILIZED IN 2013.

Each new member of the Board participates in a formal orientation program. The orientation program includes in-person meetings with senior management on key legal, environmental, business, financial and operational topics central to Suncor's business and operations and a tour at the sites of some of Suncor's principal operations. The orientation program also focuses on the role of the Board, its committees and its directors and the nature and operation of Suncor's business.

A directors' handbook, containing information about the Board and Suncor, including Suncor's core governance documents, is presented to each director upon joining the Board. The handbook is continuously updated and is available for viewing by directors through the secure directors' portal.

Presentations and tours at the sites of Suncor's principal operations are provided to directors on a periodic basis, often in conjunction with Board meetings, for the purpose of directly acquainting directors with Suncor's operations and the communities in which they are located. The presentations and tours also serve as opportunities for directors to meet and familiarize themselves with senior executives and high potential employees.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    C-8

The Governance Committee oversees the Board's strategic education program. In conjunction with Board meetings, management presents focused information to directors on topics pertinent to Suncor's business, including the impact of significant new laws or changes to existing laws and opportunities presented by new technologies. In an annual survey, directors are asked to suggest topics of interest for future information sessions and topics are chosen annually for speakers and / or presentations from internal or external sources.

The Board's Director Continuing Education Policy also encourages directors to enroll in courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on the Board with the approval of the chairman of the Board or chair of the Governance Committee. Through this program, Suncor's directors have taken courses in such diverse topics as reserves evaluation, financial accounting and corporate governance, including the programs attended in 2013 by Messrs. Haseldonckx and Huff noted in the table below.

During 2013, the Board, its committees and individual directors participated in presentations and received educational information on a variety of topics, including those set out in the table below.

Date	Topic	Presented/Hosted By	Attended By

February 4, 2013	Suncor's view of world energy market trends	Senior Vice President, Supply Trading & Corporate Development and Director, New Ventures LNG	All directors

February 5, 2013	Upcoming opportunities for Suncor	Consultant (External)	All directors

February 26, 2013	Enhancing Audit Effectiveness: Role of the Audit Committee	Institute of Corporate Directors (with Canadian Public Accountability Board and Canadian Institute of Chartered Accountants)	Paul Haseldonckx

November 4, 2013	Investment Strategies and Portfolio Management	The Wharton School, University of Pennsylvania	John Huff

November 18, 2013	Tour of Suncor's Montréal Refinery, including meetings with executives and employees during the tour and detailed briefings on the refinery business and Suncor's Eastern Canada business evolution	Management and employees	All directors

Ethical Business Conduct

Sound, ethical business practices are fundamental to Suncor's business. The Code, which applies to Suncor's directors, officers, employees and contract workers, requires strict compliance with legal requirements and sets Suncor's standards for the ethical conduct of our business. Topics addressed in the Code include competition, conflicts of interest and the protection and proper use of corporate assets and opportunities, confidentiality, disclosure of material information, trading in shares and securities, communications to the public, improper payments, harassment, fair dealing in trade relations and accounting, reporting and business control. The Code is supported by detailed policy guidance and standards and a Code compliance program, under which every Suncor director, officer, employee and contract worker is required annually to read a summary of the Code and affirm that he or she has reviewed the summary, affirm that he or she understands the requirements of the Code and provide confirmation of his or her compliance with the Code during the preceding year. The summary provided includes a message from the President and CEO, emphasizing Suncor's values and making it clear that all representatives of Suncor are expected to conduct daily business in a safe, fair, honest, respectful and ethical manner.

"Suncor has adopted a business conduct code, supported by detailed guidance and standards and a code compliance program."

C-9   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

The Board exercises stewardship over the Code in several respects. Suncor's Internal Auditors audit the compliance program annually and the general manager of Internal Audit, who has direct reporting relationships with the Audit Committee, reports on compliance to that committee.

Moreover, at least once annually, the Code is reviewed and if appropriate, updated. Management reports to the Governance Committee annually on this process and any changes are reviewed by the Governance Committee. Any waivers of Code requirements for Suncor's executive officers or members of the Board of Directors must be approved by the Board of Directors or appropriate committee thereof and disclosed. No such waivers were granted in 2013.

Suncor encourages employees to raise ethical concerns with Suncor management and Suncor's legal, corporate security, human resources and Internal Audit departments, without fear of retaliation. In addition, Suncor's "Integrity Hotline" provides a means for Suncor employees to raise issues of concern anonymously, with a third-party service provider. The Integrity Hotline is available 24 hours a day, seven days a week. Any issues of a serious nature are investigated by Suncor's Internal Auditors or security staff. The Audit Committee receives regular updates on activities relating to the Integrity Hotline. Pursuant to the Code, the general manager of Internal Audit is charged with responsibility for maintaining the Integrity Hotline and ensuring that all alleged Code violations are investigated in conjunction with legal counsel.

Suncor provides additional specialized training for employees for matters governed by the Code, where it is determined such training would be beneficial. For example, all employees directly involved with Suncor's international and offshore operations are required to attend focused workshops, which address, among other items, compliance with sanctions and anti-bribery and anti-corruption legislation and best practices for operating in international jurisdictions where Suncor operates.

The Code is available on Suncor's web site.

Conflicts of Interest

The Board has adopted a policy relating to directors' conflicts of interest. Pursuant to this policy, directors are required to maintain with the Corporate Secretary a current list of all other entities in which they have a material interest, or on which they serve as a director, trustee or in a similar capacity. This list is made available to all directors through the directors' portal. Directors must immediately advise the Corporate Secretary of any deletions, additions or other changes to any information in their declaration of interest.

If the change involves a change in the director's principal occupation or an appointment as director, officer or trustee of any for-profit or not-for-profit organization, the director must also notify the chairman of the Board, who will determine whether the change would be inconsistent with the director's duties as a member of the Board. In appropriate circumstances, the director's resignation may be required.

The policy sets out clear procedures applicable in the event conflicts arise. If a director is a party to, or has an interest in any party to, a contract or transaction before the Board of Directors (regardless of the materiality of the contract or transaction), the director must immediately advise the chairman of the Board or the particular committee chair. The director's conflict or potential conflict is recorded in the minutes of the meeting and the director is required to absent himself or herself from the meeting for any material discussions or deliberations concerning the subject matter of the contract or transaction. The director is required to abstain from voting on any resolution in respect of such contract or transaction.

The Corporate Secretary ensures that directors do not receive Board materials in situations where the subject matter of those materials could involve an actual or potential conflict of interest.

Board and Committee Meetings

The chairman of the Board, in consultation with the Corporate Secretary, has the responsibility of establishing a schedule for the meetings of the Board of Directors and its committees each year, which is approved by the Board. Board and committee meeting dates are established sufficiently in advance where possible (at least one year and longer if practical) to minimize conflict with other commitments on directors' schedules. The Board holds at least five meetings per year, one of which is principally devoted to strategy. If, during the course of the year, circumstances require Board or committee action or consideration, additional meetings are called.

The chairman of the Board works with the CEO to establish the agenda for each Board meeting. The chair of each committee, in consultation with the committee secretary, determines the agenda for each committee meeting. Each Board member is free to suggest inclusion of items on any Board or committee agenda. Whenever feasible, important issues for decision are dealt with over the course of two meetings. The first meeting allows for a thorough briefing and the second allows for the final discussion and decision.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    C-10

Pursuant to the Terms of Reference, directors are expected to make every reasonable effort to attend all meetings of the Board and its committees. The following provides details about Board and committee meetings held during 2013 and the directors' attendance at these meetings.

Board and Committees	Number of Meetings Held in 2013

Board	7

Governance Committee	5

Audit Committee	7

HR&CC	5

EHS&SD Committee	5

"For 2013, directors attended 100% of all Board and committee meetings."

Number of Meetings and Number of Meetings Attended(1)

Director	Board(2)	Governance Committee	Audit Committee	HR&CC	EHS&SD Committee	Committees (total)	Overall Attendance

Mel E. Benson	7/7	—	—	5/5	5/5	10/10	17/17
	(100%)					(100%)	(100%)

Dominic D'Alessandro	7/7	5/5	7/7	—	—	12/12	19/19
	(100%)	(Chair)				(100%)	(100%)

John T. Ferguson(3)	7/7	—	—	—	—	—	7/7
	(100%) (Chairman)						(100%)

W. Douglas Ford	7/7	5/5	—	5/5	—	10/10	17/17
	(100%)					(100%)	(100%)

Paul Haseldonckx	7/7	—	7/7	—	5/5	12/12	19/19
	(100%)				(Chair)	(100%)	(100%)

John R. Huff	7/7	—	—	5/5	5/5	10/10	17/17
	(100%)					(100%)	(100%)

Jacques Lamarre	7/7	—	7/7	—	5/5	12/12	19/19
	(100%)					(100%)	(100%)

Maureen McCaw	7/7	—	—	5/5	5/5	10/10	17/17
	(100%)					(100%)	(100%)

Michael W. O'Brien	7/7	5/5	7/7	—	—	12/12	19/19
	(100%)		(Chair)			(100%)	(100%)

James W. Simpson	7/7	5/5	—	5/5	—	10/10	17/17
	(100%)			(Chair)		(100%)	(100%)

Eira M. Thomas	7/7	5/5	7/7	—	—	12/12	19/19
	(100%)					(100%)	(100%)

Steven W. Williams(3)	7/7	—	—	—	—	—	7/7
	(100%)						(100%)

(1)
Messrs. Gass and Wilson are not reflected in the foregoing table as they were appointed to the Board effective February 3, 2014.

(2)
Board meetings held on February 5 – 6, April 29 – 30, and July 31 – August 1, 2013 are each counted as one meeting for the purpose of the foregoing table.

(3)
Messrs. Ferguson and Williams are not members of any standing committee and therefore their attendance is only recorded for meetings of the Board. However, throughout the year, Mr. Ferguson attended such meetings of the committees of the Board on a non-voting basis as he determined appropriate in his capacity as chairman of the Board. In 2013, Mr. Williams also attended certain committee meetings on a non-voting basis at the invitation of the committees in his capacity as an officer of Suncor.

(4)
A combined meeting of the Audit and EHS&SD Committees was held in November 2013.

C-11   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

Nomination of Directors

The selection process for new nominees for membership on the Board of Directors is conducted by the Governance Committee. More information on the responsibilities, powers and operations of the Governance Committee is found beginning on page 7 of this Schedule.

In considering its recommendations, the Governance Committee acknowledges that the Board's membership should represent a diversity of backgrounds, experience and skills. Directors are selected for their integrity and character, sound and independent judgment, breadth of experience, insight and knowledge and business acumen. Directors are expected to bring these personal qualities to their role as a Suncor director and apply sound business judgment to help the Board make wise decisions and provide thoughtful and informed counsel to senior management.

Pursuant to the policies of the Board, the assessment and selection process is undertaken by the Governance Committee as needed and consists of several steps, including: (i) maintaining and updating from time to time, an inventory of capabilities, competencies, skills and qualities of current Board members and of the Board as a whole; and (ii) identifying capabilities, competencies, skills and qualities desired to be added to the Board, taking pending retirements and the Board's current needs and priorities into account. The role of the CEO in that process is limited and appropriate. The Board has determined that the industry background and functional experience of the Board currently maps well to Suncor's business strategy, as well as its vision. Suncor's vision is to be a trusted steward of valuable natural resources. Guided by its values, Suncor leads the way to deliver economic prosperity, social well-being and a healthy environment, for today and tomorrow.

The table below lists the competencies of the current non-executive directors, together with their required retirement dates in accordance with Suncor's Retirement and Change of Circumstance Policy (assuming an annual meeting in late April of their retirement year) based on their current ages.

*
Dates are in accordance with Suncor's Retirement and Change of Circumstance Policy. Mr. Haseldonckx has expressed an intention to retire from the Board in the 2015 time frame, subject to the requirements of the Board at that time.

**
Mr. Williams, the sole executive director, has competencies in the following areas: (i) primary industry backgrounds: technology, resources, and industrial; and (ii) functional experience: CEO experience, finance, operations, technology/IT, and corporate staff: resources, staff, economics.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    C-12

The above inventory is assessed as required to identify any capabilities, competencies, skills and qualities desired to be added to the Board in light of the Board's current needs and priorities. The Governance Committee uses this assessment as a basis for selection criteria describing the skills, experiences, qualifications, diversity (gender, ethnicity, age, business experience, professional expertise, personal skills, stakeholder perspectives and geographic background) and personal qualities desired in potential new Board members. The Governance Committee identifies candidates from a number of sources, including executive search firms, or referrals from existing directors. When a vacancy occurs or is pending, the Governance Committee identifies a short list of potential candidates to pursue further, considering, in addition to the factors listed above, whether the candidates can devote sufficient time and resources to his or her duties as a Board member. The Governance Committee is required to retain an executive search firm or other third party expert to assist in completing reference and background checks on Board candidates. The Governance Committee may also engage these firms and experts to assist in carrying out any of its duties required to be carried out in relation to recruitment. Pursuant to Board policies, the Governance Committee is required to maintain and update as needed, a list of potential Board candidates for planned and unplanned vacancies through the form of an ever-green list.

"An ever-green list of potential board candidates is maintained and updated as needed."

Throughout the process, the Governance Committee provides updates to the Board and solicits input on candidates. Candidates are interviewed by members of the committee and other directors as deemed appropriate. The Governance Committee ultimately provides its recommendation on Board candidates to the full Board of Directors, which candidates may be appointed by the Board to hold office for a term expiring not later than the close of the next annual meeting of shareholders.

Retirement

EXECUTIVE DIRECTORS ARE REQUIRED TO LEAVE THE BOARD UPON THEIR RETIREMENT FROM SUNCOR. ALL OTHER DIRECTORS, ABSENT EXCEPTIONAL CIRCUMSTANCES, MUST RETIRE AT THE SHAREHOLDER MEETING FOLLOWING HIS OR HER 72 ND BIRTHDAY.

The Board has adopted a Retirement and Change of Circumstance Policy. The policy provides that all directors, other than management directors, must retire from the Board upon completion of their term of office at the annual meeting of shareholders following their 72 nd birthday. The Governance Committee, in consultation with the chairman of the Board, has the authority under exceptional circumstances to recommend extension of the term of a Board member if the retirement of such director would not be in the best interests of Board continuity and effectiveness. Any such extension must be granted by the Board on the recommendation of the Governance Committee. The CEO and other management directors are required to leave the Board upon their resignation or retirement as an employee from Suncor.

In accordance with the policy, Mr. Ferguson, the chairman of the Board, will retire on April 29, 2014 at the annual general meeting. A special committee of the Board was struck in 2011 to identify and lead a process to recommend candidates for the chair position. The initial criteria for chair selection included the ability to serve on the Board for a significant term, energy industry experience, experience as a board chair or CEO and related board experience, sufficient time to devote to the role, to be free of conflicts and independent of management. Each of the current directors was interviewed during this process to gather their views and receive their input.

The special committee will provide its recommendations to the Governance Committee, which consists entirely of independent directors. Based on the work of the special committee and its recommendations, the Governance Committee will recommend to the Board a successor for the position of Board chair. The new Board chair will be selected and announced prior to Mr. Ferguson's retirement.

Assessment of Directors

Suncor's Board Effectiveness Policy establishes an annual process (the "Evaluation Process") whereby directors are provided with an opportunity to evaluate the effectiveness of the Board, its committees, the chairman of the Board, committee chairs and Board members and to identify areas where effectiveness can be improved or enhanced. The Evaluation Process carried out in 2013 showed that all

C-13   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

directors and committees, and the full Board of directors, effectively fulfilled their responsibilities.

"The Board has established an annual review process for the Board, its Committees, the Chairman, the Chair of each Committee and its members."

The Evaluation Process involves the solicitation of input from individual directors through an annual on-line survey presented in two parts: (i) the Suncor Energy Board, Chairman of the Board and Committee Effectiveness Evaluation Form (the "Board Effectiveness Survey"), which explores the directors' views and solicits feedbacks on how well he or she believes the Board and its committees, including its chairs, are performing; and (ii) the Director Peer Feedback Survey (the "Peer Survey"), which explores the directors' views and solicits feedback on their assessment of other directors' performance, including their contributions and participation in Board discussions and debate, accountability, knowledge, experience, demonstration of high ethical standards and communication and persuasion skills.

The Evaluation Process includes open-ended questions to allow directors to elaborate on their responses and to suggest improvements. The Board Effectiveness Survey asks each director whether he or she believes the Board and each of its committees are functioning as they should in accordance with their mandates. Consideration of the appropriateness of the Board's size is also addressed and the size of the Board was confirmed to be appropriate by the directors in 2013. Information obtained from the answers to these questions assists the Board in determining whether any of the Board or committee mandates or Board processes or policies should be revised.

Board Effectiveness Review

Confidential responses are tabulated and analyzed by the Corporate Secretary and presented in a report which is circulated to the chair of the Governance Committee and chairman of the Board, who then work with the Corporate Secretary to summarize key items and recommendations for enhancing or strengthening effectiveness (including any recommendations arising from the one-on-one meetings described under "Peer Review" below). The recommendations are tabled, discussed and finalized at the first Governance Committee meeting in each calendar year and timelines and action items are assigned at the meeting to track any follow-up to effect the recommendations. The chair of the Governance Committee reports to the full Board on the survey results, recommendations and action items at the first meeting of the Board in each calendar year and reports on the progress in completing those recommendations throughout the year. All materials distributed to the Governance Committee, including the consolidated report and recommendations, are made available for review by all directors.

Peer Review

The results of the Peer Survey are tabulated and consolidated by the Corporate Secretary and a summary report is circulated to the chair of the Governance Committee and chairman of the Board. Individual directors receive their personal results.

The chairman of the Board sets up one-on-one meetings with each director to discuss his or her peer review results and to receive the directors' input on governance, risk and strategy. The chairman of the Board discusses his own peer review results with the chair of the Governance Committee. The one-on-one meetings are completed prior to the first Board and committee meetings held in each calendar year. This allows any input provided during the peer review on governance, risk and strategy, to be incorporated in the action plans arising from the Evaluation Process. Once the peer review meetings are completed, the chairman of the Board prepares a summary of key items arising from these discussions which are discussed in camera at the Governance Committee and at the meeting of the full Board.

Compliance with NYSE Standards

Suncor's corporate governance practices meet or exceed all applicable Canadian Requirements and SEC Requirements. Except as disclosed below, Suncor's corporate governance practices are in compliance with NYSE Standards in all significant respects.

•
Approval of Equity Compensation Plans.  Suncor is not required to and does not comply with Section 303A.08 of the NYSE Listed Company Manual which requires shareholder approval of all equity compensation plans and any material revisions thereto, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market. The TSX rules, applicable to Suncor, only require shareholder approval for certain of Suncor's equity compensation plans in accordance with a specific amendment provision, as approved by shareholders at the 2007 annual and special meeting and by the TSX. See "Summary of Incentive Plans" on page 67 of this Circular.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    C-14

•
Independence Standards.  The Board of Directors is responsible for determining whether or not each director is independent. In making this determination, the Board has adopted the definition of "independence" as set forth in Canadian Requirements (specifically National Instrument 52-110 – Audit Committees) and SEC Requirements (specifically Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended). The Board has not adopted, and is not required to adopt, the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual, including with respect to its audit committee and compensation committee. The Board has not adopted, nor is it required to adopt, procedures to implement Section 303A.05(c)(iv) of the NYSE's Listed Company Manual in respect of compensation committee advisor independence.

C-15   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

SCHEDULE D: POSITION DESCRIPTION FOR INDEPENDENT BOARD CHAIR

The following principles shape the position description and duties for the Chairman of the Board of Directors of Suncor Energy Inc.:

1.
The Board's overarching duty is to supervise the management of Suncor's business and affairs.

2.
Suncor is committed to establishing and maintaining a well developed governance process involving the Board, Board committees and management.

3.
Active involvement and substantive debate are encouraged.

4.
The Board supports the separation of the role of Chairman from the role of Chief Executive Officer (CEO).

5.
The Board is involved in strategic policy issues.

6.
The Board will strive to be the best.

With the foregoing in mind, the framework for Board Chairman will be:

•
The Chairman of the Board is the chief officer of the Board, appointed annually by the Board with remuneration as determined by the Board. The Chairman is not an employee or officer of the Corporation and will be independent of management. The Chairman will foster and promote the integrity of the Board and a culture where the Board works harmoniously for the long-term benefit of the Corporation and its shareholders.

•
The Chairman will preside at meetings of the Board and at meetings of the shareholders of the Corporation, as provided for in the by-laws of the Corporation.

•
The Chairman, by standing invitation, is considered an ex-officio of the Board's Standing Committees of which he is not a listed member.

•
The Chairman will be kept well informed on the major affairs and operations of the Corporation, on the economic and political environment in which it operates and will maintain regular contact with the CEO and other senior executive officers of the Corporation.

The accountabilities of the Chairman include:

Shareholder Meetings

•
Subject to the by-laws, chair all shareholder meetings.

•
Review and approve minutes of all shareholder meetings.

Manage the Board

•
Subject to the by-laws, chair all Board meetings.

•
Provide leadership to the Board.

•
In conjunction with the Governance Committee, ensure that processes to govern the Board's work are effective to enable the Board to exercise oversight and due diligence in the fulfillment of its mandate.

•
Identify guidelines for the conduct and performance of directors.

•
Manage director performance.

•
With the assistance of the corporate secretary and CEO, oversee the management of Board administrative activities (meeting schedules, agendas, information flow and documentation).

•
Facilitate communication among directors.

•
Attend committee meetings as deemed appropriate.

•
Review and approve minutes of all Board meetings prior to presentation to the Board for approval.

Develop a More Effective Board

•
Working with the Governance Committee, plan Board and Board committee composition, recruit directors, and plan for director succession.

•
Working with the Governance Committee, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

•
Review any change in circumstance of individual directors and determine whether directors' other commitments conflict with their duties as directors of Suncor; review requests from the CEO to sit on the Board of Directors of outside business organizations.

•
Review and approve requests from directors under the Board's Directors Continuing Education Policy.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    D-1

Work with Management

•
Support and influence strategy.

•
With the assistance of the Human Resources and Compensation Committee, lead the Board in evaluating the performance of the CEO.

•
Review the CEO's expenses on a quarterly basis.

•
Build relationships at the senior management level.

•
Provide advice and counsel to the CEO.

•
Serve as an advisor to the CEO concerning the interests of the Board and the relationship between management and the Board.

Liaise with Stakeholders

•
Share Suncor's views with other boards and organizations when required.

•
Although primary responsibility for the Corporation's relationships with the financial community, the press and other external stakeholders rests with the CEO, the Chairman may be requested, from time to time, to attend meetings with outside stakeholders.

D-2   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

SCHEDULE E: DIRECTOR INDEPENDENCE POLICY AND CRITERIA

Background:

Corporate governance guidelines provide that boards of directors should have a majority of independent directors, and that the board chairman should be independent.

The purpose of this independence policy and criteria is to state the criteria by which the Board of Directors (the "Board") of Suncor Energy Inc. ("Suncor") determines whether each of its directors is or is not independent.

Independence Policy:

Pursuant to the terms of reference for the Board, a majority of the Board must be independent, and in addition, the Audit, Governance, and Human Resources and Compensation Committees, shall be comprised solely of independent directors. The Governance Committee will conduct an annual review of the status of each director and director nominee in light of the following criteria for independence, and will recommend to the Board in order that the Board may affirmatively determine the status of each such individual. In making independence determinations, the Board shall consider all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. The key concern when assessing independence is independence from management.

Independence Criteria:

A director of Suncor will be considered independent only if the Board has affirmatively determined that the director has no material relationship with Suncor, either directly or as a partner, shareholder or officer of an organization that has a material relationship with Suncor. A "material relationship" is one which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director's independent judgment (CSA National Instrument 52-110).

Notwithstanding the foregoing, a director will NOT be considered independent if(1):

•
The director is, or has been within the last three years, an employee or executive officer of Suncor, or an immediate family member is or has been within the last three years, an executive officer, of Suncor.

•
The director has received, or an immediate family member has received, during any 12-month period within the last three years, more than $75,000 in direct compensation from Suncor, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and other than compensation received by any immediate family member for service as an employee of Suncor (other than an executive officer).

•
The director or an immediate family member is a current partner of a firm that is Suncor's internal or external auditor; a director is a current employee of such a firm; or a director's immediate family member is a current employee of such a firm and participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or a director or an immediate family member who was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on Suncor's audit within that time. For the purposes of this point ONLY, "immediate family member" means a spouse, minor child or stepchild, adult child or stepchild sharing a home with the director.

•
The director or any immediate family member is or has been within the last three years employed, as an executive officer of another corporation where any of Suncor's current executive officers at the same time serve on that corporation's compensation committee.

•
The director is a current employee, or an immediate family member is a current executive officer, of a corporation that has made payments to, or received payments from, Suncor, for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other corporation's consolidated gross revenues.

•
Contributions to tax exempt organizations shall not be considered "payments" for the purposes of these rules, provided that Suncor shall disclose in its proxy circular such contributions made to any tax exempt organization in which a director serves as an executive officer, if within the preceding three years, contributions in any single fiscal year from Suncor to the organization exceeded the greater of $1 million, or 2% of such organization's consolidated gross reserves.

(1)
Unless otherwise noted, "immediate family member" is defined to include a person's spouse, parents, children, siblings, mothers and fathers in law, sons and daughters in law, brothers and sisters in law, and anyone other than domestic employees who shares such person's home.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    E-1

•
For Audit Committee members only, in order to be considered independent, a member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board or any other Board Committee, accept directly or indirectly any consulting, advisory, or other compensatory fee from Suncor, provided that compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Suncor provided that such compensation is not contingent in any way on continued service; and in addition, shall not be an affiliated person of Suncor or any of its subsidiaries.

A director of Suncor will not be considered to have a material relationship with Suncor solely because the individual or his or her immediate family member:

•
Has previously acted as an interim CEO of Suncor; or

•
Acts, or has previously acted, as chair or vice chair of the Board or of any Board committees on a part-time basis; or

•
Sits on the board of directors or as a trustee or in an equivalent capacity, of another corporation, firm or other entity, which has a business relationship with Suncor, provided that the individual's remuneration from the other entity is not personally material to that individual or dependent on or variable with the nature or extent of the business relationship with Suncor, the individual is not involved in negotiating, managing, administering or approving contracts between Suncor and the other entity, and the individual otherwise is in compliance with the Board's conflict of interest policy with respect to contracts between Suncor and that other entity.

E-2   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

SCHEDULE F: BOARD TERMS OF REFERENCE

Part I: Overview

The Canada Business Corporations Act (the Act), Suncor Energy's governing statute, provides "that the directors shall manage or supervise the management of the business and affairs of a corporation...". In practice, as a Board of Directors cannot "manage" a corporation such as Suncor Energy in the sense of directing its day-to-day operations, the overarching role and legal duty of Suncor's Board of Directors is to "supervise" the management of Suncor's business and affairs. Accordingly, the Board of Directors oversees development of the overall strategic direction and policy framework for Suncor Energy. This responsibility is discharged through Board oversight of Suncor Energy's management, which is responsible for the day-to-day conduct of the business. The Board, through the Chief Executive Officer (CEO), sets standards of conduct, including the Corporation's general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the Board as to the conduct of the business in the best interests of the Corporation.

In general, then, the Board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor Energy's business and affairs are managed. In this way, the Board assumes responsibility for the stewardship of the Corporation. Specific responsibilities which facilitate the discharge of the Board's stewardship responsibilities include: the strategic planning process, risk identification and management, ensuring that effective stakeholder communication policies are in place, and ensuring the integrity of internal controls and management information systems. These responsibilities, and others, are addressed in more detail in the Board's Mandate, comprising Part IV of these Terms of Reference.

The Board of Directors discharges its responsibilities with the assistance of Board committees. The committees advise and formulate recommendations to the Board, but do not, except in limited and specifically identified circumstances, have the authority to approve matters on behalf of the Board of Directors. General guidelines relating to Board committees comprise Part III of these Terms of Reference. In addition, each committee has a written mandate, setting out the scope of its operations, and its key roles and responsibilities. Position descriptions of the Board Committee Chairs and the Board of Directors Chairman set out the related principles, framework and accountabilities for those key roles in Suncor's Board governance.

The CEO of Suncor Energy is delegated the responsibility for the day-to-day management of the Corporation and for providing the Corporation with leadership. The CEO discharges these responsibilities by formulating Corporation policies and proposed actions, and, where appropriate, presenting them to the Board for approval. The Corporation's Management Control Process Policy explicitly identifies actions which have been specifically delegated to the CEO, and those which are reserved to the Board of Directors. In addition, the Board has plenary power, and has the power to specify and modify the authority and duties of management as it sees fit with a view to Suncor Energy's best interests and in accordance with current standards. The Act also identifies certain matters which must be considered by the Board as a whole and may not be delegated to a committee or to management. These matters include:

•
any submission to the shareholders of a question or matter requiring the approval of the shareholders;

•
the filling of a vacancy among the directors or in the office of the external auditor;

•
the manner of and terms for the issuance of securities;

•
the declaration of dividends;

•
the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

•
the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

•
the approval of management proxy circulars;

•
the approval of any take-over bid circular or directors' circular;

•
the approval of the audited annual financial statements of the Corporation; and

•
the adoption, amendment or repeal of by-laws of the Corporation.

One of the key stewardship responsibilities of the Board is to approve the Corporation's goals, strategies and plans, and the fundamental objectives and policies within which the business is operated, and evaluate the performance of executive management. Once the Board has approved the goals, strategies and plans, it acts in a unified and cohesive manner in supporting and guiding the CEO. The CEO keeps the Board fully informed of the progress of the Corporation toward the achievement of its goals, strategies and plans, in a timely and candid manner, and the Board of Directors continually evaluates the performance of executive management toward these achievements.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    F-1

Part II: Board Guidelines

The following have been adopted by the Board as the guidelines applicable to the Board and its operations:

•
These Terms of Reference for the Board of Directors (which include the Board Guidelines, Committee Guidelines, Board Mandate and Board Forward Agenda, setting out the important issues that must be addressed by the Board of Directors annually), and the mandates and forward agendas of the Board committees, constitute the charters of the Board and committees respectively, and are reviewed by the Board annually and updated as deemed appropriate. These charters are supplemented by the position descriptions for the Board Chairman and Board Committee Chairs, as well as the Director Accountability Statement.

•
The CEO is responsible for leading the development of long-range plans for the Corporation, including its goals and strategies. The Board, both directly and through its committees, participates in discussions of strategy, by responding to and contributing ideas. The Board annually reviews and approves the Corporation's annual business plan (including the annual budget), and approves the strategies as reflected in the Corporation's long range plan.

•
The Board believes that the appropriate size for the Board is between 10 and 14 members.

•
Directors stand for re-election annually.

•
The Board maintains a Mandatory Retirement and Change of Circumstance Policy and reviews the policy periodically to ensure it continues to serve the Corporation's best interests. The Board maintains a policy permitting directors to retain outside advisors at the expense of the Corporation, subject to the written approval of any of the Board Chairman, the Chair of the committee proposing to retain outside advisors, or the Governance Committee. In exercising their approval authority, the Board Chairman, Board Committee Chair or Governance Committee, as the case may be, will establish, on a case by case basis, reasonable monetary limits and other controls as deemed appropriate.

•
In order to support the alignment of Directors' interests with those of Suncor's shareholders, Directors shall own during the term of their directorship within five years of being appointed or elected to the Board, a minimum value of Suncor common shares, DSUs or any combination thereof, as determined annually by the Governance Committee.

•
The Board should be comprised of a majority of independent directors. The Board has defined an independent director in written independence criteria, based on definitions under applicable law(1). On an annual basis, the Board of Directors shall consider and affirmatively determine whether each individual director is independent, in accordance with the criteria.

•
The membership of the CEO on the Board of Directors is valuable and conducive to effective decision making. However, there should generally be no more than three inside(2) directors on the Board of Directors.

•
The Board supports the separation of the role of Chairman from the role of CEO.

•
The Board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which includes the performance of the business and the accomplishment of CEO's qualitative and quantitative objectives as established at the beginning of each fiscal year of the Corporation, and the creation and fostering within the Corporation of a culture of integrity.

•
The Board Chairman will work with the CEO to establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. Whenever feasible, important issues should be dealt with over the course of two meetings. The first such meeting would allow for a thorough briefing of the Board, and the second would allow for final discussion and a decision.

•
The Board will hold at least five meetings per year, one of which shall be principally devoted to strategy. An additional meeting shall be scheduled for approval of the annual proxy circular, annual information form and other annual disclosure documents, as necessary.

•
Whenever feasible, the Board will receive materials at least one full weekend in advance of meetings. Presentations on specific subjects at Board meetings will only briefly summarize the material sent so discussion at the meeting can focus on questions and issues. Directors are expected to have reviewed these materials prior to attendance at Board and committee meetings, and are expected to be prepared to engage in meaningful discussion and provide considered, constructive and thoughtful feedback and commentary at meetings.

(1)
Suncor's corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the "Canadian Requirements") and the U.S. Securities and Exchange Commission ("SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002 (collectively, the "SEC Requirements").

(2)
An inside director is an officer (other than an officer serving as such in a non-executive capacity) or employee of the Corporation.

F-2   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

•
Board meeting dates will be established sufficiently in advance (at least one year and longer if practical) to minimize conflict with other commitments on Directors' schedules. Directors are accordingly expected to make every reasonable effort to attend all meetings of the Board and its committees, if not in person then by telephone.

•
While the Board does not restrict the number of public company boards that a director may serve on, each director should ensure that he or she is able to devote sufficient time and energy to carrying out their duties effectively.

•
The Board encourages the CEO to bring other executives into Board meetings. The presence of such executives is expected to bring additional insights into the discussions, because of the executives' personal involvement in, and knowledge of, specific agenda items. The benefit of exposing the Board to other executives, for succession planning and career development purposes, is recognized.

•
The Board is responsible for selecting its own members, and for assessing the performance of individual directors, as well as the effectiveness of Board committees and the Board of Directors as a whole. The Board delegates management of the selection processes to the Governance Committee. The Governance Committee has established a policy for director selection. The selection process includes consideration of the competencies and skills the Board, as a whole, should possess, against those of existing directors, and a consideration of the competencies and skills each new nominee will bring to the Board, as well as their ability to devote sufficient time and attention to fulfilling the role of director. The Board ultimately determines nominees that will be included in the Corporation's management proxy circular.

•
The outgoing Chairman of the Board, or in the absence of the outgoing Chairman, a director elected by resolution of the Board, shall manage the process of electing a new Chairman by seeking nominations, determining the willingness of each nominee to take on the role of Chairman of the Board, and by presiding over an election.

•
The Board supports the principle that its membership should represent a diversity of backgrounds, experience and skills.

•
Succession and management development plans will be reviewed by the Human Resources & Compensation Committee, and reported on annually to the Board.

•
During each Board meeting, the Board of Directors shall meet on an "in camera" basis without management. Such in camera meetings shall be presided over by the independent Chairman. In addition, at least once annually, the independent directors will meet in the absence of both management and non-independent directors.

•
At least once annually, the Board will meet at a Suncor Energy location other than the head office location. The purpose is to facilitate continual exposure of Board members to the Corporation's operations and the communities in which they are carried out.

Part III: Committee Guidelines

•
The Board has four standing committees: the Audit Committee, the Governance Committee, the Human Resources and Compensation Committee ("HR&CC"), and the Environment, Health, Safety & Sustainable Development Committee ("EHS&SD"). From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board. Each committee maintains a written mandate and reviews that mandate annually. Any recommendations to amend committee mandates are reviewed by the Governance Committee for recommendation to the Board of Directors.

•
The Governance Committee, with input from the Chairman of the Board, plans Board committee appointments (including the designation of a committee Chair) for recommendation to and appointment by the Board. The committees shall be reconstituted annually following the annual general meeting at which directors are elected by the shareholders of the Corporation. In accordance with the Corporation's By-laws, unless otherwise determined by resolution of the Board of Directors, a majority of the members of a committee shall constitute a quorum for meetings of committees.

•
Each committee shall be comprised of a minimum of three and a maximum of six directors. Each committee shall have a non-member Secretary who may be a member of management of the Corporation. The Chair of each committee, in consultation with the committee Secretary, shall determine the agenda for each committee meeting.

•
The Board supports the principle that committee Chairs should be rotated regularly while preserving continuity.

•
Except where otherwise specified in these terms of reference or in the Corporation's By-laws, each committee shall have the power to determine its own rules of procedure.

•
The Audit Committee will consist entirely of outside, independent directors. In addition, all members of the

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    F-3

  Audit committee must be, in the judgment of the Board of the Directors, financially literate, and at least one member of the Audit Committee must be an audit committee financial expert.

•
In general Audit Committee members will not simultaneously be members of the Audit Committee of more than two other public companies, unless the Board of Directors affirmatively determines that simultaneous service on a greater number of audit committees would not impair the member's ability to effectively serve on Suncor's Audit Committee. Any such determination by the Board of Directors shall be disclosed in the Corporation's management proxy circular.

•
The HR&CC will consist entirely of outside, independent directors.

•
The Governance Committee shall consist entirely of outside, independent directors.

•
The Chairman, by standing invitation, is considered an ex-officio of the Board standing committees of which he is not a listed member.

•
During each committee meeting, the committee shall meet on an "in camera" basis without management. Such in camera meetings shall be presided over by the Chair of the committee, if an independent director, or other committee member who is an independent director, as selected by the independent directors on the committee.

Part IV: Mandate of the Board of Directors

Goals of the Board. The major goals and responsibilities of the Board are to:

•
Establish policy direction and the fundamental objectives of the Corporation;

•
Supervise the management of the business and affairs of Suncor Energy;

•
Ensure the Corporation has an effective strategic planning process;

•
Identify the principal risks of Suncor Energy's business, and ensure that there are systems in place to effectively monitor and manage these risks;

•
Annually approve the strategies reflected in Suncor's long range plan, which takes into account, among other things, the opportunities and risks of the Corporation's business;

•
Protect and enhance the assets of the owners of the Corporation and look after their interests in general;

•
Ensure the continuity of the Corporation by assuming responsibility for the appointment of and succession to the office of the CEO, enforcing the articles and by-laws and by seeing that an effective Board is maintained;

•
Make certain decisions that are not delegable, such as the declaration of dividends; and

•
Provide leadership and direction for the Corporation in establishing and maintaining a high standard of corporate ethics and integrity.

Major Duties. The major duties of the Board are to:

1.
Foster the long-term success of Suncor Energy. Commit to the enterprise and acknowledge that the best interests of Suncor Energy and its shareholders must prevail over any individual business interests of the membership of the Board. Represent and safeguard the interests of all shareholders while recognizing that the interests of employees, customers, suppliers, and especially the general public must also be taken into account for the enterprise to continue being able to serve its owners. Monitor and work to improve return on, security of, and prospects for enhancement of the value of shareholder investment.

2.
Determine and control in broad terms the purposes, goals, activities and general characteristics of Suncor Energy. These duties range from establishing objectives, scope of operations, and fundamental strategies and policies and annually approving Suncor's capital budget and the strategies reflected in its long range plan, to declaring dividends, major capital investments, mergers and acquisitions, issuance or retirement of stock, and other specific actions that are likely to have a substantial effect on the Corporation or that the Board is legally required to take.

3.
Review with management the mission of the Corporation, its objectives and goals, and the strategies whereby it proposes to achieve them. Monitor the Corporation's progress toward its goals and plans, and assume responsibility to revise and alter the Corporation's direction where warranted.

4.
Appoint a CEO, monitor and evaluate his performance, provide for adequate succession to that position, and replace the CEO when appropriate. Appoint as well the other officers of the Corporation, and in respect of the senior officers, monitor their performance, that there is adequate succession to their positions, and that they are replaced when appropriate.

5.
Ensure that the CEO is providing for achievement of acceptable current financial results relative to corporate

F-4   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

  objectives, budgets, and the economic environment, and the development of resources necessary to future success. These resources include:

  •
  management competence, organization and depth;

  •
  technology in exploration, production, mining, manufacturing, product design and product application;

  •
  fixed assets;

  •
  marketing capability – customer loyalty, distribution organization, market knowledge and so on;

  •
  work force and employee relations;

  •
  financial resources, including relations with the financial community; and

  •
  reputation.

6.
Establish an overall compensation policy for the Corporation and monitor its implementation with special attention devoted to the executive group. Review the policy from time to time to ensure that it continues to be appropriate.

7.
Oversee corporate financial operations, including:

•
capital structure management, maintaining reasonable financial flexibility and safety while achieving an appropriate return on equity;

•
financial results reporting;

•
allocation of assets, providing for increasing investment in areas of high return while withdrawing funds from areas producing inadequate returns;

•
maintaining access to suitable sources of new capital;

•
pension funds and other major employee benefit programs;

•
dividend pay-out policy and action;

•
selection of outside auditors for approval by the shareholders; and

•
insurance.

8.
Identify the principal risks of the Corporation's business and ensure implementation and monitoring of systems to effectively manage these risks.

9.
Ensure that processes are in place to monitor and maintain the integrity of the Corporation's internal control and management information systems.

10.
Ensure that the Corporation has in place appropriate environmental, health and safety policies, having regard to legal, industry and community standards, and ensure implementation of management systems to monitor the effectiveness of those policies.

11.
Ensure that systems are in place for communication and relations with stakeholder groups, including, but not limited to, shareholders, the investing public, government, employees, the financial community, and the communities in which Suncor Energy operates. Ensure that measures are in place for receiving feedback from stakeholders, including toll free telephone and internet email communication channels that are adequately resourced to respond to appropriate enquiries. Monitor system effectiveness and significant sensitive and legally required communications.

12.
Ensure that the Corporation has systems in place which accommodate stakeholder feedback.

13.
Collectively and individually respond constructively to requests for advice and assistance from the CEO. Provide leadership and policy direction to management with a view to establishing and maintaining a high standard of legal and ethical conduct for the Corporation, by:

•
taking reasonable steps to ensure that Suncor Energy complies with applicable laws and regulations and with its constating documents, including its Articles and By-laws, and operates to high ethical and moral standards – being on the alert for and sensitive to situations that could be considered illegal, unethical or improper, and taking corrective steps;

•
establishing the means of monitoring performance in this area with assistance of legal counsel;

•
approving and monitoring compliance with key policies and procedures by which the Corporation is operated; complying with the legal requirements, including those pursuant to the Canada Business Corporations Act, applicable to corporate boards of directors, including, without limitation, the duty to act honestly and in good faith with a view to the best interests of the Corporation, and the duty to exercise the care, diligence and skill that reasonably prudent people exercise in comparable circumstances.

14.
Manage Board operations, including, without limitation:

•
subject to any required shareholder approval, fix the size of the Board, review its composition and, when appropriate, identify new nominees to the Board;

•
elect a Chairman, appropriate committees and Committee Chairs;

•
define the duties of the Chairman of the Board and the committees;

•
determine when and where the Board meets;

•
influence the structuring of agendas and how meeting time is spent; and

•
meet legal requirements with respect to corporate administration.

SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014    F-5

APPENDIX A TO THE TERMS OF REFERENCE – FINANCIAL LITERACY AND EXPERTISE

For the purpose of making appointments to the Corporation's Audit Committee, and in addition to the independence requirements, all Directors nominated to the Audit Committee must meet the test of Financial Literacy as determined in the judgment of the Board of Directors. Also, at least one director so nominated must meet the test of Financial Expert as determined in the judgment of the Board of Directors.

Financial Literacy

Financial Literacy can be generally defined as the ability to read and understand a balance sheet, an income statement and a cash flow statement. In assessing a potential appointee's level of Financial Literacy the Board of Directors must evaluate the totality of the individual's education and experience including:

•
The level of the person's accounting or financial education, including whether the person has earned an advanced degree in finance or accounting;

•
Whether the person is a professional accountant, or the equivalent, in good standing, and the length of time that the person actively has practiced as a professional accountant, or the equivalent;

•
Whether the person is certified or otherwise identified as having accounting or financial experience by a recognized private body that establishes and administers standards in respect of such expertise, whether that person is in good standing with the recognized private body, and the length of time that the person has been actively certified or identified as having this expertise;

•
Whether the person has served as a principal financial officer, controller or principal accounting officer of a company that, at the time the person held such position, was required to file reports pursuant to securities laws, and if so, for how long;

•
The person's specific duties while serving as a public accountant, auditor, principal financial officer, controller, principal accounting officer or position involving the performance of similar functions;

•
The person's level of familiarity and experience with all applicable laws and regulations regarding the preparation of financial statements that must be included in reports filed under securities laws;

•
The level and amount of the person's direct experience reviewing, preparing, auditing or analyzing financial statements that must be included in reports filed under provisions of securities laws;

•
The person's past or current membership on one or more audit committees of companies that, at the time the person held such membership, were required to file reports pursuant to provisions of securities laws;

•
The person's level of familiarity and experience with the use and analysis of financial statements of public companies; and

•
Whether the person has any other relevant qualifications or experience that would assist him or her in understanding and evaluating the Corporation's financial statements and other financial information and to make knowledgeable and thorough inquiries whether:

•
The financial statements fairly present the financial condition, results of operations and cash flows of the Corporation in accordance with generally accepted accounting principles; and

•
The financial statements and other financial information, taken together, fairly present the financial condition, results of operations and cash flows of the Corporation.

Audit Committee Financial Expert

An "Audit Committee Financial Expert" means a person who in the judgment of the Corporation's Board of Directors, has following attributes:

a.
an understanding of Canadian generally accepted accounting principles and financial statements;

b.
the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;

c.
experience preparing, auditing or analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Suncor's financial statements, or experience actively supervising one or more persons engaged in such activities;

d.
an understanding of internal controls and procedures for financial reporting; and

e.
an understanding of audit committee functions.

A person shall have acquired the attributes referred to in items (a) through (e) inclusive above through:

a.
education and experience as a principal financial officers, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b.
experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c.
experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d.
other relevant experience.

F-6   SUNCOR ENERGY INC. MANAGEMENT PROXY CIRCULAR 2014

If you are looking for Suncor's 2013 annual report and you haven't received it in the mail, you may not have confirmed you wanted to receive it. Our 2013 annual report is available electronically on
Suncor's web site at www.suncor.com. Or if you would like to receive a printed copy, please call 1 800 558 9071.

Suncor Energy Inc.
150 - 6 Avenue S.W., Calgary, Alberta, Canada T2P 3E3
 T: 403-296-8000

Suncor.com

QuickLinks

EXHIBIT 99.1
Notice of Meeting, Invitation to Shareholders and Management Proxy Circular, dated February 28, 2014